    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2000



                                                      REGISTRATION NO. 333-40742

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                  FORM S-4/A-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                  VIATEL, INC.

             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                          4813                  13-3787366
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                      Number)

                                685 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 350-9200
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                         ------------------------------

       JAMES P. PRENETTA, ESQ.
  SENIOR VICE PRESIDENT AND GENERAL
               COUNSEL
             VIATEL, INC.
           685 THIRD AVENUE
       NEW YORK, NEW YORK 10017
            (212) 350-9200
 (Name, Address, Including Zip Code,
            and Telephone
Number, Including Area Code, of Agent
             For Service)

                        COPIES OF ALL COMMUNICATIONS TO:

        PATRICIA M. LEE, ESQ.
       KELLEY DRYE & WARREN LLP
           101 PARK AVENUE
          NEW YORK, NY 10178
            (212) 808-7800

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the registration statement becomes effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                                     [LOGO]

                               OFFER TO EXCHANGE

                       12 3/4% SENIOR EURO NOTES DUE 2008

WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT FOR ANY AND ALL OUTSTANDING

                       12 3/4% SENIOR EURO NOTES DUE 2008

            WHICH HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT

    We are offering to exchange up to [EURO]300,000,000 aggregate principal amount of our 12 3/4% senior euro notes due 2008 which have been registered under the Securities Act of 1933 for our existing unregistered 12 3/4% senior euro notes due 2008 originally issued on April 20, 2000.

                          TERMS OF THE EXCHANGE OFFER:


    - The exchange offer and withdrawal rights will expire at 5:00 p.m., New York City time (10:00 p.m., London time), on October 4, 2000, unless extended.



    - We will accept for exchange all existing unregistered notes that are validly tendered prior to 5:00 p.m., New York City time (10:00 p.m., London time), on the expiration date.


    - You may withdraw tendered existing notes at any time prior to the expiration date. The exchange offer is not conditioned upon any minimum principal amount of existing notes being tendered for exchange.

    - We are offering to issue the registered notes to satisfy our obligations contained in a registration rights agreement entered into when the existing unregistered notes were sold by us in a private placement transaction in accordance with Rule 144A and Regulation S under the Securities Act, and therefore were not registered with the SEC.

    - The terms of the registered notes to be issued in this exchange offer are substantially identical to the existing notes, except the registered notes will not bear legends restricting their transfer and will not contain the registration rights or liquidated damages provisions that are contained in the existing notes.

    - Any existing notes not tendered and accepted in the exchange offer will remain outstanding and will be entitled to all the rights and preferences that existed prior this exchange offer.

    - If you fail to tender your existing notes while this exchange offer remains open, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

    - We will not receive any proceeds from the exchange offer. Pursuant to the registration rights agreement, we will pay all expenses incident to our consummation of the exchange offer and compliance with the terms of the registration rights agreement. See "The Exchange Offer."

    This prospectus, together with a letter of transmittal and notice of guaranteed delivery, is being sent to all holders of existing notes.


    YOU SHOULD READ THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY ELIGIBLE HOLDERS IN EVALUATING THE EXCHANGE OFFER.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                The date of this prospectus is August 30, 2000.

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
Prospectus Summary..........................................       3
Risk Factors................................................      12
The Exchange Offer..........................................      23
Use of Proceeds.............................................      31
Capitalization..............................................      32
Selected Consolidated Financial Data........................      33
Unaudited Pro Forma Combining Financial Information.........      35
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      39
Business....................................................      50
Management..................................................      76
Certain Transactions........................................      87
Principal Stockholders......................................      88
Description of the Exchange Notes...........................      90
United States Federal Income Taxation.......................     125
Plan of Distribution........................................     132
Legal Matters...............................................     132
Experts.....................................................     132
Where You Can Find More Information.........................     133
Incorporation of Certain Documents by Reference.............     133
Index to Consolidated Financial Statements..................     F-1


                            ------------------------

                     PRESENTATION OF FINANCIAL INFORMATION

    We report our financial statements in U.S. dollars and prepare our financial statements in accordance with generally accepted accounting principles in the United States. We have a fiscal year end of December 31.


    In this prospectus, except where otherwise indicated, reference to (i) "$" or "U.S. dollars" are to the lawful currency of the United States and (ii) "[EURO]" or "euro" is the single currency implemented at the start of the third stage of European economic and monetary union on January 1, 1999, pursuant to the treaty establishing the European Economic Community, as amended by the treaty on European Union, signed at Maastricht on February 7, 1992.


                            ------------------------


    This prospectus incorporates by reference important business and financial information about us contained in documents which are not delivered herewith. These documents are available upon request from:


                   Viatel, Inc.
                   685 Third Avenue
                   New York, New York 10017

                   Attention: Glen K. Davidson, Senior Vice President
                            Corporate Communications and External Affairs

                   (212) 350-9200.


IN ORDER TO ENSURE TIMELY DELIVERY OF THE INCORPORATED DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 27, 2000.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF VIATEL AND THE EXCHANGE NOTES OFFERED BY THIS PROSPECTUS, YOU SHOULD READ THIS ENTIRE PROSPECTUS, THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES, AND THE RISK FACTORS.


    We are a rapidly growing provider of "ALL DISTANCE. ALL SERVICES.-TM-," integrated telecommunication services to individuals, corporations, Internet service providers, applications service providers and other communications carriers in Europe and North America. We operate one of Europe's largest pan-European networks, with international gateways in New York City and London, direct sales forces in 12 Western European cities and New York City, and an indirect sales force in numerous locations in Western Europe and North America. We have full public telecommunications operator licenses in nine Western European countries, Canada and the United States and interconnection agreements with the incumbent telecommunications provider in each of these countries.



    Historically, our revenues have been derived primarily from the provision of long distance telecommunications services in Europe and more recently in North America. Our customer base has consisted primarily of small and medium-sized businesses, other telecommunications, data and Internet service providers and residential customers. On February 29, 2000, we acquired AT&T's United Kingdom subsidiary, New Comms.UK, or Comms UK, a provider of voice and data solutions to primarily enterprise level customers. As a result of this acquisition, we expect that a significant portion of our revenues in future periods will be derived from the provision of data and voice services to larger enterprise customers.



    Our principal asset is our high-capacity fiber optic network. To date, our network consists of 7,400 route kilometers of long-haul fiber linking cities in the United Kingdom, The Netherlands, Belgium, France and Germany. Our network is expected to reach over 10,400 route kilometers in Europe by the end of 2000, and is connected to Viatel's trans-Atlantic cable capacity and U.S. fiber assets. The network has been designed to allow customers to seamlessly exchange voice, data and video content between North America and Europe, and within Europe. Our technologically advanced pan-European network employs fully protected self-healing ring architecture and synchronous digital hierarchy systems to provide high reliability and redundancy.


    Our network currently connects New York with 40 cities in Europe. In the second half of 2000, it is expected to connect Boston, Chicago, New York, Philadelphia and Washington, DC with 59 cities in Belgium, France, Germany, The Netherlands, Switzerland and the United Kingdom. Our European network operates at a speed of 20 gigabits per second but can be upgraded, without service interruptions, to at least 640 gigabits per second per fiber pair through the further application of dense wave division multiplexing technology, to support Europe's growing demand for bandwidth intensive data services.

    Earlier this year, we announced our entry into the competitive local exchange carrier, or CLEC, business. Through a combination of self-constructed assets and fiber exchanges, we will be deploying 22,000 fiber kilometers of metropolitan fiber in London, Amsterdam, Paris, Berlin, Frankfurt and Dusseldorf as well as in the New York metropolitan area. We will soon be able to link our pan-European, North American and trans-Atlantic broadband networks with our high-speed local fiber networks to offer customers a wide array of local and long-distance voice and data services over a single seamless, multinational integrated network.


    Our goal is to provide integrated end-to-end solutions to our customers' voice and data communications needs over our own network. We plan to deliver these solutions primarily through networks that we have built, are in the process of building or will build or acquire through fiber exchanges. Key elements of our strategy to achieve this goal are:


    - CREATE AN INTEGRATED, CONTINUOUSLY UPGRADEABLE PAN-EUROPEAN NETWORK WITH LONG-HAUL AND LOCAL ACCESS CAPABILITY,


    - INCREASE CUSTOMER "LAST MILE" CONNECTIONS USING MULTIPLE ACCESS TECHNOLOGIES INCLUDING DIGITAL SUBSCRIBER LINE, DSL, SERVICE,


    - CONFIGURE OUR NETWORK FOR THE PROVISION OF SERVICES OVER INTERNET
      PROTOCOL,

    - INTRODUCE ADDITIONAL INTERNET SERVICES, AND


    - BUILD ON OUR CUSTOMER BASE, EMPLOYEE BASE AND SYSTEMS TO SUCCEED IN THE DATA SERVICES MARKETS.

                               THE EXCHANGE OFFER

    The [EURO]300,000,000 aggregate principal amount of existing 12 3/4% senior euro notes that are the subject of this exchange offer were issued by us on April 20, 2000 in a transaction exempt from the registration requirements of the Securities Act and applicable state securities laws and may not be offered or sold in the United States unless registered or sold pursuant to an available exemption under the Securities Act and applicable state securities laws. In connection with the April 2000 offering, we entered into a registration rights agreement which grants all holders of these existing 12 3/4% notes certain exchange and registration rights. This exchange offer is intended to satisfy these exchange and registration rights, all of which will terminate upon the consummation of the exchange offer contemplated by this prospectus, except under limited circumstances. This exchange offer is being made for all outstanding existing 12 3/4% senior euro notes. See "The Exchange Offer." The exchange notes will be entitled to the benefits of the indenture under which the existing
12 3/4% euro notes were issued. See "Description of the Exchange Notes."


The Exchange Offer.....................  We are offering to exchange [EURO]300,000,000 aggregate principal amount of our 12 3/4% senior euro notes due
                                         2008, which have been registered under the Securities Act
                                         (the "exchange notes"), for your outstanding 12 3/4%
                                         senior euro notes due 2008 sold by us in April 2000. To
                                         exchange your existing notes, you must properly tender
                                         them, and we must accept your notes. We will exchange all
                                         existing notes that you validly tender and do not validly
                                         withdraw, subject to the conditions set forth in this
                                         prospectus. We will issue registered exchange notes at or
                                         promptly after the end of the exchange offer contemplated
                                         by this prospectus.

Resale.................................  We believe that you can offer for resale, resell or otherwise transfer the exchange notes offered hereby
                                         without complying with the registration and prospectus
                                         delivery requirements of the Securities Act if:

                                             - you are not an "affiliate" of Viatel, as defined in
                                             Rule 405 of the Securities Act,

                                             - you are acquiring the exchange notes in the ordinary
                                               course of business, and

                                             - you are not participating, nor do you intend to
                                             participate or have an arrangement or understanding
                                               with any person to participate, in any distribution
                                               of the exchange notes.

                                         If any of these conditions is not satisfied and you
                                         transfer any exchange notes without delivering a proper
                                         prospectus or without qualifying for a registration
                                         exemption, you may incur liability under the Securities
                                         Act. We will not assume, or indemnify you against, such
                                         liability.

                                         Each broker-dealer that receives exchange notes for its
                                         own account in exchange for existing notes, where such
                                         notes were acquired by such broker-dealer as a result of
                                         market-making activities or other trading activities, must acknowledge that it will

                                         deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution." A
                                         broker-dealer may use this prospectus for an offer to
                                         resell, a resale or other retransfer of the exchange
                                         notes.

Consequences of Failure to Exchange
  Existing Notes.......................  You will continue to hold existing notes that remain subject to existing transfer restrictions if:

                                             - you do not tender your existing notes, or

                                             - you tender your existing notes and they are not
                                             accepted for exchange.

                                         Subject to certain limited exceptions, we will have no
                                         obligation to register the existing notes after we
                                         consummate this exchange offer. See "The Exchange
                                         Offer--Terms of the Exchange Offer" and "Risk
                                         Factors--Your Failure to Participate in the Exchange Offer
                                         Will Have Adverse Consequences."

Expiration Date........................  This exchange offer expires at 5:00 p.m., New York City time (10:00 p.m., London time), on October 4, 2000, unless extended by us.

Conditions to the Exchange
  Offer................................  This exchange offer is subject to customary conditions, which we may waive.

Procedures for Tendering the Existing
  Notes................................  If you wish to accept the exchange offer, you must submit required documentation and effect a tender of existing
                                         notes pursuant to the procedures for book-entry transfer
                                         (or other applicable procedures), all in accordance with
                                         the instructions described in this prospectus and in the
                                         letter of transmittal. See "The Exchange Offer--Procedures for Tendering," "--Book-Entry Transfer" and "--Guaranteed
                                         Delivery Procedures." Other procedures may apply with
                                         respect to book-entry transfers. See "The Exchange
                                         Offer--Exchanging Book-Entry Notes."

Guaranteed Delivery Procedures.........  If you wish to tender your existing notes, but cannot properly do so prior to the expiration date, you may
                                         tender your existing notes according to the guaranteed
                                         delivery procedures set forth in "The Exchange
                                         Offer--Guaranteed Delivery Procedures."

Acceptance of Existing Notes and
  Delivery of Exchange Notes...........  Subject to certain conditions, as described more fully herein, we will accept for exchange any and all existing
                                         notes properly tendered in this exchange offer and not
                                         withdrawn, prior to 5:00 p.m., New York City time
                                         (10:00 p.m., London time), on the expiration date. The
                                         exchange notes issued pursuant to this exchange offer will be delivered as promptly as practicable following the
                                         expiration date. See "The Exchange Offer--Terms of the
                                         Exchange Offer."

Withdrawal Rights......................  You may withdraw the tender of your existing notes at any time prior to 5:00 p.m., New York City time (10:00 p.m.,
                                         London time), on the expiration date.

Certain United States Federal Income
  Tax Considerations...................  For information regarding certain United States federal income tax considerations relating to this exchange offer
                                         and the purchase, ownership and disposition of exchange
                                         notes, you should read the discussion under the heading
                                         "United States Federal Income Taxation."

Use of Proceeds........................  We will not receive any proceeds from the issuance of the exchange notes in this exchange offer.

Exchange Agent.........................  The Bank of New York is serving as exchange agent for this exchange offer. You can find the address for the exchange
                                         agent under the heading "The Exchange Offer--Exchange
                                         Agent."

                                        THE EXCHANGE NOTES

    The form and terms of the exchange notes are identical in all material respects to the form and terms of the existing notes, except that the exchange notes will be registered under the Securities
Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights or liquidated damages provisions contained in the existing notes.
The exchange notes represent the same debt as the existing notes. The existing notes and the exchange notes are governed by the same indenture.

Exchange Notes Offered.................  [EURO]300,000,000 aggregate principal amount of our
                                         12 3/4% senior euro notes due 2008.

Maturity...............................  April 15, 2008.

Interest...............................  Interest on the notes will be payable semi-annually in cash on April 15 and October 15 of each year, commencing
                                         October 15, 2000. Holders of notes will receive interest
                                         on October 15, 2000 from April 20, 2000.

Change of Control......................  If we undergo a change of control (as defined under
                                         "Description of the Exchange Notes"), we will be required
                                         to make an offer to purchase the notes. The purchase price will equal 101% of their principal amount plus accrued and unpaid interest.

Ranking................................  The existing notes are, and the exchange notes will be, unsecured, senior obligations of Viatel, ranking equally
                                         in right of payment with any existing and future unsecured unsubordinated obligations and will be senior in right of
                                         payment to all of our existing and future subordinated
                                         indebtedness. As of June 30, 2000, we had approximately
                                         $2.1 billion of senior indebtedness, $115.8 million of
                                         which was secured. We also had $31.0 million of
                                         outstanding secured letters of credit at June 30, 2000.
                                         The existing notes are, and the exchange notes will be,
                                         effectively subordinated to all existing and future
                                         liabilities (including trade payables) of our
                                         subsidiaries. As of June 30, 2000, our subsidiaries had
                                         approximately $746.5 million of liabilities.

Certain Covenants......................  The terms of the indenture under which the existing notes were issued and the exchange notes will be issued restrict our ability, and the ability of our subsidiaries, to:

                                             - incur additional indebtedness,

                                             - create liens,

                                             - engage in sale-leaseback transactions,

                                             - pay dividends or make distributions in respect of
                                             their capital stock,

                                             - make certain investments or certain other restricted
                                               payments,

                                             - sell assets,

                                             - redeem capital stock,

                                             - issue or sell stock of restricted subsidiaries, and

                                             - enter into transactions with stockholders or
                                             affiliates or, with respect to us, effect a
                                               consolidation or merger.

                                         The limitations are, however, subject to a number of
                                         important qualifications and exceptions.

Trading................................  The notes are listed on the Regulated Unofficial Market
                                         (Freiverkehr) of the Frankfurt Stock Exchange.


    For additional information regarding the exchange notes, see "Description of the Exchange Notes" and "United States Federal Income Taxation."


                                  RISK FACTORS

    See "Risk Factors", immediately following this Summary, for a discussion of certain risk factors relating to us, our business and the exchange of the notes for exchange notes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


    The following table sets forth our summary consolidated financial data. The data does not present all of our financial information. You should read this information together with the consolidated financial statements and the notes to those statements appearing in the back of this prospectus and the information under "Selected Consolidated Financial Data", "Unaudited Pro Forma Combining Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the documents incorporated herein by reference. Pro forma consolidated statement of operations data amounts for the six months ended June 30, 2000 give effect to our acquisition of Comms UK on February 29, 2000, as if it had occurred on January 1, 2000, and are not necessarily indicative of actual results had the acquisition occurred on January 1, 2000. EBITDA consists of earnings before interest, income taxes, restructuring and impairment charges, extraordinary loss, dividends on preferred stock and depreciation and amortization. Adjusted EBITDA consists of EBITDA plus the non-cash cost of capacity sold, non-cash stock related compensation, and the cash portion of the change in deferred revenue. Capital additions for each period consist of capital expenditures, the net change in payables for property and equipment purchases, assets acquired under capital lease obligations and capitalized interest during the period. Earnings to fixed charges is calculated as net loss plus fixed charges, less dividends on preferred stock and extraordinary items, less capitalized interest expense, divided by fixed charges. Fixed charges consist of interest on indebtedness, dividends on preferred stock and one-third of rent expense. Earnings were not sufficient to cover fixed charges by the amounts indicated. Restricted securities represent government obligations purchased by us which secure the payment of certain interest payments on our outstanding senior notes.



                                                     YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                                 --------------------------------      --------------------------------
                                                            HISTORICAL                      HISTORICAL        PRO FORMA
                                                 --------------------------------      --------------------   ---------
                                                   1997       1998        1999           1999       2000        2000
                                                 --------   ---------   ---------      --------   ---------   ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Communication services revenue...............  $ 73,018   $ 131,938   $ 248,600      $ 96,243   $ 322,115   $ 341,733
  Capacity sales...............................     --          3,250      84,501        34,102      61,597      61,597
                                                 --------   ---------   ---------      --------   ---------   ---------
      Total revenue............................    73,018     135,188     333,101       130,345     383,712     403,330
Operating expenses:
  Cost of services and sales...................    63,504     122,109     250,574       103,607     272,078     291,223
  Selling, general and administrative..........    36,077      44,893     100,559        39,853     137,053     142,701
  Depreciation and amortization................     7,717      16,268      75,911        21,582     140,064     142,447
  Restructuring and impairment.................     --         --          13,206            --       3,930       3,930
                                                 --------   ---------   ---------      --------   ---------   ---------
      Total operating expenses.................   107,298     183,270     440,250       165,042     553,125     580,301
                                                 --------   ---------   ---------      --------   ---------   ---------
Operating loss.................................   (34,280)    (48,082)   (107,149)      (34,697)   (169,413)   (176,971)
Interest income................................     3,686      28,259      26,722        13,766      18,159      16,624
Interest expense(1)............................   (12,450)    (79,177)   (137,409)(2)   (61,665)   (102,594)(3)  (102,594)(3)
                                                 --------   ---------   ---------      --------   ---------   ---------
Loss before extraordinary loss.................   (43,044)    (99,000)   (217,836)      (82,596)   (253,848)   (262,941)
Extraordinary loss on debt prepayment..........     --        (28,304)     --             --         --          --
                                                 --------   ---------   ---------      --------   ---------   ---------
Net loss.......................................   (43,044)   (127,304)   (217,836)      (82,596)   (253,848)   (262,941)
  Dividends on convertible preferred
  securities...................................     --         (3,301)     (1,341)(4)    (1,341)    (11,726)(5)   (11,726)(5)
                                                 --------   ---------   ---------      --------   ---------   ---------
Net loss attributable to common stockholders...  $(43,044)  $(130,605)  $(219,177)     $(83,937)  $(265,574)  $(274,667)
                                                 ========   =========   =========      ========   =========   =========
Net loss per common share attributable to
  common stockholders..........................  $  (1.90)  $   (5.67)  $   (7.43)     $  (3.42)  $   (5.39)  $   (5.58)
                                                 ========   =========   =========      ========   =========   =========
Weighted average common shares outstanding,
  basic and diluted............................    22,620      23,054      29,518        24,524      49,266      49,266
                                                 ========   =========   =========      ========   =========   =========


------------------------------

(1) We capitalize interest costs that relate to debt to finance our network construction, until the related portion of the network is placed into service. For the years ended December 31, 1997, 1998 and 1999, we capitalized $.2 million, $3.3 million and $10.1 million, respectively, of interest costs. For the six months ended June 30, 1999 and 2000 we capitalized $4.6 million and $10.7 million, respectively, of interest costs.


(2) Assuming the April 20, 2000 private placement of [EURO]300 million of senior euro notes due 2008 closed on January 1, 1999, the interest expense on the notes for the year ended December 31, 1999 would have increased by an additional $36.7 million assuming an average exchange rate of [EURO]1.0417 per US$1.00 (the market exchange rate on April 12, 2000).


(3) Assuming the April 20, 2000 private placement of [EURO]300 million of senior euro notes due 2008 closed on January 1, 2000, the interest expense on the notes for the six months ended June 30, 2000 would have increased by an additional $11.1 million assuming an average exchange rate of [EURO]1.0417 per U.S. $1.00 (the market exchange rate on April 12, 2000).


(4) Assuming the April 12, 2000 private placement of $180 million of 7 3/4% trust convertible preferred securities by Viatel Financing Trust I closed on January 1, 1999, the dividends on the preferred securities for the year ended December 31, 1999 would have increased by an additional
    $14.0 million.


(5) Assuming the April 12, 2000 private placement of $180 million of 7 3/4% trust convertible preferred securities by Viatel Financing Trust I closed on January 1, 2000, the dividends on the preferred securities for the six months ended June 30, 2000 would have increased by an additional
    $3.9 million.

                                                                                                    SIX MONTHS
                                                               YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                                          ---------------------------------   ----------------------
                                                            1997       1998         1999        1999         2000
                                                          --------   ---------   ----------   ---------   ----------
                                                                            (DOLLARS IN THOUSANDS)
OTHER CONSOLIDATED FINANCIAL DATA:

EBITDA..................................................  $(26,563)  $ (31,814)  $  (18,032)  $ (13,115)  $  (25,418)(6)
Adjusted EBITDA.........................................   (26,563)    (29,372)       9,909         178       12,162 (6)
Net cash used in operating activities...................   (22,525)    (60,318)    (134,825)    (54,931)    (113,307)
Net cash used in investing activities...................   (43,164)   (349,992)    (405,971)   (275,442)    (395,269)
Net cash provided by financing activities...............    11,286     729,035      589,391     542,885      763,983
Capital additions.......................................    40,214     220,903      546,259     349,098      438,984
Deficiency of earnings to fixed charges.................   (43,208)   (133,927)    (229,252)    (88,627)    (276,282)



                                                                  AS OF
                                                              JUNE 30, 2000
                                                              -------------
                                                                   (IN
                                                               THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $  623,232
Restricted cash equivalents and restricted marketable
  securities, current and non-current.......................      133,270
Cash securing letters of credit for network construction....       30,951
Working capital.............................................      451,085
Property and equipment, net.................................    1,321,388
Intangible assets, net......................................      979,350
Total assets................................................    3,417,343
Total long-term liabilities.................................    2,057,107
Series B mandatorily redeemable cumulative convertible
  preferred stock...........................................      314,364
Viatel-obligated mandatorily redeemable convertible
  preferred securities of subsidiary grantor trust whose
  sole assets are junior subordinated debentures of
  Viatel....................................................      180,000
Stockholders' equity........................................      255,890


------------------------------


(6) EBITDA and adjusted EBITDA as defined on the previous page, on a pro forma basis, after giving effect to the acquisition of Comms UK as if it had occurred on January 1, 2000, would have been $(30,594) and $6,986, respectively.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD REVIEW CAREFULLY THE FOLLOWING RISK FACTORS BEFORE TENDERING YOUR EXISTING NOTES IN THE EXCHANGE OFFER. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. OUR BUSINESS, OPERATING RESULTS, FINANCIAL CONDITION AND ABILITY TO REPAY THE NOTES COULD BE HARMED IF THESE RISKS OCCUR. YOU SHOULD ALSO REFER TO OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

YOU MAY FIND IT DIFFICULT TO SELL YOUR EXCHANGE NOTES

    The exchange notes will be new securities for which there is currently no public market. There is no established trading market for the exchange notes. The notes are listed on the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange. We can, however, provide no assurance as to the development of any market for or the liquidity of any market that may develop for the exchange notes, your ability to sell your exchange notes or the price at which you would be able to sell your exchange notes. If such a trading market were to develop, the exchange notes could trade at prices that may be higher or lower than the initial market values depending on many factors, including prevailing interest rates, our results of operations, the market for similar securities and general macroeconomic and market conditions.


    Historically, the market for noninvestment grade debt securities has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. There can be no assurance that the markets for the exchange notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the holders of the exchange notes.


YOUR FAILURE TO PARTICIPATE IN THE EXCHANGE OFFER WILL HAVE ADVERSE CONSEQUENCES


    The existing notes have not been registered under the Securities Act or under the securities laws of any state and you may not resell, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your existing notes for exchange notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the existing notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, you will no longer be able to obligate us to register the outstanding notes under the Securities Act except in limited circumstances provided under the registration rights agreement entered into when the existing notes were issued.


THE NOTES ARE STRUCTURALLY SUBORDINATE TO THE OBLIGATIONS OF OUR SUBSIDIARIES, INCLUDING THE DESTIA 13.50% NOTES


    We conduct a substantial portion of our business through our subsidiaries. Therefore, we depend upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on our outstanding notes. As a result, our creditors, including any holders of the notes, will effectively rank junior to all creditors of our subsidiaries, including the holders of the outstanding 13.50% Senior Notes due 2007 issued by our subsidiary, Destia Communications, Inc., or Destia. As of June 30, 2000, the aggregate amount of obligations (including trade payables) of our subsidiaries was approximately $746.5 million.


OUR CASH FLOW MAY NOT BE SUFFICIENT TO PERMIT REPAYMENT OF OUR INDEBTEDNESS WHEN DUE

    Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. There can be no assurance that our business will generate sufficient cash flow from operations to meet our debt service requirements. Our cash flow from operations may be insufficient to repay our indebtedness at scheduled maturity and some or all of such indebtedness may have to be refinanced. If we are unable to refinance our debt or if additional financing is not available on acceptable terms, or at all, we could be forced to dispose of assets under circumstances that might not be favorable to realizing the highest price for the assets or to default on our obligations with respect to our indebtedness.


WE MAY ENCOUNTER ADDITIONAL DIFFICULTIES IN COMBINING OPERATIONS AND REALIZING SYNERGIES



    Since December 1999, we completed two major acquisitions with the expectation that these transactions would result in certain benefits, including operating efficiencies, cost savings and synergies. Achieving the benefits of these transactions depended in part upon the integration of our businesses in an efficient manner, which required considerable effort. In addition, the consolidation of operations required substantial attention from management. Additional integration and attention from management is still necessary. The diversion of management attention and any difficulties encountered in the transition and integration process could harm us. Furthermore, employees and customers of our acquired companies may leave. We cannot assure you that we will succeed in integrating the operations of the acquired companies into our operations in a timely manner or that the expected efficiencies, cost savings and synergies of these transactions will be realized.


WE HAVE INCURRED AND WILL CONTINUE TO INCUR SIGNIFICANT MERGER-RELATED CHARGES


    As a result of our two acquisitions since December 1999, we have incurred related costs such as financial advisory, legal and accounting fees, financial printing and other related charges. In addition, we have incurred and will continue to incur through December 2000, integration costs associated with consolidating corporate headquarters and other administrative functions, terminating certain leases and severance and facility closing costs associated with consolidating certain product lines. In addition, in connection with the Destia transaction we have also recorded a substantial amount of goodwill and intangible assets that will decrease our earnings as they are amortized over the next four to seven years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Depreciation and Amortization."


OUR SUBSTANTIAL LEVERAGE COULD ADVERSELY AFFECT OUR ABILITY TO RUN OUR BUSINESS


    We have now and will continue to have a significant amount of indebtedness. As of June 30, 2000, we had approximately $2.1 billion of indebtedness. Our substantial indebtedness could have important consequences. For example, it could:


    - limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, joint ventures and general corporate purposes;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the funds available to us for other purposes;

    - make us more vulnerable to economic downturns, limiting our ability to withstand competitive pressures and reducing our flexibility in responding to changing business and economic conditions;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

    - place us at a competitive disadvantage compared to our competitors that have less debt.

    Any of the foregoing could harm us and our ability to make payments on the notes.

TO DATE, WE HAVE INCURRED SUBSTANTIAL NET LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS AND, IF THIS CONTINUES, WE WILL BE UNABLE TO MEET OUR WORKING CAPITAL AND FUTURE DEBT SERVICE REQUIREMENTS


    Our operating loss and net loss have increased for each of the last four years. In 1998, we had an operating loss of $48.1 million, negative EBITDA of $31.8 million and a net loss of $127.3 million. In 1999, we had an operating loss of $107.1 million, negative EBITDA of $18.0 million and a net loss of $217.8 million and, on a pro forma basis, after giving effect to our acquisitions of Destia and Comms UK as if they had occurred on January 1, 1999, would have had an operating loss of $382.9 million, negative EBITDA of $113.8 million and a net loss of $547.3 million. In 1998, we had interest expense of $79.2 million. In 1999, we had interest expense of $137.4 million and, on a pro forma basis giving effect to the combination with Destia and Comms UK as if they had occurred on January 1, 1999, would have had interest expense of $191.3 million.


    We are likely to have negative EBITDA and negative cash flow beyond 2001 if:

    - we extend our expansion plans,

    - prices charged to end-users for capacity sales or communications services decline faster than we anticipate,

    - interconnection rates and wholesale prices paid by us do not decline as quickly as we anticipate, or

    - any of the other risks described in this offering memorandum materialize.

Accordingly, we cannot assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future. If we cannot achieve profitability or positive cash flows from operating activities, we may be unable to meet our working capital and future debt service requirements, which would harm our business, financial condition, results of operations and our ability to make payments on the notes.

WE MUST OBTAIN CONSENTS AND WAIVERS UNDER THE TERMS OF DESTIA'S CREDIT FACILITY


    Destia's credit facility with NTFC Capital Corporation, under which Destia had borrowed approximately $27.2 million as of June 30, 2000, required Destia to obtain NTFC's consent or prepay the borrowed amounts outstanding, prior to any change in control transaction. Since our acquisition of Destia was considered a change in control, Destia has obtained an extension from NTFC, which currently extends until September 8, 2000. Before September 8, 2000, we will be required either to (i) obtain a further extension from NTFC, (ii) prepay the outstanding amounts owed at a premium of not more than 102% of the amount outstanding, or
(iii) negotiate a new facility. We cannot assure you that NTFC will grant an additional extension, if one is necessary, or that it will grant such an extension on terms that are acceptable to us. If NTFC does not grant the extension and we do not prepay the amount owed or negotiate a new facility, then we will be in default under the NTFC credit facility which, in turn, would be an event of default with respect to all of our senior indebtedness. An event of default on our senior indebtedness would enable the holders of such indebtedness to accelerate payment. As of June 30, 2000, we had total senior indebtedness of approximately $2.1 billion, and the obligation to repay this amount would have a material and adverse effect on us, as described above under "To Date, We Have Incurred Substantial Net Losses and Negative Cash Flow From Operations and, If This Continues, We Will Be Unable to Meet Our Working Capital and Future Debt Service Requirements."

OUR OPERATING RESULTS MAY BE SUBJECT TO SUBSTANTIAL FLUCTUATIONS

    Our quarterly operating results have fluctuated in the past, primarily as a result of the evolution of our business, and may fluctuate substantially in the future as a result of a variety of factors, including:

    - pricing changes in the industry;


    - the start-up and ready-for-service dates of each additional phase of our network expansion;


    - timing of capacity sales;

    - changes in the mix of services sold or channels through which those services are sold;

    - changes in user demand, customer terminations of service, capital expenditures and other costs relating to the expansion of our network;

    - the timing and costs of any acquisitions of customer bases and businesses, services or technologies;

    - the timing and costs of marketing and advertising efforts;

    - the effects of government regulation and regulatory changes; and

    - specific economic conditions in the communications industry.

    Variability in our operating results could have a material adverse effect on our business, financial condition, results of operations and on our ability to make payments on the notes. Any significant shortfall in demand for our services in relation to our expectations, or the occurrence of any other factor which causes revenue to fall significantly short of our expectations, would also have a material adverse effect on our business, financial condition, results of operations and our ability to make payments on the notes. In addition, the uncertainty of revenue growth coupled with substantial planned increases in operating expenses and the continued evolution in our transmission methodology from switchless resale to use of our network may result in substantial quarterly fluctuations in our operating results.

DUE TO RESTRICTIONS IN OUR INDENTURES, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE


    The indentures under which our long-term debt has been issued contain a number of conditions and limitations on the way in which we can operate our business. These limitations may force us to pursue less than optimal business strategies or forego business arrangements which could be financially advantageous to us and our stockholders. The indentures restrict, and in some cases significantly limit or prohibit, among other things, our ability and the ability of our respective subsidiaries to:


    - incur additional indebtedness,

    - create liens,

    - engage in sale-leaseback transactions,

    - pay dividends or make distributions with respect to our capital stock,

    - make certain investments,

    - sell assets,

    - redeem capital stock,

    - issue or sell stock of restriced subsidiaries, or

    - enter into transactions with stockholders or affiliates or effect a consolidation or merger.

OUR FUTURE GROWTH WILL REQUIRE SUBSTANTIAL ADDITIONAL CAPITAL WHICH COULD EXCEED BUDGETED AMOUNTS AND CAUSE US TO DELAY OR ABANDON EXPANSION PROJECTS

    Our future growth will require substantial additional capital which may exceed budgeted amounts. If we do not have sufficient cash to fund our growth as planned, we may be required to delay or abandon some or all of our development and expansion plans or we may have to seek additional money earlier than anticipated. We cannot provide any assurance that additional financing arrangements will be available to us on acceptable terms or at all. Moreover, the amount of our outstanding indebtedness may adversely affect our ability to engage in additional financings. Any of the foregoing factors could harm our ability to make payments on the notes.

FAILURE TO CONTINUE TO IMPLEMENT OUR STRATEGY OF OWNING FACILITIES COULD SIGNIFICANTLY IMPACT OUR FINANCIAL PERFORMANCE


    If we are unable to continue to successfully implement our strategy of owning, rather than leasing, communications facilities, we could experience a significant decrease in the margin which we make on communications services transmitted on our network. Unless we are able to significantly increase the volume of traffic which we carry or the amount we can charge for additional services, this decrease in margins would have a material adverse effect on our business, financial condition, results of operations and our ability to make payments on the notes.



FAILURE TO SELL CAPACITY ON OUR NETWORK OR FURTHER PRICE REDUCTIONS FOR CROSS-BORDER CAPACITY IN EUROPE COULD HARM OUR BUSINESS



    Our success and ability to achieve our business objectives depends, in part, upon the sale of capacity on our network. The market for capacity has experienced significant price reductions, which are expected to continue. Although we have been successful in meeting capacity sales objectives to date, we cannot assure you that such success will continue. Furthermore, even if capacity sales projections are realized, continued price declines for cross-border capacity may limit operating profitability or the ability to generate sufficient cash flow to service our indebtedness. If we are unable to sell capacity effectively on our network, it would harm our business, financial condition, results of operations and our ability to make payments on the notes.


CHANGE IN ACCOUNTING POLICIES COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS


    In June 1999, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66," or FIN 43, which is applicable to all contracts entered into after June 30, 1999. FIN 43 requires that a lease of property improvements or integral equipment include a provision allowing title to transfer to the lessee in order for that lease to be accounted for as a sales-type lease.


    We recognize revenue in accordance with FIN 43 and the SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". However, accounting practices and guidance for indefeasible rights-of-use are evolving, and standard setting bodies are currently reviewing a number of issues related to FIN 43 and other related issues will probably be referred to these bodies. Changes in the accounting treatment as a result of the foregoing could affect the way that we recognize revenue and expenses associated with these capacity sales in the future. We cannot assure you that any such changes will not have an adverse effect on our financial condition and results of operations.

WE MAY NOT BE ABLE TO PROVIDE DATA TRANSMISSION SERVICES EFFECTIVELY


    Prior to our acquisition of Comms UK, we had limited experience in providing data transmission services and, consequently, we can provide no assurance that we will be successful in expanding this aspect of our business. Our ability to successfully expand our data transmission business will depend upon, among other things, our ability to:


    - select new equipment and software and integrate these into our network;

    - hire and train additional qualified personnel;

    - enhance our billing, back-office and information systems to accommodate data transmission services; and

    - obtain customer acceptance of our service offerings.

If we are not successful, our business may be materially adversely affected.

    The data transmission business is also extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In providing these services, we will be dependent upon vendors for assistance in the planning and deployment of our data product offerings, as well as ongoing training and support. Our vendors may not have adequate experience in providing equipment and configuring data networks in our various markets. We may also experience technical difficulties in integrating our equipment and handling differing data transmission protocols in our various markets.

    Unlike some of our competitors, we are not currently carrying voice communications using Internet protocol technology on our network outside of the U.K. While we currently carry portions of our traffic using Internet protocol overlay, there is a risk that we will not be able to develop this Internet protocol technology well enough to be able to use it for voice traffic and, therefore, will not be able to realize the anticipated cost reductions associated with using Internet protocol for voice transmissions.

OUR ABILITY TO USE OUR NET OPERATING LOSS CARRYFORWARDS MAY BE LIMITED

    As of December 31, 1999, we had federal income tax net operating loss carryforwards of $577.2 million, which begin to expire in 2007. This amount includes acquired net operating loss carryforwards of approximately $228.7 million from our acquisition of Destia. A tax asset related to this loss carryforward does not appear on our balance sheet because it is unclear if we will generate taxable income prior to the expiration of the net operating loss carryforwards. Our ability to use our net operating loss carryforwards to reduce future tax payments would be limited if a 50% ownership change were to occur over a three-year period. As a result of an ownership change in October 1996, certain of our net operating loss carryforwards from before such time are subject to this limitation. It is possible that our acquisition of Destia, when combined with prior or subsequent direct or indirect changes in the ownership of our common stock within the relevant three-year period, could trigger this limitation.

THE TELECOMMUNICATIONS INDUSTRY IS HIGHLY COMPETITIVE WITH PARTICIPANTS THAT HAVE GREATER RESOURCES THAN WE DO, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY


    Our success depends upon our ability to compete with other communications providers in each of our markets, many of whom have substantially greater financial, marketing and other resources than we have. The markets in which we offer and intend to offer our services are extremely competitive and competition is expected to intensify. Specifically, there has been intense pricing pressure in Europe, particularly in Germany. During 2000, certain carriers reduced voice services prices to below what we had anticipated. We made a strategic decision not to match these voice services price reductions. Although our acquisitions of Destia and Comms UK have created a company with increased revenues, purchasing power and product offerings, if our competitors devote significant additional resources to the provision of communications services to our target customer base, this action could harm our business, financial condition and results of operations. We cannot assure you that we will be able to compete successfully.



    In Europe, we compete with different companies depending on the products and services being offered. In voice services, our competitors consist of the incumbent telecommunications operators in each country in which we operate, global alliances among some of the world's largest telecommunications carriers and new entrants. With regard to our bandwidth services, we are currently facing competition from KPN/Qwest and GTS, each of which has broadband networks in operation in Europe. We will also experience significant additional competition over the next six to eight months as other broadband networks become operational. These include networks being constructed by Global Crossing, Interoute and Concert, the joint venture between British Telecom and AT&T. In addition, Colt Telecom Group and Level 3 Communications are sharing the costs of constructing two networks--one to link certain German cities and another linking Paris, Frankfurt, Amsterdam, Brussels and London. In the area of value-added services, we compete with two main types of competitors--the incumbent telecommunications operators and traditional value-added Internet service providers, such as EUNet, a subsidiary of MCI WorldCom, Ebone, InfoNet and PSINet.


    In the United States, which is among the most competitive and deregulated long distance markets in the world, competition is based primarily upon pricing, customer service, network quality, and the ability to provide value-added services. As such, the long distance industry is characterized by a high level of customer attrition or "churn," with customers frequently changing long distance providers in response to the offering of lower rates or promotional incentives by competitors. We compete with major carriers such as AT&T, MCI WorldCom and Sprint, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than our current costs. Many of these competitors have greater financial, technological and marketing resources than we do. If any of our competitors were to devote additional resources to the provision of communications services to our target customer base, there could be a material adverse effect on our business. Several companies have recently introduced flat rate long distance calling plans with very low per-minute charges. We cannot predict the effect that these plans will have on the industry generally and on us in particular.


    As a result of the Telecommunications Act of 1996, the regional Bell operating companies, or RBOCs, can compete with us in the long distance telecommunications industry, both outside of their local service territories and, upon satisfaction of certain conditions, within their local service territories. The Telecommunications Act of 1996 prospectively eliminated the restrictions on the provision of long distance service by RBOCs. The Telecommunications Act of 1996 permits an RBOC to enter an "out-of-region" long distance market immediately, thereby leaving state regulatory approvals as the only prerequisite to the provision of such long distance service. An RBOC may provide long distance service within its local service area upon approval of the Federal Communications Commission, or FCC, if it statisfies certain procedural and substantive requirements, including a showing that, in certain instances, facilities-based competition is present in its market, that it has entered into interconnection agreements that satisfy a 14-point "checklist" of competitive requirements (unless no competitive local carrier has request such interconnection) and that its entry into the "in-region" long distance market is in the public interest. On December 22, 1999, Bell Atlantic Corporation (d/b/a Verizon Communications, or Verizon) was granted such approval to provide long distance service in New York and SBC Communications was granted approval to provide long distance services in Texas on June 30, 2000. Because a substantial portion of our customer base and traffic originates in the New York metropolitan area, Verizon is a particularly formidable competitor. For long distance calls, Verizon has a substantial cost advantage, because it does not have to pay access fees to another local carrier to originate the call. Access fees constitute a large portion of a long distance carrier's cost of services, including ours. Moreover, now that Verizon's acquisition of GTE has been consummated, Verizon will have even greater resources to compete in its service markets.


NETWORK CONSTRUCTION DELAYS AND SYSTEM DISRUPTIONS OR FAILURES COULD ADVERSELY
  AFFECT OUR BUSINESS

    Our success depends, in part, on our ability to continue to expand our network and on our ability to provide seamless technical operation of this network. Furthermore, as we continue to expand our network to increase our capacity and reach, we will face increasing demands and challenges including:

    - effectively managing the construction of new fiber routes, obtaining any necessary rights-of-way and required licenses for such construction, and completing any such construction on budget and on time;

    - increasing traffic volume on our network; and

    - selling capacity on our network.

    If the costs of construction projects significantly exceed the budget for those projects, we may be required to obtain additional financing, proceed on a joint build basis or to abandon or curtail portions of those projects. Our build-out costs have exceeded budget in the past and may exceed budget in the future. If we encounter construction delays, we will not be able to route our traffic over our owned facilities as soon as we have planned, which could have a detrimental effect on our ability to increase traffic volumes and gross margins. In addition, construction delays could negatively affect our ability to sell indefeasible rights-of-use or capacity to other carriers. We have experienced delays in the past and may experience them in the future. Our network is also subject to several risks which are outside of our control, such as the risk of damage to software and hardware resulting from:


    - fire;



    - power loss;



    - natural disasters; and


    - general transmission failures caused by a number of additional factors.

    Any failure of our network or other systems or hardware that causes significant interruptions to our operations could harm our business, financial condition, results of operations and our ability to make payments on the notes.

    Our operations are also dependent on our ability to successfully integrate new and emerging technologies and equipment into the network, which could increase the risk of system failure and result in further strains upon our network. In the event of a system disruption, we could seek to minimize customer inconvenience by routing traffic to other circuits and switches which may be owned by other carriers. However, prolonged or significant system failures, or difficulties for customers in accessing and maintaining connection with our network, could seriously damage our reputation and result in customer attrition, reduced margins and financial losses. Additionally, any damage to our switching centers could have a material adverse effect on our ability to manage our network operations, generate accurate call detail reports and monitor our systems.

    The continued expansion and development of our network will require the significant expenditure of resources in projecting growth in traffic volume and routing preferences and determining the most cost-effective means of growing the network, for example, through variable or fixed lease arrangements, the purchase of capacity or minimum investment units on digital fiber optic cables or digital microwave equipment, the purchase of dark fiber or the further construction of transmission infrastructure. Failure to project traffic volume and route preferences correctly or to determine the optimal means of expanding our network would result in less than optimal utilization of our network and could have a material adverse effect on our business, financial condition, results of operations and our ability to make payments on the notes.

FOREIGN CURRENCY EXCHANGE RATES COULD HAVE ADVERSE EFFECTS ON OUR BUSINESS


    Our payment obligations with respect to our outstanding indebtedness are denominated in U.S. dollars and the euro, but certain of our revenues are denominated in Pound Sterling. Any appreciation in the value of the U.S. dollar or the euro relative to the Pound Sterling could have a material adverse effect on our ability to make payments on such obligations.



    In the future, we may elect to manage exchange rate exposure presented by our euro-denominated obligations through the use of hedging transactions. There can be no assurance that exchange rate fluctuations will not have a material adverse effect on our ability to make payments on our outstanding indebtedness, including the notes.


    In addition, we cannot provide any assurance that the laws or administrative practices relating to taxation, foreign exchange or other matters in countries within which we operate will not change in a manner that could have a material adverse effect on our business, financial condition, results of operations and our ability to make payments on the notes.

OUR DEPENDENCE UPON THIRD PARTIES FOR LEASED CAPACITY AND INTERCONNECTION ARRANGEMENTS MAY RESULT IN SUBOPTIMAL UTILIZATION OF OUR NETWORK

    We currently lease capacity for point-to-point circuits with fixed monthly payments and buy minutes of use under agreements with maximum twelve-month terms and are vulnerable to changes in our lease arrangements, capacity limitations and service cancellations. These lease arrangements present us with high fixed costs, while revenues generated by the utilization of these leases will vary based on traffic volume and pricing. Accordingly, if we are unable to generate sufficient traffic volume over particular routes or are unable to charge appropriate rates, we could fail to generate revenue sufficient to meet the fixed costs associated with the lease and may incur negative gross margins with respect to those routes. A deterioration of our relationship with one or more carriers could have a material adverse effect on our cost structure, service quality, network coverage, financial condition, results of operations and our ability to make payments on the notes.

    Our ability to access customers and to utilize effectively our network is dependent upon our ability to secure operative interconnection agreements, providing access to and an exit from the public switched telephone network, with the respective incumbent telecommunications operator in each market in which we operate. Difficulties or delays in obtaining necessary operative interconnections in a satisfactory or timely manner may significantly delay or prevent the maximum utilization of our network, which could have a material adverse effect on us.

WE ARE DEPENDENT UPON THIRD-PARTY SALES ORGANIZATIONS OVER WHICH WE CAN EXERCISE ONLY LIMITED CONTROL

    We sell a substantial portion of our services through indirect channels of distribution, which consist of independent sales agents, distributors and, to a lesser extent, resellers. We do not have control over such agents, distributors and resellers and, therefore, are not able to ensure that they will perform in a satisfactory manner or that their interests will be aligned with our interests. In addition, such entities also may terminate their business relationships with us at any time, with little or no prior notice. We have found this risk to be especially pronounced in our multilevel marketing program in the United Kingdom, where a master agent could decide to terminate its business relationship, and that of its sub-agents, and conduct business with a competitor. Unsatisfactory performance by such entities, or the termination by them of their business relationship with us, would hinder our ability to grow and could harm our business.

LOSS OF SIGNIFICANT CARRIER CUSTOMERS WOULD RESULT IN A SIGNIFICANT LOSS OF REVENUES

    We currently derive a significant portion of our revenues from a relatively small number of carrier customers. During 1999, carrier customers accounted for 35.2% of our total revenue. Carrier customers generally are extremely price sensitive and move their traffic from carrier to carrier based on small price changes. In markets in Western Europe, this risk is particularly acute. Accordingly, the loss of revenue from significant carrier customers would harm our business, financial condition, results of operations and our ability to make payments on the notes.

OUR BUSINESS WILL SUFFER IF WE LOSE CERTAIN KEY PERSONNEL OR FAIL TO ATTRACT AND RETAIN OTHER QUALIFIED PERSONNEL

    The continued success of our business is dependent, to a significant extent, upon the abilities and continued efforts of our senior management, and particularly upon the abilities and efforts of Michael J. Mahoney, Chairman and Chief Executive Officer, Alfred West, Vice Chairman, and William C. Murphy, President. We have employment agreements with only certain members of key management including: Mr. Mahoney; Mr. West; Mr. Murphy; Allan L. Shaw, Chief Financial Officer; Sheldon M. Goldman, Executive Vice President, Corporate Development; Lawrence G. Malone, Executive Vice President, Wholesale Sales and Marketing; and Francis J. Mount, Chief Technology Officer. Except for a
$3.0 million key-man life insurance policy on the life of Mr. Mahoney, we do not maintain and do not currently contemplate obtaining such life insurance policies on any of our employees.

    The success of our business will depend on our ability to attract, retain and motivate qualified management, marketing, technical and sales executives and other personnel who are in high demand and who often have multiple employment options. In addition, the labor market for software engineers and central office technicians has been extremely competitive recently and we may lose key employees or be forced to increase their compensation. The loss of the services of key personnel, or the inability to attract, retain and motivate qualified personnel, could harm our business, financial condition and results of operations.

THE NOTES WILL BE ISSUED WITH ORIGINAL ISSUE DISCOUNT


    The notes will be issued at a discount from their stated principal amount at maturity for U.S. federal income tax purposes. Consequently, original issue discount, or OID, will be includible in the gross income of a U.S. holder of notes for U.S. federal income tax purposes in advance of the receipt of cash payments on such notes, unless the amount of OID is "DE MINIMIS." See "United States Federal Income Taxation."


WE ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION WHICH MAY AFFECT OUR ABILITY TO OFFER CERTAIN SERVICES AND WHICH MAY BE CHANGED IN A MANNER ADVERSE TO US

    National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which we currently operate and intend to operate. See "Business--Government Regulation."

    The interpretation and enforcement of such laws and regulations varies and could limit our ability to provide telecommunications services in certain markets. We cannot assure you that:

    - future regulatory, judicial and legislative changes will not harm us;

    - domestic or international regulators or third parties will not raise material issues with regard to our compliance with applicable laws and regulations; or

    - other regulatory activities will not harm our business, financial condition and results of operations.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you exchange your existing notes for exchange notes, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations and our ability to make payments on the notes.

                               THE EXCHANGE OFFER


    The following contains a summary of the material provisions of the registration rights agreement, dated April 14, 2000. This summary may not contain all of the information you might consider important, and we urge you to carefully review the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Copies are available as set forth under the heading "Where You Can Find More Information."


TERMS OF THE EXCHANGE OFFER

    GENERAL

    The holders of existing notes are entitled to the benefits of the registration rights agreement. Under the registration rights agreement, we have agreed to use our best efforts to consummate the exchange offer by October 20, 2000. We are required to keep the exchange offer open for not less than 20 business days after the date notice of the exchange offer is mailed to holders of existing notes. This exchange offer, if consummated by October 20, 2000, will satisfy those requirements under the registration rights agreement.


    If the conditions set forth in this prospectus and in the related letter of transmittal are complied with, we will accept for exchange all existing notes that you have validly tendered and not withdrawn prior to 5:00 p.m., New York City time (10:00 p.m., London time), on the expiration date. We will issue exchange notes for an equal principal amount as the principal amount of existing notes accepted in the exchange offer. You may tender existing notes only in integral multiples of [EURO]1,000 principal amount. This prospectus, together with a letter of transmittal and notice of guaranteed delivery, is being sent to all registered holders as of August 30, 2000. The exchange offer is not conditioned upon any minimum principal amount of existing notes being tendered for exchange. However, our obligation to accept existing notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under "--Conditions."


    Existing notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of existing notes for the purposes of receiving the exchange notes and delivering exchange notes to such holders.

    Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5,
1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that unless you are a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, you may offer for resale, resell or otherwise transfer exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

    - the exchange notes are acquired in the ordinary course of business,

    - at the time of the commencement of the exchange offer you have no arrangement or understanding with any person to participate in a distribution of the exchange notes, and


    - you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.


We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange notes as it has in such no-action letters.

    By tendering existing notes in exchange for exchange notes and executing a letter of transmittal, you will represent to us that:

    - any exchange notes you receive will be acquired in the ordinary course of business,

    - you have no arrangements or understandings with any person to participate in the distribution of the existing notes or exchange notes within the meaning of the Securities Act, and

    - you are not an "affiliate," as defined in Rule 405 under the Securities Act, of us.

If you are a broker-dealer, you will also be required to represent that your existing notes were acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus if you resell exchange notes. See "Plan of Distribution." You, whether or not you are a broker-dealer, shall also represent that you are not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If you are unable to make the foregoing representations, you may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act if you make any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

    Upon consummation of the exchange offer, subject to certain limited exceptions, you will no longer be entitled to registration rights and will not be able to offer or sell your existing notes, unless they are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of your existing notes.

    EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION


    The expiration date shall be October 4, 2000 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date to which the exchange offer is extended.



    To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify you by means of a press release or other public announcement prior to 9:00 a.m., New York City time (2:00 p.m., London time), on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time.


    We have the right, if we give oral or written notice to the exchange agent,
(1) to delay acceptance of any existing notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of existing notes not previously accepted if any of the conditions set forth herein under "--Conditions" shall have occurred and shall not have been waived by us prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent, or (2) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the existing notes. If we amend the exchange offer and determine that the change is material, we will promptly disclose such amendment in a manner reasonably calculated to inform you of such amendment.

    Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we are not required to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE EXCHANGE NOTES

    The exchange notes will accrue interest at the rate of 12 3/4% per annum from the last interest payment date on which interest was paid on the existing note surrendered in exchange therefor, or, if no interest has been paid on such existing note, from April 20, 2000, PROVIDED, that if you surrender an existing note for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and you receive the interest due on that date, interest on the exchange note received in exchange therefor will accrue from the date of such interest payment date. We will pay interest on the exchange notes on April 15 and October 15 of each year, commencing October 15, 2000. No additional interest will be paid on existing notes tendered and accepted for exchange.

PROCEDURES FOR TENDERING


    To tender in the exchange offer, you must complete, sign and date a letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time (10:00 p.m., London time), on the expiration date. In addition, either


    - certificates of such existing notes must be received by the exchange agent along with the letter of transmittal, or

    - a timely confirmation of a book-entry transfer of such existing notes, if such procedure is available, into the exchange agent's account at either The Depository Trust Company, Euroclear or Clearstream, also referred to as the applicable book-entry transfer facility, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the letter of transmittal, or


    - the holder must comply with the guaranteed delivery procedures described below.



YOU CHOOSE THE METHOD OF DELIVERY OF THE EXISTING NOTES, LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, AND YOU BEAR ALL THE RISK. IF SUCH DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPER INSURANCE, AND RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY. YOU SHOULD NOT SEND EXISTING NOTES, LETTER OF TRANSMITTAL OR OTHER REQUIRED DOCUMENTS TO US. You must deliver all existing notes (if applicable), letter of transmittal and all other required documents to the exchange agent at its address set forth below. You may also request your broker, dealer, commercial bank, trust company or nominee to effect such tender for you.


    Your tender of existing notes will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal. If you are a beneficial owner whose existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact such registered holder promptly and instruct it to tender on your behalf.

    Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act, each an "eligible institution", unless the existing notes tendered pursuant thereto are tendered (1) by a registered holder of existing notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of an eligible institution.

    If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

    All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered existing notes will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all existing notes not properly tendered or any existing notes which, if accepted, would, in the opinion of counsel to us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular existing notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of existing notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of existing notes, nor shall any of them incur any liability for failure to give such notification. Tenders of existing notes will not be deemed to have been made until such irregularities have been cured or waived. Any existing notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

    In addition, we reserve the right, in our sole discretion, subject to the provisions of the indenture pursuant to which the notes are issued,


    - to purchase or make offers for any existing notes that remain outstanding subsequent to the expiration date or, as set forth under "--Conditions," to terminate the exchange offer, and


    - to the extent permitted under applicable law, to purchase existing notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    If the conditions to the exchange offer are met or we waive them, we will accept all existing notes properly tendered promptly after the expiration date, and the exchange notes will be issued promptly after acceptance of the existing notes. See "--Conditions." Existing notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each existing note accepted for exchange, you will receive an exchange note having a principal amount equal to that of the surrendered existing note.

    In all cases, issuance of exchange notes for existing notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of

    - certificates for such existing notes or a timely book-entry confirmation of such existing notes into the exchange agent's account at the applicable book-entry transfer facility,

    - a properly completed and duly executed letter of transmittal, and

    - all other required documents.

If we do not accept any tendered existing notes for any reason set forth in the terms and conditions of this exchange offer, we will return to you at our expense such unaccepted or such nonexchanged existing notes (if in certificated form) or credit to an account maintained with the applicable book-entry transfer facility as promptly as practicable after the expiration or termination of this exchange offer.

BOOK-ENTRY TRANSFER

    The exchange agent will make a request to establish an account with respect to the existing notes at each of the applicable book-entry transfer facilities for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the applicable book-entry transfer facility's system may make book-entry delivery of existing notes by causing the applicable book-entry transfer facility to transfer such existing notes into the exchange agent's account at the applicable book-entry transfer facility in accordance with its procedures for transfer. However, although delivery of existing notes may be effected through book-entry transfer at the applicable book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under "--Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

EXCHANGING BOOK-ENTRY NOTES


    The exchange agent and each of the book-entry transfer facilities have confirmed that any financial institution that is a participant in such book-entry transfer facility may utilize such book-entry transfer facility's Automated Tender Offer Program, or ATOP, or comparable procedures to tender existing notes.



    Any participant in the applicable book-entry transfer facility may make book-entry delivery of existing notes by causing such book-entry transfer facility to transfer such existing notes into the exchange agent's account in accordance with its ATOP or comparable procedures for transfer. However, the exchange for the existing notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of existing notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term "agent's message" means a message, transmitted by the applicable book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that such book-entry transfer facility has received an express acknowledgment from a participant tendering existing notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.


GUARANTEED DELIVERY PROCEDURES

    If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if


    - the tender is made through an eligible institution,


    - prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which

       (1) sets forth your name and address and the amount of existing notes tendered,

       (2) states that the tender is being made thereby, and

       (3) guarantees that within three Nasdaq National Market trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

    - the certificates for all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three Nasdaq National Market trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL OF TENDERS


    You may withdraw your tender of existing notes at any time prior to 5:00 p.m., New York City time (10:00 p.m., London time), on the expiration date.



    For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal prior to 5:00 p.m., New York City time (10:00 p.m., London time), on the expiration date at the address set forth below under "--Exchange Agent." Any such notice of withdrawal must


    - specify the name of the person having tendered the existing notes to be withdrawn,

    - identify the existing notes to be withdrawn, including the principal amount of such existing notes,


    - in the case of existing notes tendered by book-entry transfer, specify the name of the applicable book-entry transfer facility from which the existing notes were tendered and the number of the account at such book-entry transfer facility, and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn existing notes and otherwise comply with the procedures of such facility,


    - contain a statement that such holder is withdrawing its election to have such existing notes exchanged,

    - be signed by the holder in the same manner as the original signature on the letter of transmittal by which such existing notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the existing notes register the transfer of such existing notes in the name of the person withdrawing the tender, and

    - specify the name in which such existing notes are registered, if different from the person who tendered such existing notes.


We will determine all questions as to the validity, form, eligibility and time of receipt of such notice and our determination shall be final and binding on all parties. Any existing notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. If you withdraw existing notes, they will be returned to you at cost, in the case of physically tendered existing notes, or credited to an account maintained with the applicable book-entry transfer facility for the existing notes as soon as practicable after withdrawal. You may retender properly withdrawn existing notes by following one of the procedures described under "--Procedures for Tendering" and "--Book-Entry Transfer" above at any time on or prior to 5:00 p.m., New York City time (10:00 p.m., London time), on the expiration date.


CONDITIONS


    Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue exchange notes in exchange for, any existing notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time (10:00 p.m., London time), on the expiration date, we determine, in our reasonable judgment, that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.


    The foregoing conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition or we may waive them, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect and we may still assert them whenever or as many times as we choose.


    In addition, we will not accept for exchange any existing notes tendered, and no exchange notes will be issued in exchange for any such existing notes, if at such time any stop order shall be threatened or in effect with respect to either the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act. We are required to use every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible moment.


EXCHANGE AGENT


    We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and tenders of existing notes that have been deposited with a custodian for, and registered in the name of, the applicable book-entry transfer facility, to the exchange agent addressed as follows:



                                FOR DTC PORTION



  BY REGISTERED MAIL OR OVERNIGHT              BY HAND DELIVERY:                   FOR INFORMATION CALL:
               CARRIER:                                                                (212) 815-6331

        The Bank of New York                  The Bank of New York             FACSIMILE TRANSMISSION NUMBER:
  101 Barclay Street, Floor 7 East             101 Barclay Street                      (212) 815-6339
      New York, New York 10286          Corporate Trust Services Window
     Attn: Santino Ginocchietti                   Ground level                     CONFIRM BY TELEPHONE:
       Reorganization Section               New York, New York 10286                   (212) 815-6331
                                           Attn: Santino Ginocchietti
                                             Reorganization Section



                      FOR EUROCLEAR OR CLEARSTREAM PORTION



BY REGISTERED MAIL, HAND DELIVERY OR OVERNIGHT CARRIER:                    FOR INFORMATION CALL:
                  The Bank of New York                                     011 44 207 964-7284 or
                   Lower Ground Floor                                       011 44 207 964-7235
                    30 Cannon Street                                   FACSIMILE TRANSMISSION NUMBER:
                         London                                            011 44 207 964-6369 or
                        EC4M 6XH                                            011 44 207 964-7294
          Attention: Linda Read or Emma Wilkes                             CONFIRM BY TELEPHONE:
                                                                           011 44 207 964-7284 or
                                                                            011 44 207 964-7235


FEES AND EXPENSES

    We will pay the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

    We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with such services. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by us in forwarding copies of this prospectus and related documents to the beneficial owners of the existing notes, and in handling or forwarding tenders for exchange.

    We will pay our expenses for this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

    We will pay all transfer taxes, if any, applicable to the exchange of existing notes pursuant to the exchange offer. If, however, exchange notes or existing notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the existing notes tendered, or if tendered existing notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of existing notes pursuant to this exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

    If you do not exchange your existing notes for exchange notes pursuant to this exchange offer, you will continue to be subject to the restrictions on transfer of such existing notes as set forth in the legend thereon since the existing notes were issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the existing notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the existing notes under the Securities Act. If existing notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted existing notes could be adversely affected.

                                USE OF PROCEEDS


    The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement entered into when the existing notes were sold in the April 2000 private placement. We will not receive any cash proceeds from the issuance of the exchange notes in exchange for existing notes. In consideration for issuing the exchange notes, we will receive existing notes in like aggregate principal amount, the terms of which are identical in all material respects to the terms of the exchange notes. The existing notes surrendered in exchange for exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase or decrease in our outstanding indebtedness.



    The net proceeds from the issuance of the existing notes sold in the April 2000 private placement were approximately $271.2 million (based on the exchange rate as of April 12, 2000 of euros into U.S. dollars of approximately [EURO]1.0417 per U.S. $1.00), after deducting discounts and commissions and expenses of that offering payable by us. The net proceeds from that offering have been, and will continue to be, used to fund the further development and enhancement of our network, to make selective acquisitions and investments and for working capital and general corporate purposes. Pending use of the net proceeds, we have invested such proceeds in short-term, interest-bearing high quality securities.

                                 CAPITALIZATION


    The following table sets forth, as of June 30, 2000, our cash and cash equivalents, restricted cash equivalents and marketable securities and capitalization. You should read this table in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related notes thereto of Viatel included in the back of this prospectus and the documents incorporated herein by reference.



                                                                  AS OF
                                                              JUNE 30, 2000
                                                              -------------
Cash and cash equivalents...................................   $  623,232
                                                               ==========
Restricted cash equivalents.................................       10,833
                                                               ==========
Cash securing letters of credit for network construction....       30,951
                                                               ==========
Restricted marketable securities, current and non-current...      122,437
                                                               ==========
Long-term liabilities, excluding current installments:
    Long-term debt..........................................    1,973,618
    Notes payable and obligations under capital leases......       83,489
                                                               ----------
      Total long-term liabilities...........................    2,057,107
                                                               ----------
Series B mandatorily redeemable cumulative convertible
  preferred stock, $.01 par value; 650,000 shares
  authorized; 325,000 shares issued and outstanding.........      314,364
Viatel-obligated mandatorily redeemable convertible
  preferred securities of subsidiary grantor trust whose
  sole assets are junior subordinated debentures of
  Viatel....................................................      180,000
Stockholders' equity:
    Common stock, $.01 par value; 150,000,000 shares
     authorized; 50,451,404 shares issued and outstanding...          504
    Additional paid-in capital..............................    1,117,762
    Unearned compensation...................................      (29,566)
    Accumulated other comprehensive loss....................      (88,424)
    Accumulated deficit.....................................     (744,386)
                                                               ----------
      Total stockholders' equity............................      255,890
                                                               ----------
        Total capitalization................................   $2,807,361
                                                               ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, including the notes thereto, our other consolidated financial data included elsewhere in this prospectus and the documents incorporated herein by reference. The consolidated statement of operations data, other consolidated financial data and consolidated balance sheet data as of and for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from our consolidated financial statements and the notes related thereto, which were audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended
December 31, 1999 and the report of KPMG LLP thereon, are included in the back of this prospectus. The consolidated statement of operations data and other consolidated financial data for the six-month periods ended June 30, 1999 and 2000, and consolidated balance sheet data as of June 30, 2000, are derived from our unaudited consolidated financial statements incorporated herein by reference to our Quarterly Report on Form 10-Q for the period ended June 30, 2000, which, in the opinion of management, include all adjustments necessary for a fair presentation of our financial condition and results of operations for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. Net loss per share is computed on the basis described in the notes to our consolidated financial statements. EBITDA consists of earnings before interest, income taxes, restructuring and impairment charges, extraordinary loss, dividends on preferred stock and depreciation and amortization. Adjusted EBITDA consists of EBITDA plus the non-cash cost of capacity sold, non-cash stock related compensation, and the cash portion of the change in deferred revenue. Capital additions for each period consist of capital expenditures, the net change in payables for property and equipment purchases, assets acquired under capital lease obligations and capitalized interest during the period. Earnings to fixed charges is calculated as net loss plus, fixed charges, less dividends on preferred stock and extraordinary items, less capitalized interest expense, divided by fixed charges by the amounts indicated. Fixed charges consist of interest on indebtedness, dividends on preferred stock and one-third of rental expense. Earnings were not sufficient to cover fixed charges. Restricted securities represent government obligations purchased by us which secure the payment of certain interest payments on our outstanding senior notes.



                                                                                                        SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,                      ENDED JUNE 30,
                                          ------------------------------------------------------   ---------------------
                                            1995       1996       1997       1998        1999        1999        2000
                                          --------   --------   --------   ---------   ---------   ---------   ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenue:
  Communication services revenue........  $ 32,313   $ 50,419   $ 73,018   $ 131,938   $ 248,600   $  96,243   $ 322,115
  Capacity sales........................     --         --         --          3,250      84,501      34,102      61,597
                                          --------   --------   --------   ---------   ---------   ---------   ---------
    Total revenue.......................    32,313     50,419     73,018     135,188     333,101     130,345     383,712
Operating expenses:
  Cost of services and sales............    27,648     42,130     63,504     122,109     250,574     103,607     272,078
  Selling, general and administrative...    24,370     32,866     36,077      44,893     100,559      39,853     137,053
  Depreciation and amortization.........     2,637      4,802      7,717      16,268      75,911      21,582     140,064
  Restructuring and impairment..........       560      --         --         --          13,206      --           3,930
                                          --------   --------   --------   ---------   ---------   ---------   ---------
    Total operating expenses............    55,215     79,798    107,298     183,270     440,250     165,042     553,125
                                          --------   --------   --------   ---------   ---------   ---------   ---------
Operating loss..........................   (22,902)   (29,379)   (34,280)    (48,082)   (107,149)    (34,697)   (169,413)
Interest income.........................     3,282      1,852      3,686      28,259      26,722      13,766      18,159
Interest expense(1).....................    (8,856)   (10,848)   (12,450)    (79,177)   (137,409)(2)   (61,665)  (102,594)(3)
                                          --------   --------   --------   ---------   ---------   ---------   ---------
Loss before extraordinary loss..........   (28,476)   (38,375)   (43,044)    (99,000)   (217,836)    (82,596)   (253,848)
Extraordinary loss on debt prepayment...     --         --         --        (28,304)         --          --          --
                                          --------   --------   --------   ---------   ---------   ---------   ---------
Net loss................................   (28,476)   (38,375)   (43,044)   (127,304)   (217,836)    (82,596)   (253,848)
Dividends on convertible preferred
  securities............................     --         --         --         (3,301)     (1,341)(4)    (1,341)   (11,726)(5)
                                          --------   --------   --------   ---------   ---------   ---------   ---------
Net loss attributable to common
  stockholders..........................  $(28,476)  $(38,375)  $(43,044)  $(130,605)  $(219,177)  $ (83,937)  $(265,574)
                                          ========   ========   ========   =========   =========   =========   =========
Net loss per common share attributable
  to common stockholders................  $  (2.09)  $  (2.47)  $  (1.90)  $   (5.67)  $   (7.43)  $   (3.42)  $   (5.39)
                                          ========   ========   ========   =========   =========   =========   =========
Weighted average common shares
  outstanding, basic and diluted........    13,641     15,514     22,620      23,054      29,518      24,524      49,266
                                          ========   ========   ========   =========   =========   =========   =========

------------------------------

(1) We capitalize interest costs that relate to debt to finance the network, until the related portion of the network is placed into service. For the years ended December 31, 1995, 1996, 1997, 1998 and 1999, we capitalized $.5 million, $.1 million, $.2 million, $3.3 million and $10.1 million, respectively, of interest costs. For the six months ended June 30, 1999 and 2000, we capitalized $4.6 million and $10.7 million, respectively, of interest costs.



(2) Assuming the April 20, 2000 private placement of [EURO]300 million of senior euro notes due 2008 closed on January 1, 1999, the interest expense on the notes for the year ended December 31, 1999 would have increased by an additional $36.7 million, assuming an average exchange rate of [EURO]1.0417 per U.S. $1.00 (the market exchange rate on April 12, 2000).



(3) Assuming the April 20, 2000 private placement of [EURO]300 million of senior euro notes due 2008 closed on January 1, 2000, the interest expense on the notes for the six months ended June 30, 2000 would have increased by an additional $11.1 million assuming an average exchange rate of [EURO]1.0417 per U.S. $1.00 (the market exchange rate on April 12, 2000).



(4) Assuming the April 12, 2000 private placement of $180 million of 7 3/4% trust convertible preferred securities by Viatel Financing Trust I closed on January 1, 1999, the dividends on the preferred securities for the year ended December 31, 1999 would have increased by an additional
    $14.0 million.



(5) Assuming the April 12, 2000 private placement of $180 million of 7 3/4% trust convertible preferred securities by Viatel Financing Trust I closed on January 1, 2000, the dividends on the preferred securities for the six months ended June 30, 2000 would have increased by an additional
    $3.9 million.



                                                                                                        SIX MONTHS
                                                       YEAR ENDED DECEMBER 31,                        ENDED JUNE 30,
                                       --------------------------------------------------------   -----------------------
                                         1995       1996       1997        1998         1999         1999         2000
                                       --------   --------   --------   ----------   ----------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
OTHER CONSOLIDATED FINANCIAL DATA:
EBITDA...............................  $(19,705)  $(24,577)  $(26,563)  $  (31,814)  $  (18,032)  $  (13,115)  $  (25,418)
Adjusted EBITDA......................   (19,705)   (24,577)   (26,563)     (29,372)       9,909          178       12,162
Net cash used in operating
  activities.........................   (18,489)   (26,331)   (22,525)     (60,318)    (134,825)     (54,931)    (113,307)
Net cash used in investing
  activities.........................   (37,057)    (1,592)   (43,164)    (349,992)    (405,971)    (275,442)    (395,269)
Net cash (used in) provided by
  financing activities...............    (2,306)    94,772     11,286      729,035      589,391      542,885      763,983
Capital additions....................    11,887      9,800     40,214      220,903      546,259      349,098      438,984
Deficiency of earnings to fixed
  charges............................   (28,984)   (38,442)   (43,208)    (133,927)    (229,252)     (88,627)    (276,282)



                                                                                                                AS OF
                                                                      AS OF DECEMBER 31,                       JUNE 30,
                                                   --------------------------------------------------------   ----------
                                                     1995       1996       1997        1998         1999         2000
                                                   --------   --------   --------   ----------   ----------   ----------
                                                                              (IN THOUSANDS)

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................   $35,066   $ 92,982   $ 47,143   $  329,511   $  373,044   $  623,232
Restricted cash equivalents and restricted
  marketable securities, current and
  non-current....................................     --         --         --         144,523      197,760      133,270
Cash securing letters of credit for network
  construction...................................     --         --         --          --           50,165       30,951
Working capital..................................    26,214     79,434      7,667      428,657      278,858      451,085
Property and equipment, net......................    16,218     21,886     54,918      267,316      884,328    1,321,388
Intangible assets, net...........................     4,999      4,210      3,515       45,908    1,011,659      979,350
Total assets.....................................    65,613    134,664    126,809    1,009,111    2,704,097    3,417,343
Total long-term liabilities......................    67,283     77,904     99,610      921,139    1,767,548    2,057,107
Series A redeemable convertible preferred
  stock..........................................     --         --         --          47,121       --           --
Series B mandatorily redeemable cumulative
  convertible preferred stock....................     --         --         --          --           --          314,364
Viatel-obligated mandatorily redeemable
  convertible preferred securities of subsidiary
  grantor trust whose sole assets are junior
  subordinated debentures of Viatel..............     --         --         --          --           --          180,000
Stockholders' equity (deficiency)................   (17,618)    38,483     (8,564)    (137,292)     537,391      255,890

              UNAUDITED PRO FORMA COMBINING FINANCIAL INFORMATION


    The following Unaudited Pro Forma Combining Statements of Operations of Viatel for the year ended December 31, 1999 and the six months ended June 30, 2000 illustrate the effects of our merger with Destia on December 8, 1999 and the acquisition of Comms UK on February 29, 2000. The Unaudited Pro Forma Combining Statement of Operations for the year ended December 31, 1999 assumes that the merger with Destia and the acquisition of Comms UK had been completed as of January 1, 1999. The Unaudited Pro Forma Combining Statement of Operations for the six months ended June 30, 2000 assumes that the acquisition of Comms UK had been completed as of January 1, 2000. Certain reclassifications have been made to Destia's and Comms UK's historical financial statements to conform with our presentation.


ACCOUNTING TREATMENT

    DESTIA

    We have recorded the Destia acquisition as a purchase transaction. For accounting purposes, we were the acquiring corporation in the merger.

    Holders of Destia common stock received 0.445 share (the exchange ratio) of our common stock for each share of Destia common stock. In connection with the acquisition, we issued 14,299,969 shares of our common stock valued at $39.21 per share (total value of $560.7 million). Each outstanding option and warrant to acquire shares of Destia common stock was converted into an option or warrant to acquire our shares on the basis of the exchange ratio described above.


    The purchase price for Destia was $901.9 million and was comprised of the issuance of common stock, the fair value of existing Destia options and warrants exchanged, issuance of 11.5% senior notes, the cash portion of the debt exchange offer and transaction costs. The options and warrants have been valued at their fair value using the Black-Scholes option pricing model. The acquisition has been accounted for under the purchase method of accounting. The purchase price has been preliminarily allocated based on estimated fair values at the date of acquisition, pending final determination of certain acquired balances. This preliminary allocation has resulted in intangible assets and goodwill of approximately $131.0 million and $830.4 million, respectively, which are being amortized on a straight-line basis over their estimated useful lives which are four to seven years and seven years, respectively.



    COMMS UK



    We have acquired all of the issued and outstanding share capital of Comms UK, and have recorded the acquisition as a purchase transaction. The purchase price for Comms UK was $109.6 million, net of cash acquired of $23.6 million, and was comprised of a $125 million cash payment at the time of closing, certain post-closing payments in connection with acquired working capital, and estimated transaction costs. The acquisition has been accounted for under the purchase method of accounting. The purchase price has been preliminarily allocated based on estimated fair values at the date of acquisition, pending final determination of certain acquired balances. Comms UK's historical financial statements have been converted into U.S. dollars using a rate of $1.62 per Pound Sterling for the year ended December 31, 1999 and the six months ended June 30, 2000.



    The Unaudited Pro Forma Combining Financial Information is not necessarily indicative of either future results of operations or results that might have been achieved if our merger with Destia and acquisition of Comms UK had been consummated as of the beginning of the periods indicated. The Unaudited Pro Forma Combining Financial Information should be read in conjunction with our historical financial statements and the historical financial statements of Destia and Comms UK, together with the related notes thereto.



    Comms UK had significant transactions and relationships with AT&T Corp. and its affiliates. As a result of these relationships, it is possible that the terms of these transactions were not the same as those that would have resulted from transactions among wholly unrelated parties.

             UNAUDITED PRO FORMA COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                DESTIA
                                                ELEVEN
                                                MONTHS
                                                ENDED
                                             NOVEMBER 30,                   PRO FORMA MERGER        VIATEL
                                  VIATEL         1999        COMMS UK       AND ACQUISITION       PRO FORMA
                                HISTORICAL    HISTORICAL    HISTORICAL        ADJUSTMENTS          COMBINED
                                ----------   ------------   ----------      ----------------      ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Communication services
    revenue...................  $ 248,600      $ 291,458     $179,767           $ (45,362)(1)     $  674,463
  Capacity sales..............     84,501             --           --              (5,644)(2)         78,857
                                ---------      ---------     --------           ---------         ----------
    Total revenue.............    333,101        291,458      179,767             (51,006)           753,320
                                ---------      ---------     --------           ---------         ----------
Operating expenses
  Cost of services and
    sales.....................    250,574        214,818      131,053             (33,955)(1)(2)     562,490
  Selling, general and
    administrative............    100,559        125,102       81,355              (2,349)(3)        304,667
  Depreciation and
    amortization..............     75,911         27,429       33,811             125,719 (4)        255,888
                                                                                    3,313 (5)
                                                                                   (4,830)(6)
                                                                                   (5,465)(7)
  Restructuring and
    impairment................     13,206             --           --                  --             13,206
                                ---------      ---------     --------           ---------         ----------
    Total operating
      expenses................    440,250        367,349      246,219              82,433          1,136,251
                                ---------      ---------     --------           ---------         ----------
Operating loss................   (107,149)       (75,891)     (66,452)           (133,439)          (382,931)
Interest income...............     26,722          6,354        1,717              (1,717)(8)         26,936
                                                                                   (6,140)(9)
Interest expense..............   (137,409)       (43,373)      (3,256)              3,256 (8)       (191,342)
                                                                                  (30,951)(10)
                                                                                   20,391 (11)
                                ---------      ---------     --------           ---------         ----------
Net loss......................   (217,836)      (112,910)     (67,991)           (148,600)          (547,337)
                                ---------      ---------     --------           ---------         ----------
Dividends on convertible
  preferred securities........     (1,341)            --           --                  --             (1,341)
                                ---------      ---------     --------           ---------         ----------
Net loss attributable to
  common stockholders.........  $(219,177)     $(112,910)    $(67,991)          $(148,600)        $ (548,678)
                                =========      =========     ========           =========         ==========
  Net loss per common share
    attributable to common
    stockholders, basic and
    diluted...................  $   (7.43)                                                        $   (12.78)
                                =========                                                         ==========
Weighted average common shares
  outstanding, basic and
  diluted.....................     29,518                                                             42,917 (12)
                                =========                                                         ==========


 See accompanying notes to unaudited pro forma combining financial information.

             UNAUDITED PRO FORMA COMBINING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000



                                                                 COMMS
                                                                   UK           PRO FORMA
                                                                  TWO          ACQUISITION          VIATEL
                                                 VIATEL          MONTHS          ADJUST-           PRO FORMA
                                               HISTORICAL      HISTORICAL         MENTS            COMBINED
                                               ----------      ----------      -----------         ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Communication services revenue.............  $ 322,115       $  25,447        $  (5,829)(1)      $ 341,733
  Capacity sales.............................     61,597              --               --             61,597
                                               ---------       ---------        ---------          ---------
    Total revenue............................    383,712          25,447           (5,829)           403,330
                                               ---------       ---------        ---------          ---------
Operating expenses
  Cost of services and sales.................    272,078          21,655           (2,510)(1)        291,223
  Selling, general and
    administrative...........................    137,053           6,497             (849)(3)        142,701
  Depreciation and amortization..............    140,064           1,939              552(5)         142,447
                                                                                     (108)(7)
  Restructuring and impairment...............      3,930              --               --              3,930
                                               ---------       ---------        ---------          ---------
    Total operating expenses.................    553,125          30,091           (2,915)           580,301
                                               ---------       ---------        ---------          ---------
Operating loss...............................   (169,413)         (4,644)          (2,914)          (176,971)
Interest income..............................     18,159              64              (64)(8)         16,624
                                                                                   (1,535)(9)
Interest expense.............................   (102,594)             --               --           (102,594)
                                               ---------       ---------        ---------          ---------
Net loss.....................................   (253,848)         (4,580)          (4,513)          (262,941)
                                               ---------       ---------        ---------          ---------
Dividends on convertible
  preferred securities.......................    (11,726)             --               --            (11,726)
                                               ---------       ---------        ---------          ---------
Net loss attributable to common
  stockholders...............................  $(265,574)      $  (4,580)       $  (4,513)         $(274,667)
                                               =========       =========        =========          =========
  Net loss per common share attributable to
    common stockholders, basic and diluted...  $   (5.39)                                          $   (5.58)
                                               =========                                           =========
Weighted average common shares outstanding,
  basic and diluted..........................     49,266                                              49,266
                                               =========                                           =========


 See accompanying notes to unaudited pro forma combining financial information.

          NOTES TO UNAUDITED PRO FORMA COMBINING FINANCIAL INFORMATION


(1) Elimination of Comms UK's communication services revenue and related cost of services and sales from AT&T and affiliates that are not expected to continue post acquisition.


(2) Elimination of intercompany transactions between Viatel and Destia prior to the merger.


(3) Elimination of Comms UK's general and administrative costs relating to shared services that are not expected to continue post acquisition.


(4) Reflects the amortization expense of the intangible assets and goodwill resulting from the preliminary allocation of the purchase price for Destia based on the estimated fair values at the date of acquisition, pending final determination of certain acquired assets. The intangible assets and goodwill are being amortized on a straight-line basis over their estimated useful lives, which are four to seven years and seven years, respectively.


(5) Reflects the amortization expense of the goodwill resulting from the preliminary allocation of the purchase price for Comms UK based on the estimated fair values at the date of acquistion pending final determination of certain acquired assets. The goodwill is being amortized on a straight-line basis over its estimated useful life of seven years.



(6) Reflects the elimination of Destia's historical amortization of goodwill and deferred financing costs.



(7) Reflects depreciation expense adjustments to Destia and Comms UK resulting from the preliminary fair valuation of property and equipment at the dates of acquisition.



(8) Elimination of Comms UK's historical allocated interest income and interest expense.



(9) Reflects the reduction in interest income resulting from the lower balances in cash due to the cash acquisition of Comms UK.



(10) Reflects interest expense, amortization of discount and amortization of deferred financing costs on the notes issued in connection with the meger with Destia, as if they were issued on January 1, 1999.



(11) Reflects the elimination of Destia's historical interest expense on its 11% senior discount notes.



(12) The average number of common shares outstanding used in calculating pro forma loss per common share is calculated assuming that the shares of common stock issued in the merger with Destia were outstanding from the beginning of 1999. Options and warrants to purchase shares of common stock were not included in computing pro forma diluted earnings per common share because their inclusion would result in a smaller loss per common share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS AND WITH OUR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OUR FINANCIAL STATEMENTS AND THE NOTES THERETO WHICH ARE INCORPORATED BY REFERENCE FROM OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000, FILED WITH THE SEC ON AUGUST 14, 2000. THE FOLLOWING DISCUSSION INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF IMPORTANT FACTORS, INCLUDING, BUT NOT LIMITED TO, THE CONTINUED DEVELOPMENT OF OUR BUSINESS, ACTIONS OF REGULATORY AUTHORITIES AND COMPETITORS, PRICE DECLINES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS REFERRED TO IN THE FORWARD-LOOKING STATEMENTS, SEE "RISK FACTORS."


OVERVIEW


    We are a rapidly growing provider of "ALL DISTANCE. ALL SERVICES.-TM-", integrated telecommunication services to individuals, corporations, Internet service providers, applications service providers and other communications carriers in Europe and North America. We operate one of Europe's largest pan-European networks, with international gateways in New York City and London, direct sales forces in 12 Western European cities and New York City, and an indirect sales force in numerous locations in Western Europe and North America. We have full public telecommunications operator licenses in nine Western European countries, Canada and the United States and interconnection agreements with the incumbent telecommunications provider in each of these countries.


    Since our inception in 1991, we have invested heavily in developing our ability to provide international communications services within and between Western Europe and North America and to expand our market presence. During the past eight years, we have systematically expanded mainly through internal growth by creating both direct and indirect sales organizations. Furthermore, we have created an extensive commercial telecommunications network in Western Europe which we believe is necessary to render economically the data and voice services that we offer and intend to offer.


    In 1999, we also continued to expand our network capabilities and services and our ability to generate revenues through our strategic acquisition of Destia Communications, a facilities-based provider of domestic and international long distance telecommunications services in Europe and North America. On
February 29, 2000, we acquired all of the outstanding share capital of Comms UK, a provider of voice and data communications services to enterprise level corporate customers. This acquisition should help accelerate our entry into the provision of data services, such as frame relay, asynchronous transfer mode and Internet protocol services.


    REVENUE

    Historically, our revenues have been derived primarily from the provision of long distance telecommunications services in Europe and more recently in North America. Increasingly, our revenue mix includes advanced services, such as data and Internet services.


    Currently, our revenues also include revenues from capacity sales. Each revenue source has a different impact on our results of operations. Revenue from capacity sales will continue to vary substantially from period-to-period and will result in fluctuations in our operating results. For a discussion of the effects of our network on communications services revenue and capacity sales revenue, as well as other line items, see "--The Viatel Network."


    During 1999, our communications services revenue was based primarily on billed minutes of use and, to a lesser extent, on the additional services and products provided through our network. We derived our communications services revenue principally from long distance telecommunications services.

    The table set forth below presents our communications services revenue, as a percentage of total revenue, from different regions, based on where calls originated on our network:

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                1997           1998           1999
                                                              --------       --------       --------
Western Europe..............................................    44.7%          46.6%          66.8%
North America...............................................    21.8%          41.6%          30.3%
Latin America...............................................    22.2%          10.8%           2.8%
Asia/Pacific Rim and Other..................................    11.3%           1.0%           0.1%


    We have experienced, and expect to continue to experience, declining revenue per minute in all of our markets, in part as a result of increasing worldwide competition within the telecommunications industry. We believe, however, that the impact on our results of operations from price decreases will be at least partially offset by (1) continuing decreases in our cost of providing telecommunications services, particularly those decreases resulting from our continued efforts to convert from leased to owned infrastructure and reduced interconnection costs through the use of our network as it is expanded, (2) the introduction of new products and services and (3) our ability to provide "last mile" connections over our own facilities or through entering into additional interconnection agreements to obtain more cost-effective access and termination from incumbent telecommunications operators. We cannot assure you, however, that the results referred to in the foregoing forward-looking statements, including a decline in our cost of communications services, can be achieved.


    In December 1999, we completed our acquisition of Destia. As a result, our 1999 consolidated financial statements include the results of operations of Destia solely for the month of December 1999.

    COST OF SERVICES AND SALES


    Our cost of services and sales can be classified into four general categories: access costs, network costs, termination costs and cost of capacity sales. Access costs generally represent the costs associated with transporting the traffic from a customer's premises to the closest access point on our network. Access costs vary depending upon the distance from our network to the customer's premises and from country-to-country. We currently expect that our effective per minute access costs will be reduced as deregulation continues and competition accelerates, as certain European Union directives requiring cost-oriented pricing (i.e., costs that an effectively competitive market would yield) by incumbent telecommunications operators are enforced and as we are able to obtain cost-effective interconnection agreements. However, we can provide no assurance regarding the extent or timing of such cost decreases or whether they will occur. If such access costs do not fall as fast as we expect, or at all, our gross margins could be adversely affected.


    Network costs represent the costs of transporting calls over our network from its point of entry to its point of exit. Network costs generally consist of leased line rental costs and facility/network management costs. These costs are expected to decrease substantially as each additional portion of our constructed network is placed into service and we secure infrastructure ownership on other routes, which will enhance gross margins. However, there will be an associated increase in depreciation and amortization expense (which is not included in network costs). See "--Depreciation and Amortization." In order to succeed, we will need our per minute network costs to decline substantially compared to our per minute revenue.

    We use least cost routing designed to terminate traffic in the most cost-effective manner. We believe that local termination costs should decrease as we (1) add additional switches and points of presence, (2) interconnect with additional incumbent telecommunications operators and other infrastructure providers, (3) construct or purchase additional transmission facilities and
(4) provide "last mile" connections over our own facilities. Local termination costs should also decrease as new telecommunications service providers emerge and, in Western Europe, as European Union member states implement and enforce regulations requiring incumbent telecommunications operators to establish rates which are set at the forward-looking, long run economic costs that would be incurred by an efficient provider using state-of-the-art technology. We cannot provide any assurance regarding the results referred to in the foregoing forward-looking statements, including the extent or timing of cost decreases. See "Risk Factors," "Business--Competition" and "Business--Government Regulation."

    Termination costs currently represent the costs which we are required to pay to other carriers from the point of exit from our network to the point of destination. Termination costs are generally variable with traffic volume and traffic mix. If a call is terminated in a city in which we have a switch or point of presence, the call is usually transferred to the public switched telephone network for local termination. If the call is to a location in which we do not have a switch or point of presence, then the call must be transferred to another carrier with which we are interconnected.

    For a description of cost of capacity sales, see "--The Viatel Network."

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Our selling, general and administrative expenses include advertising and promotional costs, commissions paid to sales representatives and overhead costs associated with our headquarters, back-office and network operations centers and sales offices. Our selling, general and administrative expenses have continued to increase since our inception as we have developed and expanded our business, although these expenses have fallen as a percentage of revenue. We anticipate that these expenses will continue to increase as our business is expanded in the future. We anticipate that these expenses will continue to be incurred in advance of anticipated related communications services revenue.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of telecommunications-related equipment such as switches and points of presence, indefeasible rights-of-use and minimum investment units, furniture and equipment, leasehold improvements, and amortization of intangible assets, including goodwill and costs associated with acquired customer bases, employee bases and sales forces. We depreciate our network over periods ranging from five to 20 years and amortize our goodwill and acquired customer base and employee base over periods ranging from three to seven years. We expect depreciation and amortization expense to increase as we further expand our network, particularly as each portion of our constructed network is placed into service, at least until significant portions of the network are sold.


    As a result of our acquisition of Destia, amortization expense will increase significantly in 2000. The purchase price for Destia was $901.9 million and was allocated based on estimated fair values at the date of acquisition, pending final determination. This preliminary allocation has resulted in intangible assets and goodwill of approximately $131.0 million and $822.3 million, respectively, which are being amortized on a straight-line basis over their estimated useful lives which are four to seven years and seven years, respectively.


    RESTRUCTURING AND ASSET IMPAIRMENTS

    As a direct result of our acquisition of Destia and the overlap of some of our business activities, we decided during 1999 to streamline our organizational structure and strategically reposition certain operations in both North America and Western Europe. As a result of these actions, we recognized, during the fourth quarter of 1999, certain restructuring and asset impairment charges. We also decided to accelerate depreciation of certain assets which are currently in use but will be taken out of service in 2000.


    Restructuring charges were composed primarily of anticipated costs to terminate leases and other contract cancellation costs, as well as severance costs associated with workforce reductions. Asset impairments consisted of non-cash charges for asset write-offs related to assets no longer in service at December 31, 1999. In total, we estimate that the restructuring, impairment and accelerated depreciation charges will be approximately $21.3 million. We recognized approximately $4.1 million in restructuring charges and approximately $9.1 million in asset impairments during 1999, and expect to recognize the balance of these charges during the first half of 2000. We may also incur restructuring charges related to the acquisition of Comms UK. The magnitude of these charges cannot be currently estimated.


THE VIATEL NETWORK

    During the first quarter of 1999, we began selling capacity on our network. Our network is expected to have significant effects on our results of operations. Capacity sales will vary substantially from period-to-period and, as a result, may result in fluctuations in our operating results. These sales substantially increase our gross profit (I.E., total revenue less cost of services and sales) because our cost of communication services as a percentage of communications service revenue is currently higher than the cost of capacity sales as a percentage of capacity sales. Due to the timing of capacity sales and the higher margin associated with such sales, our gross profits and gross margin may also fluctuate substantially in the future, in ways that will not necessarily reflect the trends in our communication services business. We capitalize all of the costs associated with designing, building, funding and placing each portion of our constructed network into service.

    Revenue from capacity sales consists mainly of revenues recognized when we deliver indefeasible rights-of-use that qualify for sales-type lease accounting. Transactions that do not meet the criteria for sales-type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease and is included in communication services revenue.

    Cost of capacity sales represents non-cash charges of the PRO RATA cost of the network asset and is determined based upon the ratio of total network capacity sold to total estimated network capacity, multiplied by the total capitalized costs of the related network. The portion of the total capitalized cost of the network used to provide communication services is included in property and equipment and is being charged to depreciation and amortization over its useful life.


    In June 1999, the FASB issued FIN 43 which is applicable to all contracts entered into after June 30, 1999. FIN 43 requires that a lease of property improvements or integral equipment include a provision allowing title to transfer to the lessee in order for that lease to be accounted for as a sales-type lease.


    We recognize revenue in accordance with FIN 43 and the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". However, accounting practices and guidance for sales of indefeasible rights-of-use are evolving. Standard setting bodies are currently reviewing a number of issues related to FIN 43 and other related issues will probably be referred to these bodies. Changes in the accounting treatment as a result of the foregoing could affect the way that we recognize revenues and costs associated with capacity sales in the future.

    We exchange capacity on our network for capacity on other cable systems. Depending on the structure of these exchange transactions, we generally do not recognize any revenue or expense, so there is no effect on our statement of operations. We will continue to incur sales and marketing and related expenses that will not be capitalized and will affect our results of operations, particularly while portions of our network are being designed, built and placed into service. In addition, we will continue to incur additional operating and maintenance expenses as additional portions of our network become operational. As a result of financing our network with debt, we are capitalizing a portion of the interest incurred that relates to the construction of our network until it is placed in service and will incur increases in interest expense thereafter.

    Our network will continue to have a beneficial effect on our costs of services and sales as well as net income (loss). This will occur as we continue to bring traffic "on-net," to facilities we own, as opposed to facilities that we lease from other carriers. A large portion of the expenses associated with facilities we own is accounted for as depreciation and amortization, while leased capacity is accounted for as a cost of services and sales. As a result, we expect that our gross margins and profit will be improved as we continue to bring traffic "on-net." However, net income (loss) will not improve to the same extent. The effect of bringing traffic "on-net" will be somewhat delayed because our leased line agreements require minimum notification to terminate our obligations.

RESULTS OF OPERATIONS

    The following table summarizes the breakdown of our results of operations as a percentage of revenue. Our revenue, and therefore these percentages, could fluctuate substantially from period-to-period due to revenues from capacity sales, which have a substantially different impact on margins than revenues from communications services.

                                                                        YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                    1997          1998          1999
                                                                  --------      --------      --------
Cost of services and sales..................................         87.0%         90.3%         75.2%
Selling, general and administrative expenses................         49.4%         33.2%         30.2%
Depreciation and amortization...............................         10.6%         12.0%         22.8%
Restructuring and impairment................................           --            --           4.0%
EBITDA loss (1).............................................        (36.4%)       (23.5%)        (5.4%)

------------------------

(1) As used herein "EBITDA" consists of earnings before interest, income taxes, restructuring and impairment charges, extraordinary loss, dividends on convertible preferred stock and depreciation and amortization. EBITDA is a measure commonly used in the telecommunications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles, is not necessarily comparable to similarly titled measures of other companies and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.

    1999 COMPARED TO 1998

    TOTAL REVENUE. Total revenue increased by 146.4% from $135.2 million for 1998 to $333.1 million for 1999. This growth was attributable to an 88.4% increase in communications services revenue from $131.9 million on
383.9 million billable minutes in 1998 to $248.6 million on 1.596 billion billable minutes in 1999. Capacity sales increased from $3.3 million or, 2.4% of revenue, in 1998 to $84.5 million, or 25.4% of revenue, in 1999. Revenue growth in 1999 was generated primarily by growth from European operations, capacity sales, and as a result of the Destia acquisition.

    Although there was a substantial increase in billable minutes from 1998 to 1999, the effects of such growth were partially offset by a decline in revenue per billable minute, as it declined by 54.5% from $.33 in 1998 to $.15 in 1999, primarily because of (1) a higher percentage of lower-priced intra-European and national long distance traffic on our network and (2) reductions in prices in response to price reductions by incumbent telecommunications operators and other carriers in many of our markets. Communications services revenue per billable minute excludes fixed monthly fees associated with our other products and service offerings.

    Communication services revenue per billable minute from the sale of services to retail customers, which represented 41.7% of revenue in 1998, compared to 39.4% in 1999, decreased 65.8% from $.38 in 1998 to $.13 in 1999. Communication services revenue per billable minute from the sale of services to carriers and other resellers decreased 33.3% from $.30 in 1998 to $.20 in 1999.

    During 1999, as compared to 1998, our wholesale sales to carriers grew on an absolute basis, but decreased as a percentage of revenue because our other services grew at a faster rate. The wholesale sales to carriers represented approximately 55.9% of revenue and approximately 62.0% of billable minutes for 1998 as compared to approximately 35.2% of revenue and approximately 34.5% of billable minutes for 1999.

    COST OF SERVICES AND SALES. Cost of services and sales increased from $122.1 million in 1998 to $250.6 million in 1999. As a percentage of revenue, however, cost of services and sales decreased from approximately 90.3% in 1998 to approximately 75.2% in 1999, due to our migration from leased infrastructure to our own network and because of capacity sales and as a result of the Destia acquisition. The effect of bringing traffic on-net, however, will be somewhat delayed because our leased line agreements require minimum notification to terminate our obligations.

    Cost of services and sales for 1999 includes costs associated with capacity sales. The cost of capacity sales represents non-cash charges of the PRO RATA cost of the network assets and is determined based upon the ratio of total network capacity sold to total estimated network capacity, multiplied by the total capitalized costs of the related network.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $44.9 million in 1998 to $100.6 million in 1999 and, as a percentage of revenue, decreased from approximately 33.2% in 1998 to approximately 30.2% in 1999. Much of these expenses are attributable to overhead costs associated with our headquarters, back-office and operations as well as maintaining a physical presence in multiple jurisdictions. We expect to incur additional expenses as we continue to invest in operating infrastructure and actively market our products and services. Salaries and commissions, as a percentage of total selling, general and administrative expenses, were approximately 49.3% and 41.4% in 1998 and 1999, respectively. Advertising and promotion expenses have increased substantially and will continue to be a significant component of selling, general and administrative expenses. As a percentage of total selling, general and administrative expenses, advertising and promotion expenses were approximately 3.6% and 7.6% in 1998 and 1999, respectively.

    EBITDA LOSS. EBITDA loss decreased from $31.8 million in 1998 to $18.0 million in 1999. As a percentage of revenue, EBITDA loss decreased from approximately 23.5% in 1998 to approximately 5.4% in 1999.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense, which includes depreciation of our network, increased from approximately
$16.3 million in 1998 to approximately $75.9 million in 1999. The increase was due primarily to the $666.5 million increase in gross property and equipment from $293.8 million at December 31, 1998 to $960.3 million at December 31, 1999, and an increase in amortization of goodwill related to our acquisition of Destia.

    RESTRUCTURING AND IMPAIRMENT. Restructuring and impairment charges of $13.2 million were recognized in 1999, consisting of anticipated costs to terminate leases and other contract cancellation costs, severance costs and charges for asset write-offs and write downs of underutilized assets. Restructuring and impairment charges were approximately 4.0% as a percentage of revenues. There were no restructuring and impairment charges in 1998.

    INTEREST. Interest expense increased from approximately $79.2 million in 1998 to approximately $137.4 million in 1999, primarily as a result of increases in our outstanding indebtedness, which includes notes and capital lease obligations, which increased from $930.1 million at December 31, 1998 to $1.8 billion at December 31, 1999. During 1999, we capitalized approximately $10.1 million of interest costs. Interest income decreased from approximately $28.3 million in 1998 to approximately $26.7 million in 1999, primarily as a result of the decrease in the balance of our outstanding investments.

    1998 COMPARED TO 1997

    TOTAL REVENUE.  Total revenue increased by 85.1% from $73.0 million on
140.9 million billable minutes in 1997 to $135.2 million on 383.9 million billable minutes in 1998. Total revenue growth in 1998 was generated primarily from increased European retail traffic and growth in our carrier business in Western Europe and in North America which was partially offset by decreased revenue in our Pacific Rim and Latin American operations. Total revenue in 1998 also included $3.3 million of trans-Atlantic capacity sales.

    The overall increase of 172.4% in billable minutes from 1997 to 1998 was partially offset by declining revenue per billable minute, primarily because of
(1) a higher percentage of lower-priced intra-European and national long distance traffic on our network as compared to intercontinental traffic, (2) a higher percentage of lower-priced carrier traffic as compared to retail traffic and (3) reductions in certain rates charged to retail customers in response to price reductions enacted by incumbent telecommunications operators and other carriers in many of our markets.

    Communications services revenue per billable minute from the sale of services to retail customers, which represented 72.1% of total revenue for 1997, compared to 41.7% for 1998, decreased 44.1% from $.68 in 1997 to $.38 in 1998. Communication services revenue per billable minute from the sale of services to carriers and other resellers increased by 3.4% from $.29 in 1997 to $.30 in 1998 due primarily to changes in traffic mix. The number of contracted customers billed declined 30.2% from 21,515 at December 31, 1997 to 15,010 at December 31, 1998. This decline in contracted customers billed is primarily attributable to our Pacific Rim operations where the number of customers billed declined 93.2% from 5,424 at December 31, 1997 to 369 at December 31, 1998, representing a net loss of 5,055 customers, as a result of currency fluctuations caused by the Asian economic crisis, which made our rates noncompetitive.

    During 1998 as compared to 1997, we significantly increased our wholesale carrier business through which we sell switched minutes, private lines and ports to carriers, Internet service providers and other resellers. The wholesale carrier business has enabled us to recover partially the costs associated with increased capacity in advance of demand from retail customers. The resulting economies of scale have allowed us to use our network more profitably for network originations and terminations within Europe. The wholesale carrier business represented approximately 27.9% of total revenue and approximately 46.1% of billable minutes in 1997 as compared to approximately 55.9% of total revenue and approximately 62.0% of billable minutes in 1998. The increase in total revenue derived from carriers and other resellers is partially attributable to the acquisition of Flat Rate Communications on February 27, 1998 which also significantly increased our North American revenues.

    COST OF SERVICES. Cost of services increased from $63.5 million in 1997 to $122.1 million in 1998 and, as a percentage of total revenue, increased from approximately 87.0% to approximately 90.3%. Our gross margin decreased, as a percentage of total revenue, from 13.0% in 1997 to 9.7% in 1998. This decrease was primarily due to (1) decreased revenue per minute resulting from price competition and foreign currency fluctuations which was not offset by corresponding decreases in infrastructure costs, (2) increased sales to carrier customers which generate substantially lower margins and (3) an increase in intra-European and national long distance traffic compared to higher margin international traffic. This decrease in gross margin, as a percentage of revenue, is one of the principal reasons we initiated a strategy to own key elements of our network infrastructure.

    Cost of services increased in 1998 in part because of the relatively high cost of leased infrastructure. These costs are expected to decrease as a percentage of total revenue as we continue to migrate from leased to owned infrastructure. From 1997 to 1998, we increased our private line circuit capacity and, as a result, costs for private line circuits increased from approximately $9.6 million in 1997 which is approximately 13.1% of total revenue, to approximately $17.1 million in 1998 which is approximately 12.6% of total revenue.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $36.1 million in 1997 to $44.9 million in 1998 and, as a percentage of total revenue, decreased from approximately 49.4% in 1997 to approximately 33.2% in 1998. Much of these expenses are attributable to overhead costs associated with our headquarters, back-office and network operations as well as maintaining sales offices. Salaries and commissions, as a percentage of total selling, general and administrative expenses, were approximately 51.6% and 49.3% for 1997 and 1998, respectively. Advertising and promotion expenses, as a percentage of total selling, general and administrative expenses, were approximately 1.2% and 3.6% in 1997 and 1998, respectively. We expect to incur additional expenses as we continue to invest in our sales and marketing infrastructure and actively market our products and services.

    EBITDA LOSS. EBITDA loss increased from $26.6 million in 1997 to $31.8 million in 1998. As a percentage of total revenue, EBITDA loss decreased from approximately 36.4% in 1997 to approximately 23.5% in 1998. These losses resulted from lower gross margins as a percentage of total revenue due to the relatively high cost of intra-European leased lines which was compounded by the impact on revenue of aggressive price reductions implemented by incumbent telecommunications operators.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense, which includes depreciation of our network, increased from approximately $7.7 million in 1997 to approximately $16.3 million in 1998. The increase was due primarily to (1) the depreciation of equipment related to network expansion and fiber optic cable systems placed in service during 1997 and (2) the amortization of goodwill associated with the acquisition of Flat Rate Communications in February 1998. Depreciation expense will increase substantially as each constructed portion of our network becomes operational.

    INTEREST. Interest expense increased from approximately $12.5 million in 1997 to approximately $79.2 million in 1998 primarily as a result of our 1998 high yield offering. Interest income increased from approximately $3.7 million in 1997 to approximately $28.3 million in 1998 primarily as a result of the interim investment of the net proceeds from our 1998 high yield offering. During 1998, we capitalized $3.3 million of interest costs.

LIQUIDITY AND CAPITAL RESOURCES

    We have incurred losses from operating activities in each year of operations since our inception and expect to continue to incur operating and net losses for the next several years. Since inception, we have used cash provided by financing activities to fund operating losses, interest expense and capital expenditures. The sources of this cash have primarily been through private and public equity and debt financings and, to a lesser extent, equipment-based financing. As of December 31, 1999, we had $423.2 million of cash, cash equivalents and cash securing letters of credit for network construction and $197.8 million of restricted cash equivalents and other restricted marketable securities, which primarily secure interest payments on our notes through April 2001. The following private and public equity and debt financing provided funds to satisfy our liquidity needs.


    On February 1, 2000, we executed a securities purchase agreement pursuant to which we agreed to sell, and affiliates of Hicks, Muse, Tate & Furst and Chase Capital Partners committed to buy, $325 million in Series B cumulative convertible preferred stock for net proceeds to us of $307.1 million. The transaction closed on March 9, 2000, following receipt of Hart-Scott-Rodino Antitrust Improvements Act clearance. The net proceeds of this private placement are being used for network expansion, services development and general corporate purposes.


    As part of the Destia acquisition, on December 8, 1999, the holders of all of Destia's 11% senior discount notes due 2008 ($213.3 million in accreted principal amount) exchanged their Destia notes, and all accreted but unpaid interest on these notes through the date of the acquisition, for

$205.8 million in aggregate principal amount at maturity of our 11.5% senior notes due 2009 and an aggregate cash payment of $21.4 million. In connection with this exchange offer, we also completed a private placement of $63.7 million in gross principal amount of our 11.5% senior dollar notes. A portion of the proceeds from this private placement were used to purchase U.S. government securities which were pledged as security for the first three interest payments on the notes.


    Destia's credit facility with NTFC Capital Corporation, under which Destia had borrowed approximately $32.3 million as of December 31, 1999, required Destia to obtain NTFC's consent or prepay the borrowed amounts outstanding, prior to any change in control transaction. Since our acquisition of Destia was considered a change in control, Destia obtained a waiver from NTFC which extended until March 8, 2000 and which has been subsequently extended until May 8, 2000. Before May 8, 2000, we will be required either to (i) obtain a further waiver from NTFC, (ii) prepay the outstanding amounts owed at a premium of not more than 102% of the amount outstanding or (iii) negotiate a new facility.


    On June 29, 1999, we completed an offering of 4,315,000 shares of our common stock at $47.00 per share. The net proceeds of the offering were approximately $191.9 million.

    On May 13, 1999, our series A preferred stock and subordinated convertible debentures issued in 1998 were mandatorily converted into shares of our common stock.


    On February 29, 2000, we acquired the entire issued and outstanding share capital of Comms UK for $125 million in cash. In connection therewith, AT&T, Inc. and we agreed to make certain post-closing payments if the working capital in Comms UK at closing was not $5 million.



    During the second quarter of 2000, we intend to file a universal shelf registration statement that will enable us to issue, from time to time, additional shares of our common stock and preferred stock or debt securities. At this time, we have not determined the dollar amount of securities that will be registered for future offerings. We have no current intention to issue any securities pursuant to this shelf registration in the immediate future.


    We have very substantial interest expense. Although we have restricted cash available to make our interest payments on high yield debt instruments through April 15, 2001, thereafter we need to pay our interest expense from operating income or borrowings. In 1999, we had an operating loss of $107.1 million and we have no commitment from any lender to make funds available.


    On April 12, 2000, Viatel Financing Trust I, a Delaware statutory trust and subsidiary of ours, sold $180 million of 7 3/4% trust convertible preferred securities. The proceeds from the offering of convertible preferred securities have been loaned by the trust to us. We will use the net proceeds from this offering estimated to be $173.7 million, to further develop and enhance our network, to make selective acquisitions and investments and for working capital and general corporate purposes.



    On April 14, 2000, we executed a placement agreement under the terms of which we agreed to sell [EURO]300 million of 12 3/4% senior euro notes due 2008. The transaction is expected to be completed on April 20, 2000.



    We believe that the net proceeds from the offerings discussed above together with cash and marketable securities on hand and future capacity sales on our network will provide sufficient funds for us to expand our business as planned and to fund operating losses for the next 12 to 18 months. However, the amount of our future capital requirements will depend on a number of factors, including


    - the success of our business,

    - any acquisitions or investments we make,

    - the start-up dates of each additional segment of our network,

    - the dates on which we further expand our network,

    - whether our network build-out is on-time and on-budget,

    - the types of services we offer,

    - staffing levels, and


    - customer growth


as well as other factors that are not within our control, including competitive conditions, government regulatory developments and capital costs. Depending on the factors listed above, we may need more capital or may be required to delay or abandon some or all of our development and expansion plans or we may be required to seek additional sources of financing earlier than currently anticipated. If we are required to seek additional financing, there can be no assurance that such financing will be available on acceptable terms or at all. See "--Capital Additions; Commitments."

    CAPITAL ADDITIONS; COMMITMENTS


    The development of our business has required substantial capital. Capital additions consist of capital expenditures, the net increase in property and equipment purchases payable, assets acquired under capital lease obligations and capitalized interest during the period. During 1998, capital additions totaled $220.9 million and consisted of capital expenditures of approximately $94.7 million, a net increase of $92.5 million in property and equipment purchases payable, $30.4 million of assets acquired under capital lease obligations and capitalized interest of $3.3 million. For 1999, we had capital additions of approximately $546.2 million, which consisted of capital expenditures of approximately $527.3 million, a net decrease of $9.5 million in property and equipment payable, $18.3 million of assets acquired under capital lease obligations and capitalized interest of approximately $10.1 million. We have also entered into certain agreements associated with our network, purchase commitments for network expansion and other items aggregating approximately $147.9 million at December 31, 1999. We expect to continue to have substantial capital expenditures in the future. On April 10, 2000, we executed a definitive agreement with Level 3 Communications under the terms of which we acquired a 25% ownership interest in the trans-Atlantic fiber optic cable project being developed by Level 3. Our required commitment in 2000 to fund this purchase is approximately $140 million.


    FOREIGN CURRENCY


    We have exposure to fluctuations in foreign currencies relative to the U.S. Dollar as a result of billing portions of our communications services revenue in the local European currency in countries where the local currency is relatively stable while many of our obligations, including a substantial portion of our transmission costs, are denominated in U.S. dollars. In countries with less stable currencies, we bill in U.S. dollars. Debt service on certain of the notes issued by us is currently payable in euros. A substantial portion of our capital expenditures is and will continue to be denominated in various European currencies, including the euro. Most of the European currencies in which we do business converged effective January 1, 1999, with the exception of the British Pound Sterling. See "--Euro."



    A significant portion of our assets are foreign-denominated and, as such, are subject to fluctuations in value due to movements in foreign exchange rates. With the continued expansion of our network, a substantial portion of the costs associated with the network, such as local access and termination charges and a portion of the leased line costs, as well as a majority of local selling expenses and debt service related to the euro denominated notes, are charged to us in the same currencies as revenue is billed. These developments create a natural hedge against a portion of our foreign exchange exposure. Our financial position as of December 31, 1999 and our results of operations for the fiscal year 1999 were not significantly affected by fluctuations in the U.S. dollar in relation to foreign currencies.


YEAR 2000

    Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately distinguish 21st century dates from 20th century dates due to the two-digit fields used by many systems. As was the case with many companies, we did not experience any material business disruption as a result of the Year 2000 issue due to the remediation work we accomplished prior to such date. The amount spent in connection with our Year 2000 remediation efforts was not significant. Due to a belief by certain computer experts that there may still be residual consequences of the change in centuries, we intend to continue to monitor our mission criticial systems and those of our suppliers and vendors over the course of this year.

EURO


    On January 1, 1999, eleven of the fifteen member countries of the European Union established irrevocable fixed conversion rates between their existing sovereign currencies and a single currency called the euro. The sovereign currencies are scheduled to remain legal tender as denominations of the euro during a transition period from January 1, 1999 to January 1, 2002.



    We have completed an internal analysis regarding business and systems issues related to the euro conversion and, as a result, made necessary modifications to our business processes and software applications. Throughout most of 1999, we have been able to conduct business in both the euro and sovereign currencies on a parallel basis, as required by the European Union.



    We believe that the euro conversion has not and will not have a significant impact on our business in Europe. The costs to convert all systems to be euro compliant did not have a significant impact on our results of operations.


INFLATION

    We do not believe that inflation has had a significant effect on our operations to date.

RECENT ACCOUNTING PRONOUNCEMENTS


    SFAS NO. 133 AND SFAS NO. 137.   Statement of Financial Accounting
Standards, or SFAS, No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring recognition of those instruments as assets and liabilities and to measure them at fair value. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133," which amends SFAS 133 to delay the date by which all companies must comply with SFAS 133. Companies must comply with SFAS 133 for all fiscal years beginning after June 15, 2000. We have not yet completed our analysis of the impact of these statements on our consolidated financial statements.



MARKET RISK EXPOSURE



    We are subject to foreign currency exchange rate risk relating to receipts from customers, payments to suppliers and interest and principal payments on the outstanding euro denominated senior notes and senior discount notes in foreign currencies. We do not consider the market risk exposure relating to foreign currency exchange to be material. See "--Liquidity and Capital Resources--Foreign Currency."


    We have financial instruments that are subject to interest rate risk, principally short-term investments and debt obligations issued at a fixed rate. Historically, we have not experienced material gains or losses due to interest rate changes when selling short-term investments and typically hold these securities until maturity. Based on our current holdings of short-term investments, our exposure to interest rate risk is not material. Fixed-rate debt obligations issued by us are generally not callable until maturity.

                                    BUSINESS

OVERVIEW


    We are a rapidly growing provider of "ALL DISTANCE. ALL SERVICES.-TM-", integrated telecommunications services in Europe and North America. We operate one of Europe's largest pan-European networks, with international gateways in New York City and London, direct sales forces in 12 Western European cities and New York City and an indirect sales force in numerous locations in Western Europe and North America. We have full public telecommunications operator licenses in each of Austria, Belgium, Canada, France, Germany, Italy, The Netherlands, Spain, Switzerland, the United Kingdom and the continental United States, and interconnection agreements with the incumbent telecommunications provider(s) in each of these countries.



    Our principal asset is our high-capacity fiber optic network. To date, our network consists of 7,400 route kilometers of long-haul fiber linking cities in the United Kingdom, The Netherlands, Belgium, France and Germany. Our network is expected to reach over 10,400 route kilometers in Europe by the end of 2000, and is connected to our trans-Atlantic cable capacity and U.S. fiber assets. Our network has been designed to allow customers to seamlessly exchange voice, data and video content between North America and Europe, and within Europe. Our technologically advanced pan-European network employs fully protected, self-healing, ring architecture and synchronous digital hierarchy systems to provide high reliability and redundancy.


    Our network currently connects New York with 40 cities in Europe. In the second half of 2000, it is expected to connect Boston, Chicago, New York, Philadelphia and Washington, DC with 59 cities in Belgium, France, Germany, The Netherlands, Switzerland and the United Kingdom. Our European network operates at a speed of 20 gigabits per second but can be upgraded, without service interruptions, to at least 640 gigabits per second per fiber pair through the further application of dense wave division multiplexing technology, to support Europe's growing demand for bandwidth intensive data services.

    Earlier this year, we announced our entry into the competitive local exchange carrier, or CLEC, business. Through a combination of self-constructed assets and fiber exchanges, we will be deploying 22,000 fiber kilometers of metropolitan fiber, in London, Amsterdam, Paris, Berlin, Frankfurt and Dusseldorf as well as in the New York metropolitan area. We will soon be able to link our pan-European, North American and trans-Atlantic broadband networks with high-speed local fiber networks to offer customers a wide array of local and long-distance voice and data services over a single seamless, multinational, integrated network.

STRATEGY


    Our goal is to provide integrated end-to-end solutions for our customers' voice and data communications needs over our own network. We plan to deliver these solutions primarily through networks that we have built, are in the process of building or will build or acquire through fiber exchanges. Key components of our strategy to achieve this goal are:


    - CREATE AN INTEGRATED, CONTINUOUSLY UPGRADEABLE PAN-EUROPEAN NETWORK WITH LONG-HAUL AND LOCAL ACCESS CAPABILITY

    We will use our pan-European long-haul network to offer inter-city and cross-border services primarily over our own facilities, rather than lines leased from others. This network will use dense wave division multiplexing technology and asynchronous transfer mode protocol to operate at very high speeds in order to meet our customers' current and future broadband data requirements. We will complement our long-haul network with extensive metropolitan fiber networks in key cities in Europe and North America to provide end-to-end connectivity solutions.

    - INCREASE CUSTOMER "LAST MILE" CONNECTIONS USING MULTIPLE ACCESS
      TECHNOLOGIES


    Since early 1998, we have focused on building our high-capacity, inter-city fiber optic networks, wherever possible building into the central business district to permit future direct connectivity to a high percentage of the area's commercial buildings. Beginning in the third quarter of 2000, we will add broadband "last mile" connections through a combination of direct fiber connectivity and wireless links. In addition to broadband fiber and wireless links, we are considering the deployment of xDSL technology in certain markets in Europe as an additional means of providing "last mile" connectivity to our existing and prospective customers.


    - CONFIGURE OUR NETWORK FOR THE PROVISION OF SERVICES OVER INTERNET PROTOCOL

    We have installed Internet protocol routers and asynchronous transfer mode switches in our network to meet our customers' growing data needs. We believe that over time Internet protocol will replace asynchronous transfer mode as the primary network protocol and emerge as the standard for data, video and voice communications.

    - INTRODUCE ADDITIONAL INTERNET SERVICES


    In addition to expanding Internet access, which we currently offer on a trial basis in three markets, we plan to offer complex Internet hosting, e-commerce and hosted applications solutions, referred to as netsourcing, through a strategic alliance with Intira Corporation beginning in the second half of this year. Under this strategic alliance, we will provide data center infrastructure and connectivity for Intira's netsourcing activities, and will resell Intira netsourcing solutions to our small- and medium-sized business customer base.


    - BUILD ON OUR CUSTOMER BASE, EMPLOYEE BASE AND SYSTEMS TO SUCCEED IN THE DATA SERVICES MARKET

    We will apply the strategies and skills we have developed in the long distance market to the growing European data services market. These include special focus on small- and medium-sized business customers, decentralized local management, close attention to customer care and effective, reliable back-office systems. Additionally, we will exploit our market knowledge and sales channels to bring data services to selected existing voice customers and to identify and target new customers for data services.

OUR NETWORK


    Our principal asset is our high-capacity fiber optic network, which will be connected to our own trans-Atlantic cable system and U.S. fiber assets. We began constructing our European fiber network in 1998. To date, we have completed construction of the first three phases of our network build, consisting of over 5,700 route kilometers linking 40 cities in the United Kingdom, The Netherlands, Belgium, France and Germany. We currently anticipate that the fourth and fifth phases of our network build, which will extend into Southern and Western France and Switzerland, will be completed during the second half of 2000. Due to our recent acquisition of Comms UK, a provider of voice and data communications solutions primarily to enterprise level corporate customers, we have added 1,700 route kilometers of fiber linking 18 additional cities within England and Scotland to our existing network.


    Our technologically advanced network employs ring configurations and self-healing synchronous digital hierarchy systems to provide high reliability and redundancy. The network is equipped with technologically advanced fiber and optical transmission systems, and consists of a uniform configuration of dense wave division multiplexing optronics and Lucent fiber optic cable. We believe that this uniform configuration allows us to ensure very high levels of service quality while maintaining low operating costs and ease of upgradeability. Our network was designed from the outset to support Internet protocol, asynchronous transfer mode and traditional circuit switched services.

    The long-haul network which we are constructing in Europe has at least
48 fibers installed throughout, with between 72 and 96 fibers in one conduit on most terrestrial segments. In addition, we have laid at least one additional spare conduit on most terrestrial segments. While we are constructing our European long-haul network primarily for our own use, we have sold and expect to continue to sell and exchange dark fibers and wavelengths on segments of our network. Such capacity sales reduce our construction costs and such exchanges help us expand our network footprint. We believe we have sufficient fibers to meet our capacity needs for the foreseeable future and enough existing additional fibers, as well as duct in which to lay additional fibers, to enable us to engage in substantial additional fiber sales and exchanges.

LOCAL FIBER OPTIC NETWORKS

    Through a combination of self-constructed assets and fiber exchanges, we will be deploying 22,000 fiber kilometers of metropolitan fiber in London, Amsterdam, Paris, Berlin, Frankfurt, Dusseldorf and the New York City metropolitan area. We will soon be able to link customers to our pan-European, North American and trans-Atlantic networks with broadband local fiber connectivity enabling high speed integrated data, video and voice communication with higher quality and lower cost, compared to leasing all of our "last mile" lines from others.

TRANS-ATLANTIC CAPACITY

    On April 10, 2000, we executed a definitive agreement with Level 3 Communications under the terms of which we acquired a 25% ownership interest in the trans-Atlantic fiber optic cable project being developed by Level 3. This four fiber pair, 1.28 terabit system, is currently under construction and is scheduled to be in service by October 2000. The landing stations for this cable are on Long Island in the United States and on the west coast of the United Kingdom. As part of this acquisition, we also obtained 128 STM-1s of capacity on the Atlantic Crossing 1 cable system operated by Global Crossing.

    In addition to our proposed fiber pair on Level 3's trans-Atlantic fiber optic cable, we also have significant capacity on the Atlantic Crossing 1 cable system and additional capacity on the Gemini cable system, used primarily to provide multi-path redundancy.

BROADBAND WIRELESS


    We intend to reduce our reliance on "last mile" connections leased from the incumbent carrier or other competitive local exchange carriers by increasing the number of customers connected to our network. In some cases, we will construct a fiber optic extension from the customer's premises to our network. In other cases, we will deploy a high-bandwidth wireless connection between an antenna on the customer's premises and an antenna at a central location that is directly connected to our network. These point-to-point wireless connections offer high quality broadband capacity and frequently cost less to install than direct fiber connections.


    A wireless connection typically consists of paired antennas generally placed at a distance of approximately four to six kilometers from one another with a direct, unobstructed line of sight. The antennas are typically installed on rooftops, towers or windows.

    The wireless local loop technologies that we intend to use in our CITYCONNEX SERVICE-TM- uses point-to-point radio transmissions having narrow beam width, reducing the potential for channel interference and allowing dense deployment and channel re-use. In some of our markets, such point-to-point services may be deployed on unrestricted frequency bands requiring only limited permits. The large amount of capacity in each channel permits the simultaneous use of multiple voice and data applications. Properly deployed, wireless local loop technology can substantially reduce the cost of connecting customers to a network.

DIGITAL SUBSCRIBER LINE


    Digital Subscriber Line, or DSL, solutions are an important tool to provide broadband access to customers who are not located near our city fiber rings or in areas not served by our CITYCONNEX SERVICE-TM-. We are currently negotiating arrangements to co-locate our DSL access multiplexers in approximately 600 of Deutsche Telekom's central offices.


CIRCUIT SWITCHING VS. PACKET SWITCHING

    There are two widely used switching technologies currently deployed in communications networks: circuit-switching systems and packet-switching systems. Circuit switch-based communications systems, which currently dominate the public telephone network, establish a dedicated channel for each communication (such as a telephone call for voice or fax), maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call.

    Packet-switch based communications systems, which format the information to be transmitted into a series of shorter digital messages called "packets," are the preferred means of data transmission. Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address. A key feature that distinguishes Internet architecture from the public telephone network is that on the packet-switched network, a single dedicated channel between communication points is not required.

    Packet switch-based systems offer several advantages over circuit switch-based systems, particularly the ability to commingle packets from several communications sources together simultaneously onto a single channel. For most communications, particularly those with bursts of information followed by periods of "silence," the ability to commingle packets provides for superior network utilization and efficiency, resulting in more information being transmitted through a given communication channel.

    Internet protocol technology, an open protocol that allows unrelated computer networks to exchange data, is the technological basis of the Internet. The Internet's explosive growth in recent years has focused intensive efforts worldwide on developing Internet protocol-based networks and applications. In contrast to protocols like asynchronous transfer mode, which was the product of elaborate negotiations between the world's monopoly telephone companies, Internet protocol is an open standard, subject to continuous improvement.

    We believe that a form of Internet protocol-based switching will eventually replace both asynchronous transfer mode and circuit switched technologies, and will be the foundation of integrated networks that treat all transmissions--including voice, fax and video--simply as forms of data transmission. Current implementations of Internet protocol technology over the Internet lack necessary quality of service to support real-time applications like voice and fax at commercially acceptable quality levels. We expect that a combination of increased bandwidth and improved technology will correct these deficiencies in the future.

    We are in the process of configuring our network to add packet switch-based technology to our current circuit switch-based systems. We believe that the Internet protocol deployment currently under way on our network will enable us to implement new services based on current Internet protocol technology, and position us to adopt future Internet protocol technology implementations as they evolve to support fully integrated communications networks. We anticipate remaining flexible in our use of technology, however, so that as underlying communications technology changes, we will have the ability to take advantage of and implement these new technologies.

NETWORK OPERATIONS CENTERS

    We currently monitor the activity of our network from international network operations centers in Egham, England, Somerset, New Jersey and St. Louis, Missouri (which facility has effectively been closed as of June 30, 2000). These international network operations centers have been fitted with sophisticated surveillance and control capability, fraud detection and real time transmission quality enhancements. Each of the Egham and Somerset network operations centers is capable of acting as a full backup to the other and allow full capability to remotely monitor, test and perform diagnostics on key elements of our network.

    Our international network operations centers use a portfolio of network management operations support systems from Lucent Technologies. The Lucent systems are expected to be functionally integrated into one platform supporting multi-vendor network elements. The Lucent operations support systems provide us with technologically advanced service activation, service assurance and network management capabilities.

PRODUCTS AND SERVICES


    We provide products and services in three categories: basic services, advanced services and capacity sales. Our basic products and services include switched and dedicated long distance, 800 services, prepaid, postpaid and debit calling cards, conference calling, and enhanced fax services. We provide many of our basic services on a wholesale as well as a retail basis. Our advanced services include domestic and international private line services, Internet access, frame relay, asynchronous transfer mode and Internet protocol services and managed bandwidth. These services are provided on a wholesale basis to communication carriers, Internet service providers and other wholesale customers as well as to end-users. Capacity sales include sales of dark fiber and duct and leases of capacity that qualify for sales-type accounting. Our services are discussed below.


    BASIC SERVICES

    INTERNATIONAL AND DOMESTIC LONG DISTANCE SERVICE. International and domestic long distance service is service that is accessed from a customer's billing location, I.E., their home or office, using "1xxx" access in the United Kingdom and Belgium or "1+" access in the United States and Canada. In France and Switzerland, long distance service is accessed by using either "1+" access or by dialing "1xxxx" access. In Germany, long distance service is accessed by using either "1+" access or by dialing "01099" prior to dialing "0+".

    CALLING CARD SERVICES. Our calling card services are sold in all of our principal markets and can be used in over 65 countries. In continental Europe, we believe that a substantial portion of our calling card customers use this service from their home or office as an alternative to the incumbent carrier for international calls. In contrast, in the United Kingdom and the United States, our calling cards are sold to customers primarily for convenience when traveling.

    PREPAID SERVICES. Our prepaid card services provide similar features and manner of use as our calling cards. Our prepaid cards generally can be used from the United Kingdom, the United States, Belgium, Canada, Germany, France, Israel, Greece, The Netherlands and Switzerland. We also sell prepaid cards that can be used only from the country in which they are sold.


    We seek to introduce services that capitalize on the growing popularity of the Internet for everyday commercial transactions. During the fourth quarter of 1998, we introduced Presto! Card-TM- in the United States. During March 1999, we introduced presto phone-TM- in the United Kingdom. Presto! Card-TM- and presto phone-TM- allow users to establish a virtual prepaid account that is purchased and recharged exclusively over the Internet at WWW.PRESTOCARD.COM and WWW.PRESTOPHONE.COM, respectively. These services enable users to make international and domestic long distance calls from over 35 countries at competitive rates and to view their call records on a real-time basis. We believe that Presto! Card-TM- and presto phone-TM- are the first international prepaid services that can be purchased and recharged instantly over the Internet. We intend to offer these services in our continental

European markets and to develop additional Internet enabled services that take advantage of the growing use of the Internet.


    OTHER BASIC SERVICES. We also provide the additional retail services described below.


    - WIRELESS SERVICE. In the United Kingdom, we currently offer wireless services to business customers through Wavetech Limited. In the New York metropolitan area, we offer domestic and international long distance services to cellular telephone users who access this service by dialing a local access number or, in the case of Verizon Wireless, Inc. customers in certain area codes, by selecting us as their long distance provider.


    - CONFERENCING SERVICE. We provide an audio conference service which allows automatic, manual or operator assisted establishment of conference calls 24-hours-a-day, seven-days-a-week.

    - TOLL-FREE SERVICE. We provide toll-free service, I.E., "800", "888" or "877" service, to customers in the United States, the United Kingdom, Belgium, Germany, Switzerland and The Netherlands. We also provide international toll-free services for our customers in Europe.

    ADVANCED SERVICES. We provide the advanced data services described below.

    - SWITCHED DATA SERVICES. We offer frame relay, Internet protocol and asynchronous transfer mode services that allow for the effective transmission of large quantities of data between different sites. These advanced services are used for wide area network connections and in text, image and video communications that require greater transmission speed, capacity and reliability than traditional telephony services. We are able to offer asynchronous transfer mode, Internet protocol and frame relay in the United Kingdom as part of a seamless service.

    - MANAGED BANDWIDTH. Our managed bandwidth service provides capacity of 2 megabits per second, 34 megabits per second, 45 megabits per second and 155 megabits per second. Larger bandwidths up to 2.5 gigabits per second may also be obtained upon request. Our managed bandwidth product is designed for customers that require large transport capacity between cities, including carrier customers who use the bandwidth to service their end-user customers, as well as large corporate customers and Internet-related customers.


    - INTERNET ACCESS SERVICE. We began offering Internet access to retail customers in Switzerland in February 1999 and in Belgium and Berlin, Germany in September 1999. In Switzerland and Berlin, Germany, we introduced a promotional program offering free Internet access and a designated amount of toll-free Internet access each day to customers who purchase our long distance services on a pre-select basis. In Belgium, we offer 100 minutes of free Internet access to all customers who use our "1xxx" service to access the Internet. We believe offering Internet access will increase usage of our services, provide us with additional revenue and further enhance our ability to attract and retain customers. Because retail customers in these countries pay for the local call that originates the Internet connection, we receive compensation on a per minute basis for our Internet access services. We intend to offer Internet access during the remainder of 2000 in selected additional European countries in which we have interconnection, as well as additional cities in Germany. The regulatory regime concerning Internet access services in Europe is currently under development.


    - LOCAL ACCESS SERVICE. This year we began offering our CITYCONNEX SERVICE-TM- which enables companies to bypass local loop connections of incumbent operators through technologically advanced highly reliable "last mile" wireless connectivity. This offering is available within and between cities that are currently linked to our European network. Connectivity is provided in a variety of ways: a single E1-voice and data; two E1s-all voice, all data, or a combination of voice and data; and 10 megabits per second local-area-network to local-area-network connectivity.

    - DEDICATED ACCESS SERVICE. Customers using this service lease a transmission line that connects the customer's business directly to one of our switches or points of presence. This service is marketed to high-volume customers in the United States and Europe and can be used for voice, data, video and the Internet.

    CAPACITY SALES. While we are constructing our network primarily for our own use, we have sold capacity and expect to sell capacity in the future. Such sales include sales of dark fiber, long term leases of capacity which qualify for sales-type accounting treatment, and wavelength services. The dense wave division multiplexing technology used in our network allows us to offer optical wave or "wavelength" services to our customers, which provides 2.5 gigabits per second or 10 gigabits per second of capacity. This service is designed for customers who require large transport capacities between cities, but who do not wish to purchase dark fiber and invest in the optronics required to enable the fiber to carry traffic. We believe that the demand for this service will continue to grow, as optical Internet protocol interfaces proliferate.

    We sell capacity to third parties that offer their own branded products and service. We believe that certain of these customers buy transmission from us not only for our prices, but also for access to our software platform, which, among other things, allows them to utilize our software technology to process calls made with calling cards and prepaid cards and perform specialized billing functions. In addition, we also sell capacity to resellers who in turn sell its long distance services to their customers. For a discussion of the accounting treatment associated with capacity sales see "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Viatel Network."

SALES AND MARKETING; CUSTOMER SERVICE

    We reach a broad range of customer groups through a variety of marketing channels, including a direct sales force, independent sales agents, multilevel marketing, customer incentive programs, advertising, affinity programs and the Internet. As part of our multichannel marketing approach, we tailor our marketing to specific geographic markets and services. We believe this is an especially cost-effective means of marketing to our target customers.

    We market our services at the local level through both independent sales agents and an internal sales force, depending upon the particular geographic market, customer group and service. Currently, we have a direct sales force in 12 Western European cities and New York and have established indirect sales offices, through arrangements with independent sales representatives and telemarketing agents, in more than 180 additional locations throughout Western Europe and North America.

    In both the U.S. and Europe, our sales and marketing staff is currently divided into two categories: direct sales representatives and indirect sales representatives. Direct sales representatives are primarily responsible for face-to-face sales efforts to larger accounts and sales to commercial accounts, wholesale customers and other carriers. Our local internal sales forces also typically advertise locally and provide support for our independent sales representatives. Indirect sales representatives are primarily responsible for telesales to smaller accounts and residential sales.

    Our direct sales personnel are currently compensated on a salary and commission basis, with potential commissions being paid on the basis of revenues generated by new customers solely during their first three months as a customer. After this three month period, the customer is turned over to proactive account managers who manage the account and are compensated based on the monthly growth of such account above certain minimum requirements. We believe that this compensation structure provides maximum incentive to our direct sales force to continue to grow our customer base and revenue.

    Many of our independent sales representatives are retained on a non-exclusive/commission-only basis, with commissions being subject to charge-back for revenues not collectible by us. We believe that our relationship with our independent sales representatives is good.

    CUSTOMER SUPPORT

    We are committed to providing our customers with superior customer service and believe that we have developed the infrastructure necessary to serve both our existing customer base and accommodate substantial growth with minimal additional investment. At each of our customer service facilities, our customer service representatives handle both service and billing inquiries.


    We have also developed our own proprietary software systems to serve better our customers. For example, in each of our network countries, our monthly bills are in the customer's native language and local currency (and we have the ability to bill in euros). We also provide detailed billing information for commercial customers that includes itemized breakdowns of usage by account code and department. In addition, we have implemented an interactive voice response system that permits customers to obtain up-to-date information concerning their account and their most recent invoice. We believe that our customer-oriented philosophy, backed by the strength of our customer support infrastructure, allows us to differentiate ourself from many of our competitors.


INFORMATION SYSTEMS

    We believe that integrated and reliable billing and information systems are key elements for growth and success in the telecommunications industry. Accordingly, we have made significant investments to acquire and implement sophisticated information systems which are designed to enable us to:

    - monitor and respond to customer needs by developing new and customized services,

    -  manage least cost routing,

    -  provide customized billing information,

    -  provide high quality customer service,

    -  detect and control fraud,

    -  verify payables to suppliers, and

    -  rapidly integrate new customers.

    We believe that our network intelligence, billing and financial reporting systems enhance our ability to meet competitively the increasingly complex and demanding requirements of the international and national long distance markets. While we believe that these systems are currently sufficient for our operations, these systems will require routine upgrades and ongoing investments.

    We currently have a turnaround time of approximately 48 hours for new account entry, subject to credit approval. However, commencement of service can take substantially longer. Our billing system provides multicurrency billing, itemized call detail, city level detail for destination reporting and electronic output for select accounts. Customers are provided with several payment options, including automated credit card processing and automated direct debiting.

    We have developed software to provide telecommunications services and render customer support. Each switch has a call detail recording function which is designed to enable us to: (1) achieve accelerated collection of call records;
(2) detect fraud and unauthorized usage; and (3) permit rapid call detail record analysis.

    We also use software to assist in analyzing traffic patterns and determining network usage and busy hour percentage, originating traffic by switching center, terminating traffic by supplier and originating traffic by customer. This data is utilized to provide least cost routing, which may result in call traffic being transmitted over our transmission facilities, other carriers' transmission facilities or a combination of such facilities. If traffic cannot be handled over the least cost route due to overflow, the least cost routing system is designed to transmit the traffic over the next least cost route. The least cost routing system chooses among the several variables to minimize the cost of a long distance call over multiple suppliers and multiple choices of terminating carrier per country. The performance of the least cost routing system is verified based on a daily overflow report generated by our network traffic management and a weekly/monthly average termination cost report generated by our billing system.

    We have developed a proprietary integrated customer service database and billing system, called SERVICE ONE-TM-, which is currently in use for our retail U.S. services. SERVICE ONE-TM- will afford greater flexibility as we increase service offerings and will accommodate greater customer volume. In addition, we have implemented an interactive voice response system that will permit customers to obtain up-to-date information concerning their account and their most recent invoice by telephone.

    Our systems development group has internally developed sophisticated proprietary software and intranet systems to better manage business and appropriately price our services in many of our markets on a real-time basis. For example, we have developed an interface with our network switches that allows us to compile network information on a real-time basis, including the number of minutes being routed through its switch (and corresponding revenue), points of origination and termination, sources of traffic, by area code, city and carrier, and other traffic information. We use this information every day in connection with least cost routing, pricing, cost and margin analysis, identifying market opportunities and developing our sales and marketing and network expansion strategies, among other things. We believe that these analytical tools allow our management team to quickly identify new market growth and cost saving opportunities as well as control the retail business in an environment of rapid growth. We believe that we are one of the few competitive communications companies that have these types of analytical tools and to have integrated them into its daily operations.

COMPETITION

    EUROPE

    The European telecommunications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services and transmission methods made possible by technological advances. We believe that as the international telecommunications markets continue to deregulate, competition in these markets will increase, similar to the competitive environment that has developed in the United States following the AT&T divestiture in 1984. Our success depends on our ability to compete with a variety of communications providers, including those providing competing voice services, competing value-added services and competing networks.


    In voice services, we have three main categories of competitors. The first group consists of the incumbent telecommunications operators in each country in which we operate. This group includes British Telecom, Cable & Wireless, Deutsche Telekom, and France Telecom. The second category of competitors consists of global alliances among some of the world's largest telecommunications carriers. This group includes Concert, a joint venture between British Telecom and AT&T. The third main category of competitors in voice services is comprised of the new entrants, such as Storm Telecommunications, KPN/Qwest, Versatel, Energis plc, Carrier1, and Interoute Telecommunications. There has been particular price pressure in voice services in Europe, particularly in Germany. During 2000, certain carriers reduced voice services prices to below what we had anticipated. We made a strategic decision not to match these voice services price reductions.

    With regard to our bandwidth services, we are currently facing competition from KPN/Qwest and GTS, each of which currently has broadband networks in operation. We will also experience significant additional competition over the next ten to twelve months as other broadband networks become operational. These include networks being constructed by Global Crossing, Interoute and Concert. In addition, Colt Telecom Group and Level 3 Communications are sharing the costs of constructing two networks--one to link the German cities of Berlin, Koln, Dusseldorf, Frankfurt, Hamburg, Munich and Stuttgart and the other linking Paris, Frankfurt, Amsterdam, Brussels and London.


    In value-added services, we compete with two main types of competitors--the incumbent telecommunications operators and traditional value-added Internet service providers. Major Internet service providers include EUNET, a subsidiary of MCI WorldCom, Ebone, InfoNet and PSINet.

    Many of our current and potential competitors have substantially greater financial, marketing and other resources than we do and may be able to deploy more extensive networks or may be better able to withstand pricing and other market pressures. In addition, incumbent telecommunications operators generally have additional competitive advantages, such as control access to local networks, significant operational economies and close ties with national regulatory authorities.

    NORTH AMERICA

    UNITED STATES. In the United States, which is among the most competitive and deregulated long distance markets in the world, competition is based primarily upon pricing, customer service, network quality, and the ability to provide value-added services. As such, the long distance industry is characterized by a high level of customer attrition or "churn," with customers frequently changing long distance providers in response to the offering of lower rates or promotional incentives by competitors. We compete with major carriers such as AT&T, MCI WorldCom and Sprint, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than our current costs. Many of these competitors have greater financial, technological and marketing resources than we do. If any of our competitors were to devote additional resources to the provision of international or domestic long distance telecommunications services to our target customer base, there could be a material adverse effect on our business. Several companies have recently introduced flat rate long distance calling plans with very low per-minute charges. We cannot predict the effect that these plans will have on the industry generally and on us in particular.


    As a result of the Telecommunications Act of 1996, the RBOCs can compete with us in the long distance telecommunications industry, both outside of their local service territories and, upon satisfaction of certain conditions, within their local service territories. The Telecommunications Act of 1996 prospectively eliminated the restrictions on the provision of long distance service by RBOCs. The Telecommunications Act of 1996 permits an RBOC to enter an "out-of-region" long distance market immediately, thereby leaving state regulatory approvals as the only prerequisite to the provision of such long distance service. An RBOC may provide long distance service within its local service area upon approval of the FCC if it satisfies certain procedural and substantive requirements, including a showing that, in certain instances, facilities-based competition is present in its market, that it has entered into interconnection agreements that satisfy a 14-point "checklist" of competitive requirements (unless no competitive local carrier has requested such interconnection) and that its entry into the "in-region" long distance market is in the public interest. On December 22, 1999, Verizon was granted a license to provide long distance service in New York and SBC Communications was granted approval to provide long distance services in Texas on June 30, 2000. Because a substantial portion of our customer base and traffic originates in the New York metropolitan area, Verizon is a particularly formidable competitor. For long distance calls, Verizon has a substantial cost advantage, because it does not have to pay access fees to another local carrier to originate the call. Access fees constitute a large portion of a long distance carrier's cost of services, including ours. Moreover, now that Verizon's acquisition of

GTE has been consummated, Verizon will have even greater resources to compete in its service markets.



    The continuing trend toward business combinations and alliances in the telecommunications industry is also creating significant new or more powerful competitors. The proposed acquisition of Teleglobe Inc. by Bell Canada, the acquisition of GTE by Bell Atlantic, the acquisition of US West by Qwest, the acquisition of Ameritech by SBC, the merger of WorldCom and MCI, AT&T's acquisitions of Telecommunications, Inc. and Teleport Communications Group, Global Crossing's acquisition of Frontier Communications, the primary provider of our U.S. transmission capacity, Teleglobe's acquisition of Excel Communications and SBC's acquisition of SNET are examples of some of the business combinations that are being formed. Many of these combined entities have, or will have, resources far greater than ours. These combined entities may, now or in the future, be able to provide bundled packages of telecommunications products, including local and long distance services, data services and prepaid services, in direct competition with the products offered or to be offered by us, and may be capable of offering these products sooner and at more competitive rates than us.



    During 1998, the World Trade Organization concluded an agreement on trade in basic telecommunications services, known as the WTO Agreement, that has resulted in additional competitors entering the U.S. telecommunications markets. Under the WTO Agreement, the U.S. and other members of the World Trade Organization committed themselves to, among other things, opening their telecommunications markets to foreign carriers. The FCC has adopted streamlined procedures for processing market entry applications from foreign carriers, making it easier for such carriers to compete in the U.S. There can be no assurance that the WTO Agreement will not have a material impact on our business.



    We also expect increasing competition from Internet service providers, including Internet telephony service providers. The use of the Internet to provide telephone service is a recent development. To date, the FCC has determined not to subject such services to FCC regulation as telecommunications services. Accordingly, Internet service providers are, today, not subject to universal service contributions, access charge requirements, or traditional common carrier regulation. On April 5, 1999, US West filed a petition with the FCC asking the FCC to find that Internet telephony services are telecommunications services, not enhanced services or information services, and therefore should be subject to access charge and universal service obligations. The FCC has never requested public comment on US West's petition and at this point is not likely to do so. On April 7, 1999, US West filed similar petitions with the Colorado and Nebraska Commissions based on the same principle. The Colorado case was settled, and no significant action has been taken in the Nebraska case. The FCC has recently initiated a public inquiry on the separate subject of access to Internet telephony by the disabled, which indirectly raises the telecommunications/information service issue. We cannot predict whether, or how, the FCC or any state public service commissions will rule on this issue. If the FCC or state public service commissions were to determine that Internet telephony services are subject to regulation as telecommunications services, the Internet telephony service providers could be required to make universal service contributions, pay access charges or be subject to traditional common carrier regulation. We cannot predict the impact that this continuing lack of regulation will have on our business.


    CANADA. The Canadian telecommunications market is highly competitive and is dominated by a few established carriers whose marketing and pricing decisions have a significant impact on the other industry participants, including us. We compete with facilities-based carriers, other resellers and rebillers, primarily on the basis of price. The principal facilities-based competitors include the former Stentor partner companies, in particular, Bell Canada, the dominant supplier of local and long distance services in the provinces of Ontario and Quebec, BC Tel and Telus Communications, the next largest Stentor companies merged their operations earlier this year as well as non-Stentor companies, such as AT&T Canada, Teleglobe Canada, and Sprint Canada. Earlier this year, Bell Canada announced its intent to acquire Teleglobe Inc. We also compete with ACC TelEnterprises which, until its recent merger with AT&T Canada, was one of the largest resellers in Canada. The former Stentor partner companies discontinued their partnership on January 1, 1999 and are now competing against one another.

GOVERNMENT REGULATION

    OVERVIEW

    Regulation of the telecommunications industry is changing rapidly both domestically and globally. National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which we currently operate and intend to operate. The interpretation and enforcement of these laws and regulations varies and could limit our ability to provide certain telecommunications services in certain markets. We cannot provide any assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on us, that domestic or international regulators or third parties will not raise material issues with regard to our compliance with applicable laws and regulations, or that other regulatory activities will not have a material adverse effect on our business, financial condition and results of operations.

    INTERNATIONAL TRAFFIC

    Under the WTO Agreement, 69 countries comprising 95% of the global market for basic telecommunications services agreed to permit competition from foreign carriers. In addition, 59 of these countries have subscribed to specific pro-competitive regulatory principles. The WTO Agreement became effective on February 5, 1998 and has been implemented, to varying degrees, by the signatory countries. We believe that the WTO Agreement will increase opportunities for us and our competitors. However, we cannot provide any assurance that the WTO Agreement will result in beneficial regulatory liberalization in all signatory countries.


    On November 26, 1997, the FCC adopted the Foreign Participation Order to implement the U.S. obligations under the WTO Agreement. In this order, the FCC adopted an open entry standard for carriers from World Trade Organization member countries, generally facilitating market entry for such applicants by eliminating certain existing tests. These tests remain in effect, however, for carriers from non-member countries.



    International carriers serving the United States, including Viatel, are subject to the FCC's international settlements policy which, as discussed below, has been substantially relaxed. The international accounting rate system allows a U.S. facilities-based carrier to negotiate an accounting rate with a foreign carrier for handling each minute of international telephone service. Each carrier's portion of the accounting rate, usually one-half, is referred to as the settlement rate. Historically, international settlement rates have vastly exceeded the cost of terminating telecommunications traffic. The FCC's international settlements policy requires: (1) the equal division of the accounting rate between the U.S. and foreign carrier, (2) nondiscriminatory treatment of U.S. carriers, and (3) proportionate return of inbound traffic. To enforce the international settlements policy, the Federal Communications Commission has required carriers to file publicly available copies of their international settlement arrangements.



    The FCC adopted rules regarding specific rate levels for international settlements rates, which became effective on January 1, 1998 and which were substantially affirmed by the FCC on reconsideration on June 11, 1999. Many parties appealed the International Settlement Rates Order to the U.S. Court of Appeals for the D.C. Circuit. On January 12, 1999, the U.S. Court of Appeals for the D.C. Circuit issued an order resolving this appeal, upholding the International Settlement Rates Order in all respects.

    The International Settlement Rates Order generally requires U.S. facilities-based carriers to negotiate settlement rates with their foreign correspondent at no greater than FCC-established benchmark prices. In addition, the International Settlement Rates Order imposed new conditions upon certain carriers, including us. First, as amended on reconsideration, the FCC conditioned facilities-based authorizations for service on a route on which a carrier has a foreign affiliate with market power upon the foreign affiliate offering all other U.S. carriers a settlement rate at or below the relevant benchmark. None of our foreign affiliates have market power. Second, the FCC conditioned any authorization to provide switched services over either facilities-based or resold international private lines upon the condition that at least half of the facilities-based international message telephone service traffic on the subject route is settled at or below the relevant benchmark rate. This condition applies whether or not the licensee has a foreign affiliate on the route in question.



    In the Foreign Participation Order described above, however, if the subject route does not comply with the benchmark requirement, a carrier can demonstrate that the foreign country provides "equivalent" resale opportunities. Accordingly, since the February 9, 1998 effective date of the Foreign Participation Order, we have been permitted to resell private lines for the provision of switched services, also known as international simple resale, to any country that either has been found by the FCC to comply with the benchmarks or has been determined to be equivalent. We, however, remain subject to prior FCC approval in order to provide resold private lines to any country in which an affiliated carrier that has not been found by the FCC to lack market power.



    In rules released on May 6, 1999, and which became effective on July 29, 1999, the FCC removed the international settlements policy for: (1) all settlement arrangements between U.S. carriers and foreign carriers that lack market power, and (2) all settlement arrangements on routes where U.S. carriers are able to terminate at least 50 percent of their traffic in the foreign market at rates that are at least 25 percent below the applicable benchmark settlement rate. In this international settlement policy order, the FCC also eliminated the requirement that carriers file the settlement arrangements where the international settlements policy has been eliminated. Finally, the international settlement policy order expanded its rules to permit carriers to provide international simple resale on any route where the resale carrier exchanges switched traffic with a foreign carrier that lacks market power. Accordingly, we will have more flexibility in negotiating settlement arrangements with many carriers on many routes, which we expect will lower costs of terminating international traffic, although our competitors will benefit from these new rules in the same way. On routes where we are still subject to the international settlement policy, the FCC could find that, absent a waiver, certain terms of our foreign carrier agreements or our actions do not meet the requirements of the international settlement policy. Although the FCC generally has not issued penalties in this area, it has issued a Notice of Apparent Liability against a U.S. company for violating the international settlement policy, and it could take other action against a carrier violating the international settlement policy, including issuing a cease and desist order or imposing fines. If the FCC were to impose such fines or other penalties on us, we do not believe that it would have a material adverse effect on our business.



    Increasing regulatory liberalization in many countries' telecommunications markets now permits more flexibility in the way we can route calls. Although certain FCC rules limit the way in which some international calls can be routed, we do not believe that our network configuration, specifically the way in which traffic is routed through our facilities in the U.K., is specifically prohibited by, or undermines in any way, the intent of these rules. It is possible, however, that the FCC could find that our network configuration violates these rules. If we were found to be in violation of these routing restrictions, and if the violation were sufficiently severe, it is possible that the FCC could impose sanctions and penalties upon us.

    EUROPEAN UNION


    The European Union consists of the following Member States: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. The European Union was established by the Treaty of Rome and subsequent treaties. European Union Member States are required to implement Directives issued by the European Commission and the European Council by passing national legislation. If a European Union Member State fails to implement such Directives with national (or, as the case may be, regional, community or local) legislation or fails to render the provisions of such Directives effective within its territory, the European Commission may take action against that Member State to enforce the Directive, including proceedings before the European Court of Justice. Private parties may also bring actions against European Union Member States for failing to implement such legislation in a timely and effective manner.



    In an effort to promote competition and efficiency in the European Union telecommunications market, the European Commission and the European Council have issued a number of key Directives establishing basic principles for the liberalization of the European Union telecommunications market. The general framework for this liberalized environment has been set out in the European Commission's Services Directive and its subsequent amendments, including, in particular, the Full Competition Directive, adopted in March 1996. These Directives require European Union Member States to permit competition in all telecommunications services and had set January 1, 1998 as the date by which all restrictions on the provision of telecommunications services and telecommunications infrastructure were to be removed, except in Member States receiving special derogations. These Directives have been supplemented by various harmonizing directives, which include the Open Network Provision Directives, as well as the 1997 Licensing Directive.



    The Licensing Directive established a framework for the granting of national authorizations and licenses related to telecommunications services. It permits European Union Member States to establish different categories of licenses for providers of infrastructure and services, but requires the overall scheme to be transparent and non-discriminatory. The Interconnection Directive requires Member States to remove restrictions preventing the negotiation of interconnection agreements. It imposes certain rights and obligations on all operators deemed by the National Regulatory Authorities to be covered by the Directive. It also imposes additional obligations on operators deemed by the National Regulatory Authorities to have significant market power. These include obligations on fixed operators to offer cost oriented interconnection charges on non-discriminatory and transparent terms to other operators granted interconnection rights under the Directive. The objective of the Directive is to ensure adequate and efficient interconnection for public telecommunications networks and publicly available telecommunications services. The Interconnection Directive was amended to provide for carrier preselection and number portability on or before January 1, 2000. Carrier pre-selection would enable a customer to access our network over the fixed public telephone network of operators with significant market power without dialing an access code, by "preselecting" Viatel as its long distance carrier. In December 1999, the European Commission permitted the United Kingdom to postpone until April 1, 2000 the introduction of carrier pre-selection on British Telecommunications' network. Since then, an "interim" carrier pre-selection service has been in effect based on the use of auto-dialers which enables customers to pre-select an alternative operator for all call types. Number portability enables customers to retain their existing telephone numbers when switching to alternative carriers and has been mandated in the United Kingdom. Some European Union Member States have been granted temporary waivers from implementing certain European Union liberalization requirements and have only fully liberalized recently. Greece continues to have a derogation until December 31, 2000.



    In January 1998, the European Commission adopted a recommendation on how the cost-orientation obligation for interconnection charges on fixed operators with significant market power should be interpreted. The European Commission recommends that cost oriented interconnection charges should be based on long run incremental costs. The European Commission periodically publishes benchmark interconnection rates derived from some of the long range incremental cost-based charges being offered across the Member States. These rates are intended to provide guidance to Member States of what should be considered to be an acceptable level of interconnection charging by fixed operators with significant market power. They could be adopted in lieu of true long range incremental cost-based charges until such time as an operator with significant market power could establish actual long range incremental costs using adequate accounting systems.



    Several European Union Member States have chosen to apply the provisions of the Interconnection Directive within their jurisdictions in such ways as to give more favorable treatment to infrastructure providers and network operators than to carriers and resellers that have made no infrastructure investment. Such distinctions must be objectively justified on the grounds of the type of interconnection provided or because of relevant licensing conditions. The Licensing Directive does not provide a clear definition of an infrastructure investment, and European Union Member States have adopted inconsistent approaches with respect to the level and type of infrastructure investment required to justify differences in interconnection charges. The European Commission is actively seeking to minimize these disparities in national interconnection policies. There can be no assurance, however, that these disparities will be eliminated or significantly reduced or that any such differences in regulatory treatment will not have a material adverse effect on us. To the extent incumbent telecommunications operators deny or delay granting us interconnection, even if only for a limited period of time, in any of the countries in which we have or will have points of presence, we will be forced to terminate traffic through refile or resale agreements with other carriers, resulting in higher costs.



    The current European Union rules are likely to remain in force until 2002/2003, at which time a revised European Union framework is likely to be introduced which reflects the growth of competition since 1998. The key elements of this future regulatory framework were adopted as draft Directives by the European Commission on July 12, 2000, and require the approval of the Council of Member States and the European Parliament prior to becoming law. The European Commission sees the structure of the new regulatory framework for communications infrastructure and associated services as consisting of three key elements: binding sector-specific legislation; complementary non-binding sector-specific measures, such as recommendations; and competition law. In parallel, the existing Article 86 (formerly Article 90) Directives are being consolidated and simplified into one Liberalization Directive. Under the proposed regulatory package, existing harmonization Directives are to be consolidated into five directives, namely a Regulatory Framework Directive, an Authorization Directive including licensing, an Access & Interconnection Directive, a Universal Service & User's Rights Directive and a Telecoms Data Protection and Privacy Protection Directive in the electronic communications sector. The European Commission has formally adopted a draft version of each of these Directives. In addition, the regulatory package is completed with a proposed Decision for a regulatory framework for radio spectrum policy and a Draft Regulation on Unbundled Access to the Local Loop. The latter measure, which will have direct effect under Member State laws as from December 31, 2000 (namely, it does not require further implementing measures at Member State level to create enforceable rights for companies such as Viatel), is of particular importance to Viatel's future provision of broadband services. Fixed public network operators with significant market power will be obligated to offer us cost-oriented access to their unbundled local loops and associated facilities under transparent, fair and non-discriminatory conditions. European Commission intervention by means of a sectoral inquiry will also mean that the prices and availability of leased lines may also be more favorable by the end of the year 2000.



    Each European Union Member State in which we currently conduct our business has a different regulatory regime and such differences are expected to continue. The requirements for us to obtain necessary approvals vary considerably from country to country, although entry barriers continue to fall and wide discrepancies are narrowing.


    BELGIUM. In December 1997, the Belgian Federal Parliament provided for full liberalization of the provision of telecommunications services. However, all of the secondary legislation needed to implement the regulatory framework of December 1997 has yet to be adopted.

    Under the existing licensing scheme, public network license applicants must, in principle, commit to invest 400 million Belgian Francs or to deploy 500 kilometers of transmission infrastructure within three years of the date the license is granted. Notwithstanding this, we obtained a license for the provision of voice telephony over the entire country on December 8, 1998, and a license for the establishment and operation of a public telecommunications network, which covers virtually the entire country, on February 1, 1999. One of our operating subsidiaries also has a permanent voice telephony license which expires in 2014, but which is capable of being extended.


    Belgacom (Belgium's incumbent telecommunications operator) is currently offering carrier pre-selection for calls to all geographic numbers belonging to a different zone than the one in which the calling party is located. Through its standard Reference Interconnection Offer, on March 1, 2000, Belgacom commenced offering carrier pre-selection and carrier selection for calls to value-added service numbers and, starting in the last quarter of the year 2000, Belgacom will offer carrier selection for calls to mobile numbers. Carrier selection and carrier pre-selection for calls to value-added service numbers have been fully available since June 30, 2000 and carrier pre-selection for calls to mobile numbers will be fully available by December 31, 2000.



    On May 29, 2000, we entered into a new interconnection agreement with Belgacom, pursuant to which we are able to originate and terminate traffic throughout Belgium for an indefinite period of time.



    The modified Belgian Telecommunications Law also provides for the creation of a Universal Service Fund, to be managed by the Belgian Institute for Postal Services and Telecommunications, to which operators may be required to contribute funds in proportion to their revenues from the Belgian telecommunications market. However, the Universal Service Fund system will only be triggered after January 1, 2000 if: (i) Belgacom claims compensation for being the "universal service provider", (ii) the Belgian Institute for Postal Services and Telecommunications considers that the net cost of universal service provision represents an unfair burden for Belgacom, and (iii) the Belgian Federal Government takes a formal decision to create the Universal Service Fund. Since 1998, the Belgian Institute for Postal Services and Telecommunications has "dry-run" the universal service costing model and kept operators informed of the contributions that they may be required to make if and when the Universal Service Fund is activated. Belgacom has thus far not asserted any claim to compensation because of its status as the universal service provider.


    FRANCE. In July 1996, legislation was enacted providing for the liberalization of all telecommunications activities in France by January 1, 1998.


    The establishment and operation of public telecommunications networks and the provision of voice telephony services to the public are subject to individual licenses granted by the Minister in charge of telecommunications upon recommendation of France's independent regulatory authority, the Autorite de Regulation des T elecommunications, or ART.



    On June 5, 1998, we were granted a regional license to be a public telecommunications network operator (under Article L33.1 of the French Code des Postes et T elecommunications) and a national license to be a provider of voice telephony services to the public (under Article L34.1 of the French Code des Postes et T elecommunications). An extension of the network operator license was requested by us in order to obtain a nationwide license. A nationwide license was granted to Viatel on November 22, 1999. In September 1998, an interconnection agreement was signed with France

T elecom. However, this agreement became operational in the greater Paris region only in March 1999 and in the Strasbourg and Amiens regions only in August 1999. One of our operating subsidiaries also has obtained a voice telephony license.


    We are subject to certain requirements in the operation of our public telecommunications network, most notably in terms of non-discriminatory treatment of customers and an obligation to accept reasonable requests for interconnection from other carriers.

    France is also one of the European Union member states which differentiates between interconnection for public telecommunications network operators, holding a L33.1 license, and voice telephony service providers, holding a L34.1 license. The interconnection tariffs of France Telecom, which have been officially approved by ART, provide substantially more favorable interconnection rates for public telecommunications network operators than for voice telephony service providers. As a result of the construction of our network in France, we qualify for these more favorable rates.


    Carrier pre-selection has been available in France since mid-February 2000 and some carriers offer this as an additional service. Customers can currently access the public switched telephone network using either 4-digit or 1-digit access codes. In addition, six carriers, including France Telecom, that have agreed to geographic coverage commitments and roll-out schedules have been granted single digit access for their customers. Customers of other carriers, including us, must dial a 4-digit code in order to access the public switched telephone network in France.



    GERMANY. The German Telecommunications Act of July 25, 1996 provided for the liberalization of all telecommunications activities by January 1, 1998. The German Telecommunications Act has been supplemented by several ordinances concerning, among other things, license fees, rate regulation, interconnection, universal service, frequencies and customer protection. The German telecommunications sector is overseen by the Regulatory Authority for Telecommunications and Post, or RegTP, that operates under the supervision of the Ministry of Economics.


    Pursuant to the German Telecommunications Act, licenses are required for the operation of transmission lines going beyond the limits of a property and used to provide telecommunications services for the public as well as for the offering of voice telephony to the public on the basis of self-operated telecommunications networks. For the operation of transmission lines the following types of licenses have been created: mobile radio licenses (class 1 licenses), satellite licenses (class 2 licenses), and licenses for the operation of transmission lines other than mobile radio and satellite (class 3 licenses). For the offering of voice telephony to the public, a class 4 license is required. We have been issued a nationwide class 3 infrastructure license and two nationwide class 4 licenses, one in our name and one in the name of our subsidiary, EconoPhone. Through our interconnection arrangement with Deutsche Telekom and on the basis of our carrier identification code, our customers are able to pre-select us as their carrier for certain services.


    On December 22, 1999, we signed a new interconnection agreement with Deutsche Telekom which replaced our prior interconnection agreement. Our subsidiary, EconoPhone, signed a new interconnection agreement with Deutsche Telekom on May 31, 2000. Both interconnection agreements will be valid until January 31, 2001. Viatel and EconoPhone are currently negotiating with Deutsche Telekom and taking part in a hearing procedure by RegTP in order to reach interconnection agreements on more favorable terms based on Deutsche Telekom's proposal to introduce "element based charging" into the interconnection regime beginning in February 2001.


    ITALY. From 1995 to 1997, the Italian authorities enacted a legislative framework for the full liberalization of telecommunications services by January 1, 1998. On February 12, 1999, we received a license to provide voice telephony as well as to own and operate infrastructure.


    On July 24, 1998, Telecom Italia published its Reference Interconnect Offer, which has been amended several times thereafter due to decisions by the Italian regulator. The offer allows interconnection at one point of interconnect and has brought interconnection rates down to a level much closer to the European Union benchmarks. We initiated interconnection negotiations towards the end of 1998 and obtained an interconnection agreement with Telecom Italia on April 30, 1999. As a result of an expansion of our license, our interconnection agreement with Telecom Italia was amended on October 13, 1999 and January 28, 2000.


    In Italy, providers of network infrastructure and switched voice services as well as national mobile operators, with a number of specific exceptions, may be required to contribute to a universal service fund. This requirement took effect in 1999. However, no contribution was required for 1999. Whether a contribution will be required in 2000 will depend upon whether Telecom Italia can demonstrate, on the basis of audited reports, that its universal service obligations impose on it net losses. Even in these circumstances, the Italian regulator can exempt new entrants from an obligation to contribute to the universal service fund.


    Carrier pre-selection was introduced in Italy for calls between different districts, international calls and mobile calls on January 1, 2000 and has been introduced for calls within the same district starting May 2000 for Milan, June 2000 for Rome and July 2000 for the other local areas. On January 12, 2000, we filed an application with Telecom Italia requesting authorization to activate carrier pre-selection.


    Effective January 1, 2000, number portability was introduced in Italy for calls within the same local area. The technical solution envisaged for immediate implementation are those of "Onward Routing" (for geographical numbers) and of "Always Query" (for non-geographical numbers).


    On March 16, 2000, the national regulatory agency published the guidelines for the implementation of the unbundling of local loop and Telecom Italia has accordingly modified its interconnection offer. As of June 30, 2000, Telecom Italia has not yet finalized a standard draft contract for the unbundling of local loop.



    We currently have an interconnection agreement with KPN Telecom B.V., which enables us to originate and terminate traffic through The Netherlands.


    THE NETHERLANDS. In The Netherlands, the incumbent telecommunications operator's monopoly regarding voice telephony was abolished effective July 1, 1997. Other European Union liberalization obligations, which took effect on January 1, 1998, were implemented through the new Netherlands Telecommunications Act as of December 15, 1998. With the exception of the use of radio frequencies (e.g. for mobile telecommunications networks or services), all licensing requirements have been abolished and replaced by mandatory registration requirements with the Independent Post and Telecommunications Authority. In principle, there are no barriers to registration, but there must be a public offer of infrastructure or services which must be shown to the Independent Post and Telecommunications Authority in order to qualify for registration. Furthermore, registered parties must comply with all relevant obligations under the Telecommunications Act. In February 1999, we transferred our existing authorization to a registration to provide a public telecommunications service and to install and provide a public telecommunications network with the Independent Post and Telecommunications Authority. In April 1999, we obtained registration to install and provide leased lines.


    SPAIN. Spain was required, under applicable European Union Directives, to implement full liberalization of public switched telephone services by December 1, 1998. In accordance with this requirement, the liberalization process began in April 1998 with the approval of the General Telecommunications Act, and was completed by the December 1, 1998 deadline, with the approval of subsequent regulations. Our subsidiary operating in Spain was granted a nationwide infrastructure and voice telephony license in March 1999. In September 1999, we were granted a type C authorization to be an Internet service provider and we signed an interconnection agreement with Telefonica de Espana. Carrier pre-selection is fully operational in Spain. Number portability in fixed telephony networks is technically available, and its commercial launch is expected to take place in the near future. To become effective, the number portability in fixed networks requires that the new operators other than the significant market power operator (i.e. Telefonica) offer users physical access to their respective networks. On June 8, 2000, the national regulatory agency approved the technical specifications for the implementation of number portability in mobile telephony networks. By October 8, 2000, operator number portability may be offered by all mobile operators (including third generation mobile phone operators).


    SWITZERLAND. A new Telecommunications Act was adopted by the Swiss Parliament in April 1997 and came into effect on January 1, 1998, together with certain ordinances containing more detailed regulations covering telecommunications services, frequency management, numbering, terminal equipment and license fees. The new Telecommunications Act provides for liberalization of the Swiss telecommunications market as of January 1, 1998.

    The Swiss telecommunications regulatory framework facilitates market entry by: (i) applying a notification procedure for resellers, (ii) applying a procedure for operators wishing to be granted a concession for the establishment and operation of transmission facilities and (iii) providing rights-of-way, subject to a procedure of authorization, over the public domain to facilities-based carriers. Pro-competitive regulation is also applicable in the area of numbering.

    On July 13, 1999, OFCOM, the Swiss Office of Telecommunications, awarded us a concession to own and operate our own telecommunications infrastructure in Switzerland. The concession allows us to operate our own telecommunications infrastructure in the country and to provide telecommunications services to third parties.

    Our Swiss subsidiary, Econophone AG, has signed an interconnection agreement with Swisscom, the dominant Swiss carrier, on May 20, 1998, which was recently replaced by a new interconnection agreement dated February 7, 2000. Our interconnection with Swisscom enables our customers to pre-select our Swiss subsidiary as their long distance carrier in Switzerland.


    Switzerland is not a member of the European Union and, accordingly, Directives do not apply as such. Switzerland is, however, a party to the WTO Agreement.



    AUSTRIA. In March 1999, the Austrian regulator, Telekom-Control-Kommission, granted one of our subsidiaries a license for fixed network public voice telephony throughout Austria for an unlimited time period. We signed an interconnection agreement with Austria Telekom in June 1999 and expect to implement interconnection in the third quarter of 2000.


    UNITED KINGDOM. The United Kingdom has been progressively liberalizing the United Kingdom communications market since 1984 when British Telecommunications was privatized. There are now more than 400 licensed operators. Competition is effective in some market sectors including many international routes. In other sectors, such as local access, British Telecommunications continues to have market power.

    Our UK subsidiaries hold the following authorizations under Section 7 of the Telecommunications Act 1984, as issued by the Department of Trade and Industry on the advice of the Office of Telecommunications (OFTEL) in accordance with the provisions of the Telecommunications (Licensing) Regulations 1997
(SI 1997/2930), and the Licensing Directive 97/13/EC:


    - Viatel UK Limited has a fixed PTO license with code powers which authorizes the running of a telecommunications system, provision of a broad range of publicly available telecommunications services to customers within the UK and international facilities based services and international conveyance services to and from the UK. Viatel UK Limited also has an International Simple Voice Resale Registration which authorizes the provision of international simple voice resale services to customers in the UK. Viatel UK Limited has been granted rights to interconnect with British Telecommunications and to negotiate interconnection with other UK operators;



    - Destia Network Services Limited holds a fixed PTO license without code powers and an International Simple Voice Resale Registration. Destia Network Services Limited has been granted rights to interconnect with British Telecommunications and to negotiate interconnection with other UK operators;



    - Viatel Global Communications Limited (formerly New Comms.UK) holds a fixed PTO license with code powers. This subsidiary has been granted rights to interconnect with British Telecommunications and to negotiate interconnection with other UK operators.


    In the absence of any determination by the National Regulatory Authority, OFTEL, that the above named licensees have market power, there are few regulatory constraints on our UK commercial activities although we must respect UK and European Commission competition laws.

    Because British Telecommunications, the former United Kingdom monopolist, still controls over 80% of all access lines, we must compete primarily against British Telecommunications' retail prices. There is significant downward pressure on retail prices from other UK operators and service providers. Most of British Telecommunications' retail prices are price controlled by OFTEL, except its prices on multi-line businesses which are lightly regulated and open to competition. The current retail price cap, which covers the lowest 80% of customers by amount spent, most of whom are residential and small businesses, is due to be reviewed in July 2001. It is not yet clear whether it will be replaced by a further price cap, although it is likely that any future cap would only cover the lower spending residential customers, thus opening up to more competition, the higher spending market. British Telecommunications' prices may go up or down. British Telecommunications' residential line rental is not fully rebalanced, which means that retail call charges above cost subsidize retail line rental charges which are set below cost. British Telecommunications' business line rental is more or less fully rebalanced, i.e., call charges may more closely reflect call costs because line rental is fully paid for in the line rental retail charge.

    We must purchase certain interconnection services from British Telecommunications. Unlike the former incumbent in most other European Union member states, British Telecommunications sets its own interconnection charges according to a formula agreed with OFTEL. It has considerable freedom in the more competitive interconnection markets such as inter-tandem, or long distance, conveyance. Call origination and call termination are regulated more strictly. Both are of particular importance to us, because we currently use indirect access to access customers. OFTEL has announced a review of both in 2001. There are indications that charges for call origination will rise, thus reducing the revenues available to indirect access operators.

    Separately from its price control review, OFTEL is currently conducting a full review of the regulatory framework relating to national leased lines. OFTEL has announced an intention to complete the review and publish a statement by October 2000. OFTEL's proposals for regulation are likely to primarily affect British Telecommunications. However, operators such as us who may compete with British Telecommunications in the provision of leased line services and who use leased lines provided by other licensed operators may be affected if the prices that British Telecommunications charges are reduced by regulation.


    British Telecommunications has introduced an unmetered tariff for end user access to the Internet. This may have an impact on the terms on which we are able to provide our own Internet services. British Telecommunications is also producing a fixed rate Internet access call origination product in response to regulatory intervention. This is expected to facilitate our provision of unmetered Internet access.

    Provision of wireless local loop services for direct access to customers in the UK will depend, among other things, on the UK Radiocommunications Agency granting to us a license under the Wireless Telegraphy Acts which authorizes use of the radio spectrum. Radio spectrum is treated in the UK as a scarce resource for regulatory purposes. As a result, licensing of use of the radio spectrum is subject to the provisions of the Licensing Directive which require procedures to be proportionate, transparent and non-discriminatory. There is no guarantee that we or our subsidiaries would be granted such a license.


    An "interim" carrier pre-selection service is now in effect in respect of British Telecommunications' network based on the use of auto dialers. Carrier pre-selection was made available from the network of Kingston Communications Limited on January 1, 2000. This is expected to expand the market for indirect access operators. In addition, a condition has been inserted into the PTO License of British Telecommunications which sets out the requirements under which British Telecommunications must provide services necessary for local loop unbundling. OFTEL has recently issued a Determination, pursuant to which and subject to consultation, the condition came into force on August 8, 2000. In practice, it is therefore anticipated that orders for local loop unbundling may be placed with British Telecommunications in the United Kingdom beginning in September 2000. Furthermore, it is expected that local loop unbundling, as a commercial service, will be introduced by British Telecommunications in the United Kingdom by July 2001, access to which must be provided to competitors on a basis which is consistent with British Telecommunications' regulatory obligations. British Telecommunications is currently upgrading much of its network with asynchronous digital service line, or ADSL, technology, and we now have the right of access to British Telecommunications' ADSL based services. British Telecommunications' charges will affect the retail prices which we are able to charge our customers if we use its ADSL network. We are currently negotiating access to British Telecommunications' unbundled loops and to co-location space for siting our facilities within British Telecommunications exchanges. There is no guarantee that we will secure the space which we request and that we shall be able to offer high bandwidth services over unbundled local loops in geographic areas where we wish to.


    OTHER EUROPEAN MARKETS. Our ability to expand into other countries will be affected by the degree to which liberalization has been implemented in those countries. If, for strategic reasons, we decide to build out infrastructure in a particular market prior to full liberalization and liberalization is delayed or not fully implemented, we could sustain a loss on our infrastructure investment.

    UNITED STATES


    In the United States, our services are subject to the provisions of the Communications Act of 1934, as amended by the Telecommunications Act of 1996, the regulations of the FCC thereunder, as well as the applicable laws and regulations of the various states administered by the relevant public service commission. The recent trend in the United States for both federal and state regulation of telecommunications service providers has been in the direction of reduced regulation. Although this trend facilitates market entry and competition by multiple providers, it has also given AT&T, the largest international and domestic long distance carrier in the United States, increased pricing and market entry flexibility that has permitted it to compete more effectively with smaller carriers, such as us. In addition, the Telecommunications Act of 1996 has opened the United States market to increased competition from the regional Bell operating companies. We cannot be certain whether future regulatory, judicial and legislative changes in the United States will materially affect our business.



    The FCC currently regulates us as a non-dominant carrier with respect to both our international and domestic interstate long distance services. Although the FCC has generally chosen not to closely regulate the charges, practices or classifications of non-dominant carriers, it has broad authority, which includes the power to impose more stringent regulatory requirements on us, to change our regulatory classification, to impose monetary forfeiture, and to revoke our authority. In this increasingly deregulated environment, however, we believe that the FCC is unlikely to do so.

    In May 1994, the FCC authorized us pursuant to Section 214 of the Communications Act to resell public switched telecommunications services of other United States carriers. This authorization requires that services be provided in a manner that is consistent with the laws of countries in which we operate. Additionally, in September 1996 we received final approval for another
Section 214 authorization from the FCC to provide both facilities-based services and resale services (including both the resale of switched services and the resale of private lines for the provision of switched services) to all permissible international points. Through our acquisitions of Flat Rate Communications and Destia, we also have additional Section 214 licenses to provide global facilities-based and global resale services.



    FCC DOMESTIC INTERSTATE. We are considered a non-dominant domestic interstate carrier subject to minimal regulation by the FCC. We are not required to obtain FCC authority to provide domestic interstate telecommunications services, but we have been required to maintain, and do maintain, a domestic interstate tariff on file with the FCC. The FCC presumes the tariffs of non-dominant carriers to be lawful and thus does not carefully review such tariffs.



    In late 1996, the FCC ruled that non-dominant long distance carriers are no longer required or permitted to file tariffs for domestic interstate long distance services and imposed a requirement that such carriers publicly disclose their rates and the terms and conditions of such services. In August 1997, the FCC affirmed its decision to end tariff filing requirements for domestic interstate long distance services provided by non-dominant carriers and eliminated the requirement that such carriers disclose information on rates and terms of their products. These detariffing orders were stayed by the U.S. Court of Appeals for the District of Columbia Circuit. On March 31, 1999, the FCC reinstated the public disclosure requirements. On April 28, 2000, the U.S. Court of Appeals for the District of Columbia Circuit upheld the FCC's detariffing orders and, on May 1, 2000, lifted the stay. In response to those rulings, the FCC, on May 9, 2000, established a transition schedule for the detariffing of all non-dominant long distance services by January 31, 2001. During this transition period, carriers such as us may maintain or cancel their tariffs for domestic interexchange services and may file new and revised tariffs for mass market domestic long distance services. Such carriers, however, may not file new or revised domestic long distance service tariffs for contract tariff offerings and other long-term service arrangements, including arrangements that bundle domestic and international services, during the transition period. All non-dominant domestic interexchange service tariffs must be cancelled as of January 31, 2001.



    The Telecommunications Act of 1996 is intended to increase competition in the U.S. telecommunications markets. The Telecommunications Act of 1996 eliminated the prior restrictions on the provision of long distance services by the RBOCs. These provisions in the Telecommunications Act of 1996 permit an RBOC to provide "out-of-region" long distance services immediately, thereby leaving state regulatory approvals as the only remaining prerequisite for such market entry. These provisions also permit an RBOC to enter the "in-region" long distance market upon FCC approval if it satisfies procedural and substantive requirements, including a showing that facilities-based competition is present in its market, that it has entered into interconnection agreements which satisfy a 14-point "checklist" of competitive requirements (unless no competitive local carrier has requested such interconnection) and that its entry into the "in-region" long distance market is in the public interest. On December 22, 1999, Bell Atlantic was granted such approval to provide long distance service in New York, which was affirmed by the U.S. Court of Appeals for the District of Columbia Circuit on August 1, 2000. In addition, SBC was granted approval to provide long distance service in Texas on June 30, 2000.



    The Telecommunications Act of 1996 also addresses a wide range of other telecommunications issues that may potentially impact our operations. On
August 1, 1996, the FCC adopted its LOCAL COMPETITION ORDER implementing the requirements that incumbent local telephone companies, referred to as incumbent local exchange carriers, or ILECs, make available interconnection and unbundled network elements to new entrants into the local service market, and offer retail local services for resale at wholesale rates. On January 25, 1999, the U.S. Supreme Court upheld most of the challenged rules, finding that the FCC has significant jurisdiction to establish rules to promote competition for competitive local exchange services, but required the FCC to re-evaluate the standard it uses to determine which network elements the ILECs must unbundle. On November 5, 1999, the FCC released an order setting forth a revised standard and reaffirming that ILECs must provide access to six of the original seven network elements. The FCC also released a Fourth Further Notice of Proposed Rulemaking with the November 5 order examining the validity of long distance carriers converting the special access services they purchase from local exchange carriers to equivalent combinations of unbundled loop and transport elements of the local exchange network, thereby substituting the cheaper unbundled network elements made available under the LOCAL COMPETITION ORDER for the LECs' special access services. In a Supplemental Order released on November 24, 1999, which was extended and clarified by an order released on June 2, 2000, the FCC prohibited such substitutions by long distance carriers pending a final FCC decision on the issues raised in the Fourth Further Notice of Proposed Rulemaking.



    The FCC has also significantly revised the universal service subsidy regime. Beginning January 1, 1998, interstate carriers, such as us, as well as certain other entities, became obligated pursuant to the Telecommunications Act of 1996 to contribute to universal service funds based upon interstate and user revenues. These funds subsidize the provision of telecommunications services in high cost areas and to low-income customers, as well as the provision of telecommunications and certain other services to eligible schools, libraries and rural health care providers. Contribution factors (i.e., the percentage of interstate and user revenue that a carrier must contribute) vary quarterly and we and other carriers are billed monthly. Because the contribution factors do vary quarterly, the annual impact cannot be estimated at this time, although we do not expect it to be material. There can be no assurance as to how the orders will be ultimately implemented or enforced or what effect the orders will have on competition within the telecommunications industry or specifically on our competitive position. On July 30, 1999, the United States Court of Appeals for the Fifth Circuit released its decision reviewing the FCC's UNIVERSAL SERVICE ORDER. Although the Fifth Circuit upheld the basic tenets of the FCC's universal service program, its decision to reverse or remand certain aspects of the program could have a significant impact on carriers' universal service obligations. In particular, the Fifth Circuit found that the FCC does not have the authority to include intrastate revenues in the calculation of universal service contributions and reversed and remanded the FCC's decision to include, in all circumstances, the international revenues of interstate carriers in the universal service contribution base. On October 8, 1999, the FCC issued an order implementing the Fifth Circuit's decision. The contribution factor for the first quarter of 2000 was 5.877%, and the contribution factor for the second quarter of 2000 was 5.71%. The contribution factor for the third quarter of 2000 is 5.536%.



    Our costs of providing long distance services will also be affected by changes in the access charge rates imposed by all local exchange carriers, or LECs, for origination and termination of calls over local facilities. The FCC has significantly revised its access charge rules in recent years to permit ILECs greater pricing flexibility and relaxed regulation of new switched and special access services in those markets where there are other providers of access services. Pricing flexibility rules, adopted on August 5, 1999, granted certain LECs the ability to file access tariffs on a streamlined basis. The FCC has also restructured the charges certain LECs assess for switched access, moving from usage-sensitive to non-usage sensitive charges to recover certain costs. For example, the FCC created a new presubscribed interexchange carrier charge, or PICC, rate element. The PICC carrier is a flat-rate, per line charge that is recovered by certain LECs from long distance service providers. Effective July 1, 1999, the initial maximum permitted interstate PICC increased to $1.04 for primary residential lines and single-line business lines and $2.53 per month for second and additional residential lines. The initial maximum interstate PICC for multi-line businesses was $4.36 per month, per line.



    On May 31, 2000, the FCC released an order substantially adopting the "CALLS" Coalition access charge reform and universal service proposal, which eliminated the PICC for residential and single-line business subscriber lines and capped it at $4.31 per month for multi-line business lines. Under the CALLS order, the multi-line business PICC will decrease over time and will virtually disappear in several years. The CALLS order also greatly reduces usage-based access charges paid by long distance carriers.



    While we currently intend to pass through the costs of both the multi-line business PICC and our universal service fund contributions to our customers, there can be no assurance that we will be able to do so or that doing so will not result in a loss of customers. Additionally, we currently have agreements to terminate, originate or exchange traffic with a variety of carriers who, in turn, may be subject to similar agreements with LECs or other carriers. Any change in any of these agreements, whether by operation of law or otherwise, may affect our costs or could disrupt our ability to terminate, originate or exchange traffic and, therefore, have a material adverse effect on us.



    The Telecommunications Act of 1996 also requires each long distance carrier to compensate payphone owners when a payphone is used to originate most types of long distance calls carried by the long distance carrier. In orders issued in September and October of 1996, the FCC established a compensation scheme that required carriers to begin compensating payphone owners on a per-call basis beginning October 7, 1997 at a rate of $.35 per call. This rate was appealed to the U.S. Court of Appeals for the District of Columbia Circuit and reversed and remanded to the FCC twice for a revised rate calculation. In its most recent remand decision, on February 4, 1999 the FCC released an order which lowered the payphone compensation rate to $.240, effective April 21, 1999. For amounts already due, the FCC determined that the payphone owners should be compensated at a rate of $.238. This order was affirmed by the D.C. Circuit on June 16, 2000. Additionally, a coalition comprised of RBOCs, SNET and GTE has filed a Petition for Clarification with the FCC, seeking clarification as to which long distance carriers are responsible for payment of per-call compensation and urging that the obligation be placed on the entity identified by the Carrier Identification Code used to route the call from the local exchange network. As a result of many factors, including a complex and shifting regulatory scheme, many long distance carriers have been the subject of compensation claims by payphone service providers. In August 1999, Destia settled a lawsuit filed by payphone service providers alleging that Destia owed such payphone service providers compensation for completed access code and toll free calls that have been made since October 9, 1997 using the plaintiffs' payphones and carried over Destia's network.



    The FCC also imposes requirements for the marketing of telephone services and for obtaining customer authorization for changes in a customer's primary long distance carriers. The FCC has recently imposed severe penalties on a number of carriers for "slamming." Under an order recently issued by the FCC, carriers such as us are required to take certain additional steps to prevent slamming. The FCC is continuing to reexamine its slamming rules.


    STATES. Many states also impose various reporting and other requirements. A number of state public service commissions have adopted rules governing the marketing of telephone services and obtaining customer authorizations for changes of a customers' primary long distance carrier. State public service commissions also regulate access charges and other pricing for telecommunications services within each state. We may also be required to contribute to universal service funds in some states. State public service commissions generally retain the right to sanction a carrier or to condition, modify, cancel, terminate or revoke authorization to provide telecommunications services within the state for failure to comply with state law and/or rules, regulations and policies of the state regulatory authorities.


    REGULATION OF THE INTERNET. The use of the Internet to provide telephone service is a recent development. Currently, the FCC is considering whether or not to impose surcharges or additional regulations upon certain providers of Internet telephony. In an April 1998 report to Congress, the FCC indicated that it would examine the question of whether certain forms of "phone-to-phone" Internet protocol telephony are information services or telecommunications services. It noted that certain forms of phone-to-phone Internet telephony appeared to have the same functionality as non-Internet protocol telecommunications services and lacked the characteristics that would render them information services. On
April 5, 1999, US West filed a petition with the FCC asking the FCC to find that Internet telephony services are telecommunications services, not enhanced services or information services, and therefore should be subject to access charge and universal service obligations. The FCC has never released a public notice requesting comments on US West's petition and at this point is not likely to do so. On April 7, 1999, US West filed complaints with the Colorado and Nebraska Commissions based on the same principle. The Colorado case was settled, and no significant action has been taken on the Nebraska case. The FCC has recently initiated a public inquiry on the separate subject of access to Internet telephony by the disabled, which indirectly raises the telecommunications/information service issue. We cannot predict whether, or how, the FCC or state public service commissions will rule on this issue. If the FCC or state public service commissions were to determine that Internet telephony services are subject to FCC regulations as telecommunications services, Internet telephony service providers could be required to make universal service contributions, pay access charges or be subject to traditional common carrier regulation. State public service commissions may also retain jurisdiction to regulate the provision of intrastate Internet telephony services and could initiate proceedings to do so.


    PATENT RIGHTS RELATING TO PREPAID SERVICES. Various parties have claimed that certain prepaid card providers are infringing upon patent rights held by these parties relating to the provision of prepaid card services. We do not expect that our prepaid card services will be found to infringe upon any third-party patent rights, although there can be no assurance that we would prevail if a claim were asserted by a third party. If we were unable to provide our prepaid card services in the manner in which they currently are provided, it could have a material adverse effect on our business and the price of our common stock.

EMPLOYEES

    As of December 31, 1999, we had 1,760 full-time employees, approximately 780 of whom were engaged in sales, marketing and customer service. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relationship with our employees is generally good.

PROPERTIES

    Our tangible assets include a substantial investment in telecommunications equipment. Our network and its component assets are the principal properties we own. We own a significant portion of the telecommunications equipment required for our business. Our network includes installed fiber optic cable consisting of lighted (used) and dark (not used) fibers, which is either owned or leased and is laid pursuant to various rights-of-way. Other fixed assets are located at various locations in our service areas.

    We currently occupy five sites in New York City, one of which serves as our principal executive office, and one of which serves as one of our international gateway switching centers. We also lease space in Somerset, New Jersey, which serves as our U.S. Network Operations Center; Egham, England, which serves as our European Network Operations Center; Brooklyn, New York, which serves as a research center; Omaha, Nebraska, where our billing and operations center is currently located; and St. Louis, Missouri, the former network operations center for Destia. Our facilities in Omaha and St. Louis are being consolidated into a new facility being constructed in College Station, Texas. In addition, we also lease space at two locations in London, England, which serve as our European headquarters. We lease locations pursuant to the terms of the respective leases which expire at different times beginning in May 2004.

    We have leased sales offices in several U.S. cities and leased European sales offices in the following locations: London, England; Paris, Lyon, Marseilles, Nantes, Nice and Toulouse, France; Brussels and Antwerp, Belgium; Amsterdam, The Netherlands; Frankfurt, Berlin, Munich, Hamburg and Dusseldorf, Germany; Milan and Rome, Italy; Athens, Greece; Vienna, Austria; Zurich, Switzerland; and Barcelona and Madrid, Spain.


    We also maintain switching and transmission sites in several U.S. cities and numerous countries throughout Europe. In general, these locations are leased for a minimum term of 20 years, including renewal options. We attempt to structure our leases of space for our network switching centers and rights-of-way for our fiber optic networks with initial terms and renewal options so that the risk of relocation is minimized. We anticipate that prior to termination of any of the leases, we will be able to renew such leases or make other suitable arrangements.

LEGAL PROCEEDINGS

    We are involved from time to time in litigation that arises in the ordinary course of our business. We believe that any potential adverse determination in any pending action will not have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to our directors and executive officers as of June 30, 2000.


NAME                                            AGE                        POSITION
----                                        -----------   ------------------------------------------
Michael J. Mahoney(1)(2)..................           41   Chairman of the Board and Chief Executive
                                                            Officer
Alfred West...............................           39   Vice Chairman of the Board
William C. Murphy.........................           45   President and Director
Allan L. Shaw(1)..........................           36   Chief Financial Officer and Director
Sheldon M. Goldman........................           40   Executive Vice President, Corporate
                                                          Development and Director
Francis J. Mount..........................           58   Chief Technology Officer and Director
Lawrence G. Malone........................           48   Executive Vice President, Wholesale Sales
                                                          and Marketing
Abe Grohman...............................           40   Chief Information Officer
James P. Prenetta.........................           37   Senior Vice President and General Counsel
Glenn Davidson............................           46   Senior Vice President, Corporate
                                                          Communications and External Affairs
Ellen Rudin...............................           37   Senior Vice President, Global Real Estate
                                                            Acquisition and Administration
Julie Partridge...........................           36   Senior Vice President, Human Resources
Wayne Myers...............................           47   President, European Operations
Jan Sarro.................................           46   Acting President, North American
                                                          Operations
John G. Graham(1)(2)(3)...................           61   Director
Paul G. Pizzani(1)(2)(3)..................           40   Director
Edward C. Schmults........................           69   Director
John R. Muse..............................           49   Director


------------------------

(1) Member of the Directors Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

    MICHAEL J. MAHONEY. Mr. Mahoney has served as Chairman of the Board of Viatel since September 1998 and as its Chief Executive Officer since
September 1997. Mr. Mahoney has been a director of Viatel since 1995. Mr. Mahoney was also Viatel's President from September 1996 to February 2000, Chief Operating Officer from September 1996 to September 1997, Executive Vice President, Operations and Technology of Viatel from July 1994 to September 1996 and Managing Director, Intercontinental of Viatel from January 1996 to September 1996. From August 1990 to June 1994, Mr. Mahoney was employed by SITEL Corporation, a teleservices company, most recently as President, Information Services Group. From August 1987 to August 1990, Mr. Mahoney was employed by URIX Corporation, a manufacturer of telecommunications hardware and software, in a variety of sales and marketing positions.

    ALFRED WEST. Mr. West has served as Vice Chairman of the Board of Viatel since December 1999. Prior to Viatel's acquisition of Destia in December 1999, Mr. West served as Destia's Chairman of the Board and Chief Executive Officer from its founding in 1992. Prior to founding Destia, Mr. West managed a family-owned textile trading company.

    WILLIAM C. MURPHY. Mr. Murphy has served as President of Viatel since February 2000 and as a Director of Viatel since March 2000. From 1988 to January 2000, Mr. Murphy was employed by British Telecom, most recently as its Director of Customer Service, Sales and Marketing, United Kingdom Corporate Clients Business Division. Before joining British Telecom, Mr. Murphy worked for ITT WorldCom for eight years.

    ALLAN L. SHAW. Mr. Shaw has served as Chief Financial Officer of Viatel since January 1996 and as a director of Viatel since June 1996. Mr. Shaw was Senior Vice President of Viatel from December 1997 to January 2000, Vice President, Finance of Viatel from January 1996 to December 1997 and Treasurer of Viatel from September 1996 to April 1998. Prior to becoming Vice President, Finance and Chief Financial Officer, Mr. Shaw served as Corporate Controller from November 1994 to December 1995. From August 1987 to November 1994,
Mr. Shaw was employed by Deloitte & Touche LLP, most recently as a Manager.
Mr. Shaw is a Certified Public Accountant and a member of the American Institute, United Kingdom Society and New York State Society of Certified Public Accountants.


    SHELDON M. GOLDMAN. Mr. Goldman has served as a director of Viatel since December 1999, and as its Executive Vice President, Corporate Development, since January 2000. Prior to becoming Executive Vice President, Corporate Development, Mr. Goldman served Viatel in a number of capacities, including as its General Counsel. Mr. Goldman joined Viatel in April 1996. From January 1987 to March 1996, Mr. Goldman was associated with the law firm of Wien, Malkin & Bettex. Since March 1996, Mr. Goldman has been Of Counsel to the law firm of Brief Kesselman Knapp & Schulman, LLP.


    FRANCIS J. MOUNT. Mr. Mount has served as Chief Technology Officer of Viatel since March 2000 and as a director of Viatel since June 1998. Prior to becoming Chief Technology Officer of Viatel, Mr. Mount served as Senior Vice President, Engineering and Network Operations from December 1997 to March 2000. From December 1997 to December 1999, Mr. Mount served as Viatel's Senior Vice President, Engineering and Network Operations. Prior to joining Viatel,
Mr. Mount was Senior Vice President, Business Initiatives of Primus Telecommunications Group from October 1997 to December 1997, responsible for Internet telephony, European operations and network quality. From June 1997 to October 1997, Mr. Mount was Executive Vice President and Chief Operating Officer of Telepassport, Inc. and was Vice President and Chief Operating Officer of Telepassport, Inc. from January 1996 to June 1997. From 1990 to January 1996, Mr. Mount was employed by MCI, most recently as Director, Global Technical Services, responsible for international development, alliance management and all technical operations and services outside the United States, including the construction and maintenance of large networks such as Hyperstream, "Concert" and private networks for large accounts such as J.P. Morgan, Procter and Gamble and I.B.M. From March 1967 to December 1989, Mr. Mount was employed by AT&T in various positions.

    LAWRENCE G. MALONE. Mr. Malone has served as Executive Vice President, Wholesale Sales and Marketing since March 2000. Prior to becoming Executive Vice President, Wholesale Sales and Marketing, Mr. Malone served as Senior Vice President, Global Sales and Marketing of Viatel from May 1997 to March 2000, as Vice President and Managing Director, Intercontinental of Viatel from
September 1996 to May 1997 and as its Vice President of Sales for Carriers/Wholesale from January 1995 to September 1996. From December 1993 to December 1994, Mr. Malone was employed by Frame Relay Technologies, a communications equipment manufacturer, as Director of Sales. From December 1987 to November 1993, Mr. Malone was employed by Republic Telcom Systems, a voice/ data networking company, where he most recently served as Vice President of Sales and Marketing.

    ABE GROHMAN. Mr. Grohman has served as Chief Information Officer of Viatel since March 2000. Prior to Viatel's acquisition of Destia, Mr. Grohman served as Destia's Chief Information Officer from October 1997 to December 1999. From September 1994 to September 1997, Mr. Grohman was the

Director of Management Information Systems for LDM Systems Inc., a switchless reseller. From May 1986 to September 1994, Mr. Grohman was President of DBA Consulting, an independent data processing consulting company.


    JAMES P. PRENETTA. Mr. Prenetta has served as Senior Vice President and General Counsel of Viatel since March 2000. Prior to becoming Senior Vice President and General Counsel, Mr. Prenetta served as Vice President and General Counsel of Viatel from August 1999 to March 2000. Mr. Prenetta has also served as Secretary since December 1999. Prior to joining Viatel, Mr. Prenetta was a partner at the law firm of Kelley Drye & Warren LLP from March 1998 to August 1999, where he specialized in a variety of areas of corporate representation, including securities, venture capital, finance and mergers and acquisitions. Prior to becoming a partner at Kelley Drye & Warren LLP, Mr. Prenetta was an associate at that firm from November 1995 to March 1998. From September 1987 to November 1995, Mr. Prenetta was an associate at the law firm of Mudge Rose Guthrie Alexander & Ferdon. Since August 1999, Mr. Prenetta has been Of Counsel to the law firm of Kelley Drye & Warren LLP.


    GLENN K. DAVIDSON. Mr. Davidson has served as Senior Vice President, Corporate Communications & External Affairs since March 2000. Prior to becoming Senior Vice President, Corporate Communications & External Affairs,
Mr. Davidson served as Vice President, Corporate Communications & External Affairs from August 1998 to March 2000. Prior to joining Viatel, Mr. Davidson was employed by the Computer & Communications Industry Association as Executive Vice President, Chief Operating Officer and Corporate Secretary from
September 1995 to July 1998. From November 1994 to September 1995, Mr. Davidson was an independent consultant. From May 1994 to November 1994, Mr. Davidson was the Campaign Manager for Douglas Wilder's bid for election to the United States Senate. From August 1991 to January 1994, Mr. Davidson was employed by the Office of Governor, Commonwealth of Virginia, most recently as Chief of Staff. From January 1990 to August 1991, Mr. Davidson was the Director of the Virginia Liaison Office, Commonwealth of Virginia. From 1985 to 1990, Mr. Davidson was employed by Computer & Communications Industry Association in various capacities, most recently as Vice President and Chief of Staff.

    ELLEN S. RUDIN. Ms. Rudin has served as Senior Vice President, Global Real Estate Acquisition and Administration since March 2000. Prior to becoming Senior Vice President, Ms. Rudin served as Vice President and Deputy General Counsel of Viatel from September 1998 to March 2000 and as Assistant Secretary from September 1997 to March 2000. Prior to becoming Vice President and Deputy General Counsel, Ms. Rudin served as Assistant General Counsel from October 1997 to September 1998, as Counsel from March 1997 to October 1997 and as a staff attorney from August 1996 to March 1997. From September 1987 to August 1996,
Ms. Rudin was associated with the law firm of Wien, Malkin & Bettex.


    JULIE PARTRIDGE. Ms. Partridge has served as Senior Vice President, Human Resources of Viatel since March 2000. Prior to Viatel's acquisition of Comms UK on February 29, 2000, Ms. Partridge served as Human Resources Director of
Comms UK from November 1998 to March 2000. Prior to becoming Human Resources Director of Comms UK, Ms. Partridge served as Human Resources Manager for Business Communications Services--Europe for AT&T Business Communications Services--Europe from January 1994 to October 1998. Ms. Partridge is a corporate member of Institute of Personnel and Development (IPD).


    WAYNE MYERS. Mr. Myers has served as President, European Operations of Viatel since March 2000. Prior to becoming President, European Operations,
Mr. Myers served as Vice President, European Sales of Viatel from January 1999 to March 2000 and as General Manager, European Sales of Viatel from July 1997 to January 1999. From February 1996 to June 1997, Mr. Myers was Channel Sales Director of PSI Net. From November 1994 to February 1996, Mr. Myers was a Sales Director for LDDS/WorldCom. From June 1993 to November 1994, Mr. Myers was President of the Gold Club, a direct mail Company. From February 1988 to June 1993, Mr. Myers was employed by Cable & Wireless Communications, Inc. in various capacities, most recently as a National Account Director.

    JAN S. SARRO. Ms. Sarro has served as Acting President, North American Operations since March 2000. From January 1999 to March 2000, Ms. Sarro served as Viatel's Vice President, Carrier Sales. Prior to becoming Vice President, Carrier Sales, Ms. Sarro served as Viatel's General Manager, Carrier Sales from January 1998 to January 1999. Prior to joining Viatel, Ms. Sarro was a Vice President of Primus Telecommunications Group from October 1997 to December 1997. From September 1995 to October 1997, Ms. Sarro was a Vice President, Sales and Marketing of Telepassport, Inc. From 1987 to August 1995, Ms. Sarro served in various positions at a predecessor of WorldCom, most recently as Vice President of Product Development and Carrier Sales. From 1983 until 1987, Ms. Sarro was Director of Sales Administration and Customer Service for Argo Communications.

    JOHN G. GRAHAM.  Mr. Graham has served as a director of Viatel since
June 1998. Mr. Graham has been the President and Chief Operating Officer of Utilities Mutual Insurance Company since May 1, 1999, a position he assumed following his retirement from GPU Service, Inc. From December 1998 to May 1999, Mr. Graham was an Executive Vice President of GPU Service, Inc. and from 1987 to December 1998, was Senior Vice President and Chief Financial Officer of
GPU, Inc., a domestic and international electric utility and independent power generation company. Mr Graham was employed by GPU in various other capacities from 1976 to 1987. From 1970 to 1976, Mr. Graham was a Partner in the law firm of Ruprecht and Graham, Newark, New Jersey. From 1993 to 1997, Mr. Graham served as a Director and Chairman of the Audit Committee of Edisto Resources, Inc., which was engaged in the exploration, production and marketing of natural gas and oil.

    PAUL G. PIZZANI. Mr. Pizzani has served as a director of Viatel since April 1996. Mr. Pizzani is currently a partner at eVentures LLC. From November 1997 to March 1999, Mr. Pizzani served as a Managing Director of Wasserstein Perella Emerging Markets L.P. where he had been employed since November 1997. Prior to November 1997, Mr. Pizzani was associated with COMSAT Corporation and its subsidiaries in various capacities from November 1985 to October 1997, most recently as Treasurer.

    EDWARD C. SCHMULTS. Mr. Schmults has served as a director of Viatel since December 1999 and was a director of Destia prior to its acquisition by Viatel. Mr. Schmults served as Senior Vice President and General Counsel of GTE Corporation from February 1984 to June 1994. Mr. Schmults has held various positions in government, including Deputy Attorney General of the United States and Under Secretary of the U.S. Treasury Department. Mr. Schmults was a partner with White & Case, a law firm in New York City. Mr. Schmults is a Director of Greenpoint Financial Corp., The Germany Fund, The Central European Equity Fund and BT Insurance Funds, Inc. Mr. Schmults is also Chairman of the Board of Trustees of The Edna McConnell Clark Foundation, a charitable foundation.


    JOHN R. MUSE. Mr. Muse has served as a Director of Viatel since March 2000. Mr. Muse is the Chief Operating Officer of Hicks, Muse, Tate & Furst, a private investment firm. Before joining Hicks Muse in 1989, Mr. Muse was with Prudential Securities, heading its investment/merchant banking activities for the Southwest region of the United States. Prior to joining Prudential Securities, from 1980 to 1984, Mr. Muse served as a Senior Vice President and Director of Schneider, Bemet & Hickman, Inc. and was responsible for its investment banking activities. Mr. Muse is Chairman of Sunrise Television Corp., Arena Brands Holding Corp., Glass's Information Services, G.H. Mumm & Cie, and Champagne Perrier-Jouet.
Mr. Muse serves as director of several portfolio companies in which Hicks Muse has invested, including International Home Foods, Regal Cinemas Inc., Suiza Foods Corporation, Olympus Real Estate 4 Corporation, LIN Television Corporation, Arnold Palmer Golf Management Co., Premier Brands International and Media Capital. Mr. Muse also serves as a director of the Southern Methodist University Edwin L. Cox School of Business and the Andersen School of Management at the University of California at Los Angeles.

BOARD OF DIRECTORS


    Our board of directors currently is comprised of ten directorships. The board consists of three classes: Class A, Class B and Class C. One of the three classes, comprising approximately one-third of the directors, is elected each year to succeed the directors whose terms are expiring. Class C directors were elected at our 1999 annual meeting of stockholders, Class A directors will be elected at our annual meeting of stockholders in September 2000 and Class B directors will be elected at our annual meeting to be held in the year 2001. In connection with our March 2000 $325 million private placement of shares of preferred stock, certain holders of such shares were granted the right to elect, as a class, one director to our board. This director, John Muse, has been elected as a Class C director. Directors hold office until the annual meeting for the year in which their terms expire and until their successors are elected and qualified unless, prior to that date, they have resigned, retired or otherwise left office.



    Our board has established three committees, a Compensation Committee, an Audit Committee and a Directors Committee. The current members of the Compensation Committee are Messrs. Mahoney, Graham and Pizzani; the current members of the Audit Committee are Messrs. Graham and Pizzani; and the current members of the Directors Committee are Messrs. Mahoney, Shaw, Graham and Pizzani. The Compensation Committee reviews general policy matters relating to compensation and benefits of our employees and officers and administers our stock incentive plans. The Audit Committee's primary duties and responsibilities are to (i) monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; (ii) monitor the independence and performance of the Company's independent auditors and internal auditing department, if any; and
(iii) provide an avenue of communications among the independent auditors, management, the internal auditing department, if any, and the Board. The Audit Committee also recommends to the board the firm of independent public accountants to audit our financial statements, reviews with management and the independent accountants our interim and year-end operating results, considers the adequacy of our internal controls and audit procedures and reviews the nonaudit services to be performed by the independent accountants. The Directors Committee searches for and interviews prospective directors, makes recommendations to the our board regarding the size of the board and candidates to fill vacancies on the board, including vacancies created by reason of an increase in the size of the board and nominates candidates for election to the board.



    We pay an annual fee to non-employee directors consisting of $15,000 in cash, paid in quarterly installments, $15,000 in shares of restricted stock, and 1,000 options to purchase shares of common stock. In addition, non-employee directors also receive $1,200 for each board meeting attended and held separately and $600 for each board meeting or committee meeting participated in by telephone. Directors who are also our employees are not separately compensated for serving on our board. All directors are reimbursed for out-of-pocket expenses incurred in attending board meetings and committee meetings.

                           SUMMARY COMPENSATION TABLE

    The following table sets forth information concerning compensation for services in all capacities awarded to, earned by, or paid to our chief executive officer during 1999, and our other four most highly compensated executive officers during 1999 whose aggregate cash and cash equivalent compensation exceeded $100,000.

                                                 ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                        --------------------------------------   -------------------------
                                                                     OTHER
                                                                     ANNUAL       RESTRICTED    SECURITIES          ALL
                                                                  COMPENSATION      STOCK       UNDERLYING         OTHER
NAME AND PRINCIPAL POSITION    YEAR     SALARY($)   BONUS($)(1)      ($)(2)      AWARDS($)(3)   OPTIONS(#)    COMPENSATION(4)
---------------------------  --------   ---------   -----------   ------------   ------------   ----------   -----------------
Michael J. Mahoney,......      1999     $367,833      $425,000         (2)        $2,351,939      90,474     $          10,000
  President and Chief          1998      289,583       260,000          --                --     360,771                10,000
  Executive Officer            1997      212,500       125,000          --                --          --                 9,500

Allan L. Shaw,...........      1999      231,750       252,000         (2)           864,596      42,642                10,000
  Senior Vice President,       1998      172,917       107,500          --                --     195,019                10,000
  Finance and Chief            1997      140,000        60,000          --                --      60,666                 8,400
  Financial Officer

Lawrence G. Malone,......      1999      232,850       245,000         (2)           864,596      42,642                10,000
  Senior Vice President,       1998      155,833       110,000          --                --     138,140                 9,350
  Global Sales and Mar-        1997      141,750        35,588          --                --      73,533                 8,505
  keting

Sheldon M. Goldman,......      1999      238,325       257,200         (2)           864,596      42,642                10,000
  Senior Vice President,       1998      182,917       112,000          --                --     162,500                10,000
  Business and Legal           1997      143,750        60,000          --                --      40,200                 9,000
  Affairs

Francis J. Mount(5),.....      1999      228,417       250,000         (2)           864,596      42,642                10,000
  Senior Vice President,       1998      175,000       107,500          --                --     122,500                10,000
  Engineering and Network
  Operations

------------------------

(1) Includes the following amounts for Messrs. Mahoney, Shaw, Malone, Goldman and Mount taken in the form of shares of restricted common stock, $39,000, $55,200, $43,720, $51,440 and $50,000, respectively.

(2) The aggregate value of the perquisites and other personal benefits received by each named executive has not been reported because such amount was below the SEC's required reporting threshold.

(3) Calculated based on a value of $53.625, the fair market value of our common stock on December 31, 1999. The stock performance criteria associated with these shares of restricted stock vested on March 29, 2000 when our common stock traded at or above $60 per share for a twenty (20) consecutive business day period. These shares remain subject to a minimum two year employment requirement but would vest upon a change of control or a termination of the named executive without cause.

(4) Represents matching contributions under our 401(k) plan.

(5) Mr. Mount began his employment with us in December 1997.

STOCK OPTION GRANTS

    The following table sets forth information regarding grants of options to purchase common stock made by us during the fiscal year ended December 31, 1999 to each of the executives named in the summary compensation table. No stock appreciation rights were granted during 1999.

                             OPTION GRANTS IN 1999

                                                  INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE VALUE
                             -----------------------------------------------------------       AT ASSUMED ANNUAL
                              NUMBER OF         PERCENT OF                                    RATES OF STOCK PRICE
                             SECURITIES        TOTAL OPTIONS                                    APPRECIATION FOR
                             UNDERLYING         GRANTED TO       EXERCISE                       OPTION TERM (3)
                               OPTIONS         EMPLOYEES IN       PRICE       EXPIRATION   --------------------------
NAME                         GRANTED (#)         1999 (1)      ($/SHARE)(2)      DATE         (5%)           (10%)
----                         -----------       -------------   ------------   ----------   -----------    -----------
Michael J. Mahoney.........   52,278(4)(5)          6.2%         $ 22.875      01/01/09    $  752,071     $1,905,899
                              38,196(4)(6)          4.6            43.00       06/01/09     1,032,820      2,617,572

Allan L. Shaw..............   38,519(4)(5)          4.6            22.875      01/01/09       554,137      1,392,511
                               4,123(4)(6)          0.5            43.00       06/01/09       111,486        287,549

Lawrence G. Malone.........   38,519(4)(5)          4.6            22.875      01/01/09       554,139      1,392,511
                               4,123(4)(6)          0.5            43.00       06/01/09       111,436        284,549

Sheldon M. Goldman.........   38,519(4)(5)          4.6            22.875      01/01/09       554,174      1,392,511
                               4,123(4)(6)          0.5            43.00       06/01/09       111,486        289,549

Francis J. Mount...........   38,519(4)(5)          4.6            22.875      01/01/09       554,139      1,392,511
                               4,123(4)(6)          0.5            43.00       06/01/09       111,486        289,549

------------------------

(1) We granted options to purchase a total of 837,709 shares of our common stock during 1999.

(2) The exercise price was equal to the fair market value of the shares of common stock underlying the options on the grant date.

(3) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the common stock over the term of the options. These assumptions are based on rules promulgated by the SEC and do not reflect our estimate of future stock price appreciation. Actual gains, if any, on the stock option exercises and common stock holdings are dependent on the timing of such exercise and the future performance of the common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.

(4) Options granted to the executives named in the summary compensation table vest upon a change in control. See "--Employment Agreements."

(5) Options to purchase shares of our common stock vested and became exercisable as to 33.34% of these options on January 1, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.

(6) Options to purchase shares of our common stock will vest and become exercisable as to 33.34% of these options on June 1, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.

YEAR-END OPTION VALUES

    The following table sets forth information regarding the number and year-end value of unexercised options held at December 31, 1999 by each of the executives named in the summary compensation table. No stock appreciation rights were exercised by these executives during fiscal 1999.

                       FISCAL 1999 YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                            SHARES                          UNDERLYING UNEXERCISED            "IN-THE-MONEY"
                           ACQUIRED                            OPTIONS AT FISCAL             OPTIONS AT FISCAL
                              ON           VALUE                 YEAR-END (#)                  YEAR-END ($)
NAME                     EXERCISE (#)   REALIZED ($)       EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE (1)
----                     ------------   ------------       -------------------------   -----------------------------
Michael J. Mahoney.....         --               --              308,089/368,470          $15,436,113/$14,654,551
Allan L. Shaw..........     20,000       $852,500(2)             131,127/197,866              6,030,293/8,410,111
                             6,000        276,750(5)
Lawrence G. Malone.....     20,000        835,500(2)             113,409/164,239              5,257,128/6,869,187
Sheldon M. Goldman.....     19,999        757,962(3)              75,976/169,367              3,505,237/7,165,441
Francis J. Mount.......     13,333        593,319(4)              15,590/126,558                714,530/5,208,790
                             3,667        161,348(4)
                             6,000        276,750(5)

------------------------

(1) Options are "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $53.625 per share, the fair market value of our common stock issuable upon exercise of options at December 31, 1999 and the exercise price of the option, multiplied by the applicable number of options.

(2) The amount set forth represents the difference between $47.625 per share, the fair market value of our common stock issuable upon exercise of these options at June 23, 1999, and the exercise price of the option, multiplied by the applicable number of options.

(3) The amounts set forth represent the difference between $43.750 per share, the fair market value of our common stock issuable upon exercise of these options at June 22, 1999, and the exercise price of the option, multiplied by the applicable number of options.

(4) The amounts set forth represent the difference between $49.50 per share, the fair market value of our common stock issuable upon exercise of these options at June 7, 1999, and the exercise price of the option, multiplied by the applicable number of options.

(5) The amount set forth represents the difference between $51.625 per share, the fair market value of our common stock issuable upon exercise of these options at June 24, 1999, and the exercise price of the option, multiplied by the applicable number of options.

EMPLOYMENT AGREEMENTS

    We have new employment agreements with Messrs. Mahoney, Shaw and Goldman, pursuant to which Mr. Mahoney serves as our Chief Executive Officer, Mr. Shaw serves as our Chief Financial Officer and Mr. Goldman serves as our Executive Vice President, Corporate Development. In addition, we have employment agreements with Alfred West, William Murphy, Lawrence Malone and Francis Mount, pursuant to which Mr. West serves as Vice Chairman of our board, Mr. Murphy serves as President, Mr. Malone serves as Executive Vice President, Wholesale Sales and Marketing and Mr. Mount serves as our Chief Technology Officer. The term of the Mahoney employment agreement extends for a period of three years, and the term of the employment agreement of each of Messrs. Shaw, Goldman, West, Murphy, Malone and Mount extends for a period of two years, in each case unless earlier terminated in accordance with the terms of the respective agreement. Pursuant to the respective employment agreements, Mr. Mahoney is entitled to receive an annual base salary of $450,000 (subject to adjustments), Mr. West is entitled to receive an annual base salary of $400,000, Mr. Murphy is entitled to receive an annual base salary of $395,000, Mr. Shaw is entitled to receive an annual base salary of $299,000, Mr. Goldman is entitled to receive an annual base salary of $304,200 and Messrs. Malone and Mount are each entitled to receive an annual base salary of $250,000, subject, in each case, to increases approved from time to time by the compensation committee of our board in its sole discretion. In addition, Mr. Mahoney's employment agreement provides for an annual cash bonus payment equal to 100% of his base salary, Mr. West's employment agreement provides for an annual cash bonus payment equal to 90% of his base salary, Mr. Murphy's agreement provides for an annual cash bonus payment equal to 85% of his base salary and each of Messrs. Shaw's, Goldman's, Mount's and Malone's employment agreements provides for an annual cash bonus payment equal to 80% of their respective base salaries, in each case multiplied by a bonus multiple ranging from 0.6 to 2.0 determined based upon a comparison of actual versus budgeted EBITDA and revenue figures. Each of these employment agreements also
(1) provides that the executive is entitled to receive annual grants of stock options or restricted stock in amounts to be determined by the our board (or any committee thereof) in its sole and absolute discretion, except that Mr. West is entitled to receive a minimum of 20,000 shares of restricted stock with respect to each of calendar years 2000 and 2001, (2) provides that following a change in control (defined therein), we will be obligated to pay the executive an amount equal to the severance amount (defined therein), together, in the case of Messrs. Mahoney, Murphy, Shaw, Goldman, Mount and Malone, any applicable excise tax gross up on such amount, if the executive's employment is terminated, and
(3) with respect to each executive, includes a non-competition covenant and contains a prohibition on the solicitation of our employees.

    For purposes of each of the foregoing employment agreements, "change in control" is defined to mean such time as (1) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act, becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 of the Securities Exchange Act) of more than 50% of the total voting power of our then outstanding voting stock on a fully diluted basis or (2) individuals who at the beginning of any period of two consecutive calendar years constituted our board (together with any new directors whose election by our board or whose nomination for election by our stockholders was approved by a vote of at least two-thirds of the members of the Viatel board then still in office who either were members of our board at the beginning of this period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of our board then in office.

STOCK INCENTIVE PLANS


    We have adopted an Amended Stock Incentive Plan, or the Stock Incentive Plan, the Amended and Restated 1999 Flexible Incentive Plan, or the 1999 Flexible Incentive Plan (previously a Destia plan), and the Amended and Restated 1996 Flexible Incentive Plan (previously a Destia plan), or the 1996 Flexible Incentive Plan, and collectively with the Stock Incentive Plan and the 1999 Flexible Incentive Plan, the Plans. Pursuant to the Plans, "non-qualified" stock options to acquire shares of common stock may be granted to our employees, directors and consultants and "incentive" stock options to acquire shares of common stock may be granted to our employees, including employee-directors. The Plans also provide for the grant of stock appreciation rights and shares of restricted common stock to our employees, directors and consultants.


    The Plans are currently administered by the compensation committee of our board. The Stock Incentive Plan allows for the issuance of up to a maximum of 5,300,000 shares of common stock. The 1999 Flexible Incentive Plan allows for the issuance of up to a maximum of 2,670,000 shares of common stock, provided, however, that no individual may receive awards of more than 445,000 shares of common stock in any calendar year. The 1996 Flexible Incentive Plan allows for the issuance of up to a maximum of 2,447,500 shares of common stock, of which 2,336,250 shares may be in the form of voting stock and 111,250 shares may be in the form of non-voting stock. As a result of our acquisition of Destia, virtually all options granted by Destia prior to the merger vested and became exercisable. Any options granted under the 1999 Flexible Incentive Plan and the 1996 Flexible Incentive Plan after our acquistion of Destia will be subject to accelerated vesting only as described below. Under the Plans, the option price of any incentive stock option may not be less than the fair market value of a share of common stock on the date on which the option is granted. The option price of a non-qualified stock option may be less than the fair market value on the date the non-qualified stock option is granted if our board so determines. An incentive stock option may not be granted to a "ten percent stockholder" (as that term is defined in Section 422A of the Internal Revenue Code of 1986) unless the exercise price is at least 110.0% of the fair market value of the common stock and the term of the option may not exceed five years from the date of grant. Each option granted pursuant to the Plans is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

    For options to qualify as incentive stock options, the aggregate fair market value, determined on the date of grant, of the shares with respect to which the incentive stock options are exercisable for the first time by the grantee during any calendar year may not exceed $100,000. Payment by option holders upon exercise of an option may be made in cash or, with the consent of our board, in whole or in part,

    -  with shares of common stock,

    - by irrevocable direction to an approved securities broker to sell shares and deliver all or a portion of the proceeds to us,

    - by delivery of a promissory note with any provisions that our board determines appropriate, or

    -  in any combination of these three possibilities.

    In addition, our board, in its sole discretion, may authorize the surrender by an optionee of all or part of an unexercised stock option and authorize a payment in consideration thereof of an amount equal to the difference between the aggregate fair market value of the shares of common stock subject to the stock option and the aggregate option price per share of such common stock. In the discretion of the board, this payment may be made in cash, shares of common stock with a fair market value on the date of surrender equal to the payment amount or some combination of the two.

    The Plans provide that outstanding options, restricted shares of common stock or stock appreciation rights vest in their entirety and become exercisable, or with respect to restricted common stock, are released from restrictions on transfer and repurchase rights, in the event of a "corporate transaction," unless assumed by the successor corporation. For purposes of the Plans, a corporate transaction includes any of the following stockholder-approved transactions to which we are a party:

    - a merger or consolidation in which we are not the surviving entity, other than a transaction the principal purpose of which is to change the state of our incorporation, or a transaction in which our stockholders immediately prior to the merger or consolidation hold (by virtue of securities received in exchange for their shares in us) securities of the surviving entity representing more than 50.0% of the total voting power of that entity immediately after the transaction,

    - the sale, transfer or other disposition of all or substantially all of our assets unless our stockholders immediately prior to the sale, transfer or other disposition hold (by virtue of securities received in exchange for their shares in us) securities of the purchaser or other transferee representing more than 50.0% of the total voting power of that entity immediately after the transaction, or

    - any reverse merger in which we are the surviving entity but in which our stockholders immediately prior to the merger do not hold (by virtue of their shares in Viatel held immediately prior to such transaction) securities of Viatel representing more than 50.0% of the total voting power of Viatel immediately after the transaction.

EMPLOYEE STOCK PURCHASE PLAN


    We adopted an Employee Stock Purchase Plan, or ESPP, in December 1999 and implemented this plan as of July 15, 2000.



    Under the plan, eligible employees are permitted to invest up to 20% of their base salary in shares of our common stock. The amounts deducted or, in some countries, contributed by wire transfer or check, during each six-month period are accumulated and, at the end of such period, are used to purchase shares of our common stock at the lower of 85% of the closing market price on the first trading day of the relevant participation period or 85% of the closing market price on the final day of the relevant period.



    The ESPP, which is being administered by the Compensation Committee of our board, allows for the issuance of up to a maximum of five hundred thousand (500,000) shares of common stock. Under the ESPP, a participant has no rights as a stockholder until he or she acquires the stock at the end of the relevant participation period.



    The ESPP provides that in the event of any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, offering of rights or other similar change in the capital structure of Viatel, the Compensation Committee may make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the shares available for purchase under the plan and in the maximum number of shares that may be issued under the plan, subject to the approval of the board of directors. If we are acquired in a transaction whereby we are not the surviving entity or all or substantially all of our assets are acquired, the administrator of the plan will be permitted to determine a plan termination date. This date must precede the expected effective date of such acquisition by not more than sixty (60) days. In the event the ESPP is terminated and the acquisition transaction is not consummated, the plan may be reactivated on a date determined by the Compensation Committee.


    The ESPP is designed to qualify as an "employee stock purchase plan" within the meaning of Section 423 or any successor provisions of the Internal Revenue Code and related regulations.

MANAGEMENT SEVERANCE PLAN


    On December 8, 1999, we implemented a Management Severance Plan, which provides that selective members of senior management are entitled to receive at least six months base salary and accelerated vesting of options and restricted stock in the event the employee is terminated without "cause" or resigns for "good reason" within eighteen (18) months following a change in control of Viatel. For purposes of this plan, a resignation for "good reason" includes a voluntary termination due to a reduction in the employee's base pay and a forced relocation of the employee to a site in excess of sixty (60) miles from his or her worksite. For purposes of this plan, change in control has the same meaning described above under "Employment Agreements." Decisions of the plan administrator concerning eligibility and entitlement to benefits are final and binding on all parties.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1999, the members of our Compensation Committee were Messrs. Mahoney, Pizzani and Graham. Mr. Mahoney is our Chairman of the Board and Chief Executive Officer. None of our executive officers currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing functions similar to the compensation committee. No interlocking relationships exist between our board of directors or our compensation committee and the board of directors or compensation committee of any other company.

                              CERTAIN TRANSACTIONS

    Through August 1999, James Prenetta, Senior Vice President and General Counsel of Viatel, was a partner at the law firm of Kelley Drye & Warren LLP, Viatel's primary U.S. outside counsel. Mr. Prenetta is currently Of Counsel to Kelley Drye & Warren LLP and, in such capacity, continues to receive certain payments from such firm.

    Destia had outstanding loans of $308,000 due to Mrs. Rose West, the mother of Messrs. Alfred West and Steven West. Destia has repaid these loans in full.

    Alfred West has borrowed approximately $234,000 from Destia pursuant to unsecured, interest bearing notes, repayable upon demand.

    Sonja Gross, the sister of Alfred West, previously owned a 28% interest in Destia's Swiss subsidiary, Econophone Services GmbH. On March 30, 1999, Destia acquired Ms. Gross' interest in such company in exchange for 103,981 shares of restricted voting common stock of Destia.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of our common stock, as of July 28, 2000, by (1) each person known to us to own beneficially more than 5% of our outstanding shares of common stock,
(2) each of our directors, (3) each person named in the summary compensation table, and (4) all of our executive officers and directors, as a group. All information with respect to beneficial ownership has been furnished to us by the respective stockholders.



                                                              AMOUNT AND NATURE
NAME AND ADDRESS OF                                           OF BENEFICIAL OWN-   PERCENTAGE
BENEFICIAL OWNER                                                  ERSHIP(1)         OF CLASS
-------------------                                           ------------------   ----------
College Retirement Equities Fund(2) ........................      2,630,179             5.2%
  730 Third Avenue
  New York, NY 10017
Alfred West(3)..............................................      5,092,144            10.6
Michael J. Mahoney(4).......................................        600,956             1.2
Allan L. Shaw(4)............................................        271,186           *
Lawrence G. Malone(4).......................................        237,973           *
Sheldon M. Goldman(4)(5)....................................        191,738           *
Francis J. Mount(4).........................................        126,143           *
Edward C. Schmults(4).......................................          7,869           *
John G. Graham(4)...........................................          3,497           *
Paul G. Pizzani(4)..........................................          2,497           *
John R. Muse(6).............................................             --           *
William Murphy..............................................         49,075           *
Thomas O. Hicks ............................................      4,519,599(7)          9.0
  200 Crescent Court
  Dallas, Texas 75201
Chase Equity Associates, LLC ...............................      3,185,875(8)          6.3
  380 Madison Avenue
  12th Floor
  New York, New York 10017
All directors and executive
  officers as a group (18 persons)..........................      6,790,785            13.2%


------------------------

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.


(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of July 28, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Except as otherwise indicated, the address of each person listed in the table is c/o Viatel, Inc., 685 Third Avenue, New York, New York 10017. Attn: General Counsel.


(2) Includes 900 shares held by TIAA Separate Account VA-1; 90,655 shares held by TIAA-CREF Mutual Funds; 6,479 shares held by TIAA-CREF Institutional Mutual Funds; and 100 shares held by TIAA-CREF Life Funds.

(3) Includes 397,593 shares held by AT Econ Ltd. Partnership and 39,297 shares held by AT Econ Ltd. Partnership No. 2.

(4) Includes shares of common stock which these individuals have the right to acquire through the exercise of options within 60 days of July 28, 2000, as follows: Michael J. Mahoney, 345,687; Allan L. Shaw, 165,566; Lawrence G. Malone, 122,621; Sheldon M. Goldman, 94,755; Francis J. Mount, 8,877; Edward
    C. Schmults, 5,340; John G. Graham, 1,463; and Paul G. Pizzani, 1,463.


(5) Includes 1,000 shares owned by Mr. Goldman's wife. Mr. Goldman disclaims "beneficial ownership" of such shares within the meaning of Rule 13d-3 under the Securities Exchange Act.

(6) Mr. Muse, one of our directors, was appointed to our board of directors on behalf of the holders of our Series B-1 7.50% cumulative convertible preferred stock.

(7) The amount shown for Mr. Hicks is based upon a Schedule 13D filed on March 20, 2000 by Mr. Hicks, chief executive officer of Hicks, Muse, Tate & Furst Incorporated, Hicks, Muse, Tate & Furst Europe Fund, L.P.; HMEU Viatel Qualified Fund LLC; Hicks, Muse, Tate & Furst Europe Private Fund, L.P.; HMEU GP LLC; HMEU Viatel I-EQ Coinvestors, LLC; HMEU I-EQ Coinvestors, L.P.; HMEU Viatel I-SBS Coinvestors, LLC; HMEU I-SBS Coinvestors, L.P.; HMEU Intermediate Partners I-C, L.P.; Viatel PG Europe LLC; HM PG Europe I, C.V.; HMEU Fund I-C, Inc.; HMTF Bridge Viatel, LLC; HMTF Bridge Partners, L.P.; and HMTF Bridge Partners, LLC. The amount shown assumes conversion of all of our Series B-1 7.50% cumulative convertible preferred stock beneficially owned by such entities. The shares shown are subject to shared voting and investment power.

(8) The amount shown assumes conversion of all Series B-2 7.50% cumulative convertible preferred stock beneficially owned by Chase Equity Associates, LLC.

                       DESCRIPTION OF THE EXCHANGE NOTES

    The form and terms of the exchange notes are the same as the form and terms of the existing notes, except that the exchange notes have been registered under the Securities Act, will not bear legends restricting the transfer of the notes and will not be entitled to registration rights under the registration rights agreement entered into in connection with the sale of the existing notes. We issued the existing notes and will issue the corresponding exchange notes under an indenture, dated as of April 20, 2000, between us and The Bank of New York, as trustee. We will provide you with a copy of the indenture upon your request. The following summary of certain provisions of the indenture is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939. Whenever particular defined terms of the indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain terms used in the following summary, see "--Certain Definitions."

    Except as otherwise indicated, the following description relates both to the existing notes and the exchange notes.

GENERAL

    The notes will be unsecured senior obligations of Viatel, and will mature on April 15, 2008. Interest on the notes will accrue at the rate of 12 3/4% per annum from the date of issuance, payable semi-annually (to holders of record at the close of business on the April 1 and October 1 immediately preceding the applicable interest payment date) in cash on April 15 and October 15 of each year, commencing October 15, 2000. Interest is computed on the basis of a 360-day year of twelve 30-day months.

    If, by October 20, 2000, we have not completed a registered exchange offer for the existing notes or caused a shelf registration statement with respect to resales of the notes to be declared effective, annual interest (in addition to interest otherwise due on the notes) will accrue at the rate of 0.5% of the principal amount and will be payable in cash semi-annually on April 15 and October 15 of each year, commencing April 15, 2001, until the completion of a registered exchange offer or the effectiveness of a shelf registration statement with respect to resales of the existing notes. See "--Registration Rights." This exchange offer meets this requirement and we will not be required to pay the additional interest if it is completed. This provision is not applicable to the exchange notes.

    Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at our office or agency in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the trustee in the City of New York); PROVIDED that, at our option, payment of interest may be made by check mailed to the holders at their addresses as they appear in the security register maintained for the notes.

    The notes will be issued only in fully registered form, without coupons, in denominations of [EURO]1,000 of principal amount and any integral multiple thereof. You are not required to pay a service charge to register the transfer or exchange of notes, but we may require you to pay a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with any transfer.

    Subject to the covenants described below under "--Covenants" and applicable law, we may issue additional notes under the indenture. Any exchange notes issued and any additional notes issued in the future under the same indenture will be treated as a single class for all purposes under the indenture.

OPTIONAL REDEMPTION

    The notes will not be redeemable prior to maturity.

SINKING FUND

    There will be no sinking fund payments for the notes.

REGISTRATION RIGHTS

    We have agreed with the placement agents to use our best efforts, at our cost, to file and cause to become effective a registration statement with respect to a registered exchange offer to exchange the existing notes for an issue of our senior notes with terms identical to the notes (except that the registered exchange notes will not bear legends restricting the transfer thereof or be entitled to liquidated damages). The registration statement of which this prospectus is a part constitutes the registration statement that we are required to file in satisfaction of these registration requirements.

    We urge you to carefully review all the provisions of the registration rights agreement, the form of which will be available from us upon request.

RANKING


    The notes will be unsecured senior obligations of Viatel, ranking PARI PASSU in right of payment with all of our existing and future unsubordinated obligations, including the currently outstanding notes, and will be senior in right of payment to all of our existing and future subordinated indebtedness. As of June 30, 2000, we had approximately $2.1 billion of indebtedness, $115.8 million of which was secured. We also had $31.0 million of outstanding secured letters of credit at June 30, 2000. The notes will be effectively subordinated to all existing and future liabilities (including trade payables) of our subsidiaries. As of June 30, 2000, the aggregate amount of obligations (including trade payables) of our subsidiaries was approximately
$746.5 million.


BOOK-ENTRY; DELIVERY AND FORM


    The certificates representing the exchange notes will be issued in fully registered form without interest coupons. The existing notes sold in offshore transactions in reliance on Regulation S under the Securities Act are currently represented by one or more temporary global notes in definitive, fully registered form, without interest coupons (each a "Temporary Regulation S Global Note"), and were deposited with the trustee, as common depositary for, and registered in the name of a nominee of, Euroclear and Clearstream Banking, Luxembourg (formerly Cedelbank) ("Clearstream"). The Temporary Regulation S Global Notes may be exchangeable for one or more permanent global notes (each a "Permanent Regulation S Global Note", and together with the Temporary
Regulation S Global Note, the "Regulation S Global Notes") on or after May 30, 2000, upon certification that the beneficial interests in such global note are owned by non-U.S. persons.



    Notes issued to "qualified institutional buyers" as defined in Rule 144A under the Securities Act are represented by two or more permanent global notes in definitive, fully registered form without interest coupons (each a "Restricted Global Note" and together with the Regulation S Global Notes, the "Global Notes"). One Restricted Global Note was deposited with the trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC"), and one Restricted Global Note was deposited with a common depositary and registered in the name of the nominee of the common depositary for the accounts of Euroclear and Clearstream.



    Notes transferred to institutional accredited investors who are not qualified institutional buyers ("Non-Global Purchasers") will be in registered form without interest coupons ("Certificated Notes"). Upon the transfer of Certificated Notes issued to a Non-Global Purchaser to a qualified institutional buyer or in accordance with Regulation S, such Certificated Notes will, unless the relevant Global Note has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in a Global Note.

    Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC or Euroclear and Clearstream ("participants"), or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, Euroclear or Clearstream as applicable, or their respective nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Restricted Global Note directly through DTC, Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations which are participants in such systems.

    Investors may hold their interests in a Regulation S Global Note, directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

    So long as DTC, Euroclear or Clearstream, as applicable, or any of their nominees, is the registered owner or holder of a Global Note, DTC, Euroclear or Clearstream, as applicable, or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's, Euroclear's or Clearstream's applicable procedures, in addition to those provided for under the indenture.

    Payments made with respect to a Global Note will be made to DTC, Euroclear or Clearstream, as applicable, or their nominees, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. If the notes are included in the Regulated Unofficial Market (Freiverkehr) of the Frankfurt Stock Exchange, we will maintain a paying agent and registrar in Germany.

    We expect that DTC, Euroclear or Clearstream, as applicable, or their nominees, upon receipt of any payment in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on their respective records. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.


    The principal of, premium, if any, and interest on, and all other amounts payable in respect of the Restricted Global Notes will be paid (i) in euro to holders of interests in such note who hold interests through Euroclear and/or Clearstream (the "Rule 144A Euroclear/Clearstream Holders") and (ii) in U.S. dollars to holders of interests in such note who hold such interests through DTC (the "DTC Holders"). The principal of, premium, if any, and interest on, and all other amounts payable in respect of, the Regulation S Global Note will be paid in euro to holders of interests in such note (along with the Rule 144A Euroclear/Clearstream Holders, the "Euroclear/Clearstream Holders"). Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto. None of Viatel, the trustee or any paying agent shall be liable to any holder of a Global Note or other person for any commissions, costs, losses or expenses in relation to or resulting from any currency conversion or rounding effected in connection therewith.



    At present, DTC can only accept payment in U.S. dollars. As a result, DTC Holders will be paid in U.S. dollars converted from such payments in euro by the paying agent unless the registered holder, on behalf of any DTC Holder, elects to receive payments in euro. All costs of conversion, if any, will be borne by such DTC Holder by deduction from such payments.



    Notwithstanding the payment provisions described above, DTC Holders may elect to receive payments in respect of the Restricted Global Note in euro. A DTC Holder may receive payment in euro by notifying the DTC participant through which its beneficial interest in the relevant Restricted Global Note is held on or prior to the record date of
(i) such investor's election to receive payment in euro and (ii) wire transfer instructions to an account entitled to receive the relevant payment. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to the paying agent, each in a timely manner, such investor will receive payment in euro outside DTC; otherwise only U.S. dollar payments will be made by the paying agent. All costs of such payment by wire transfer will be borne by registered holders receiving such payments by deduction from such payments.


    Investors may be subject to foreign exchange risks that may have important economic and tax consequences to them.

    Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. Transactions settled through DTC, Euroclear and Clearstream will settle on a T+3 basis.


    We expect that DTC, Euroclear and Clearstream will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account the interest in a Global Note is credited and only in respect of such portion of the securities as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC, Euroclear or Clearstream will exchange the applicable Global Notes for Certificated Notes which it will distribute to its participants.


    We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

    We understand that: Euroclear and Clearstream hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Euroclear or Clearstream participant, either directly or indirectly.

    Subject to compliance with the transfer restrictions applicable to the Global Notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of each of Euroclear or Clearstream by its common depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream will, if the transaction meets its settlement requirements, deliver instructions to its common depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the common depositaries for Euroclear or Clearstream.

    Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a Global Note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

    Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Viatel, the trustee or any paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.


    If DTC is at any time unwilling or unable to continue as a depositary or Euroclear or Clearstream ceases to be a clearing agency, for the Global Notes and a successor depositary or clearing agency is not appointed by us within 90 days, we will issue Certificated Notes in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes in accordance with DTC's rules and procedures in addition to those provided for under the indenture.


CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the indenture. Reference is made to the indenture for the definition of any other capitalized term used herein for which no definition is provided.

    "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by Viatel or a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition.

    "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of Viatel and its Restricted Subsidiaries for such period determined in conformity with generally accepted accounting principles; PROVIDED that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

        (i) the net income (or loss) of any Person that is not a Restricted Subsidiary, except (x) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to Viatel or any of its Restricted Subsidiaries by such Person during such period and (y) with respect to net losses, to the extent of the amount of Investments made by Viatel or any Restricted Subsidiary in such Person during such period;

        (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with Viatel or any of its Restricted

    Subsidiaries or all or substantially all of the property and assets of such Person are acquired by Viatel or any of its Restricted Subsidiaries;

        (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

        (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales and sales of capacity or dark fibers;

        (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of Viatel or any Restricted Subsidiary owned by Persons other than Viatel and any of its Restricted Subsidiaries;

        (vi) all extraordinary gains and extraordinary losses; and

        (vii) any compensation expense paid or payable solely with Capital Stock (other than Disqualified Stock) of Viatel or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of Viatel.

    "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of Viatel and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of Viatel and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of Viatel and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

    "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

    "Asset Acquisition" means (i) an investment by Viatel or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with Viatel or any of its Restricted Subsidiaries; PROVIDED that such Person's primary business is related, ancillary or complementary to the businesses of Viatel or any of its Restricted Subsidiaries on the date of such investment or
(ii) an acquisition by Viatel or any of its Restricted Subsidiaries of the property and assets of any Person other than Viatel or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; PROVIDED that the property and assets acquired are related, ancillary or complementary to the businesses of Viatel or any of its Restricted Subsidiaries on the date of such acquisition.

    "Asset Disposition" means the sale or other disposition by Viatel or any of its Restricted Subsidiaries (other than to Viatel or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of Viatel or any of its Restricted Subsidiaries.

    "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by Viatel or any of its Restricted Subsidiaries to any Person other than Viatel or any of its Restricted

Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of a division or line of business of Viatel or any of its Restricted Subsidiaries or
(iii) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of Viatel or any of its Restricted Subsidiaries outside the ordinary course of business of Viatel or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of Viatel; PROVIDED that "Asset Sale" shall not include

        (a) sales or other dispositions of inventory, receivables and other current assets,

        (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant,

        (c) sales, transfers or other dispositions of assets with a fair market value (as certified in an Officers' Certificate) not in excess of $1 million in any transaction or series of related transactions,

        (d) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would constitute property or assets of the kind described in clause (B) of the "Limitation on Asset Sales" covenant,

        (e) any liquidation of Temporary Cash Investments,

        (f) a transfer, directly or indirectly, of receivables or other payment rights arising from a transfer of indefeasible rights of use or dark fiber which transfer of receivables or rights is to a special purpose entity created for the purpose of issuing securities to be paid or redeemed from, or beneficial interests in, the cash or revenues generated from the assets transferred; PROVIDED that the consideration received by Viatel is a least equal to the fair market value of the asset transferred and the proceeds are used by Viatel,

           (A) to repay unsubordinated Indebtedness of Viatel owed to a Person other than Viatel or a Restricted Subsidiary,

           (B) to invest in the manner described in clause (i)(B) of the "Limitation on Asset Sales" covenant or

           (C) for working capital purposes, or

        (g) other transfers of capacity or dark fiber.

    "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

    "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

    "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

    "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

    "Change of Control" means such time as (i) a "person" or a "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act) of more than 50% of the total voting power of the Voting Stock of Viatel on a fully diluted basis; or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination to the Board of Directors for election by Viatel's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

    "Closing Date" means April 20, 2000.

    "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income,

    (i) Consolidated Interest Expense,

    (ii) income taxes,

   (iii) depreciation expense,

    (iv) amortization expense, and

    (v) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for Viatel and its Restricted Subsidiaries in conformity with GAAP; PROVIDED that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by Viatel or any of its Restricted Subsidiaries.

    "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and interest in respect of Indebtedness that is Guaranteed or secured by Viatel or any of its Restricted Subsidiaries, and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by Viatel and its Restricted Subsidiaries during such periods).

    "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of,

        (i) the aggregate amount of Indebtedness of Viatel and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to,

        (ii) four times Consolidated EBITDA for the then most recent fiscal quarter for which financial statements of Viatel have been filed with the SEC or provided to the trustee pursuant to the "Commission Reports and Reports to Holders" covenant described below; PROVIDED that, in making the foregoing calculation,

           (A) PRO FORMA effect shall be given to the Incurrence or repayment of any Indebtedness to be Incurred or repaid on the Transaction Date;

           (B) PRO FORMA effect shall be given to Asset Dispositions and Asset Acquisitions (including giving PRO FORMA effect to the application of proceeds of any Asset Disposition) that occur from the beginning of the then most recent four fiscal quarters through the Transaction Date (the "Reference Period"), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

           (C) PRO FORMA effect shall be given to asset dispositions and asset acquisitions (including giving PRO FORMA effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into Viatel or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

PROVIDED that to the extent that clause (B) or (C) of this sentence requires that PRO FORMA effect be given to an Asset Acquisition or Asset Disposition, such PRO FORMA calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available.

    "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of Viatel and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), including, without limitation, the respective amounts reported on such balance sheet attributable to Preferred Stock, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of Viatel or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

    "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

    "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is,

    (i) required to be redeemed prior to the Stated Maturity of the notes,

    (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes, or

   (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes;

PROVIDED that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock, or the agreements or instruments governing the redemption rights thereof, specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Viatel's repurchase of such notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.


    "European Government Obligations" mean the securities that are directly and unconditionally obligations of the Belgian, Dutch, French, German or Swiss governments which are not callable or redeemable at the option of the issuer thereof (PROVIDED that at the time of determination the conversion rate between the sovereign currency of such country and the euro is fixed) and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such European Government Obligation or a specific payment of interest on or principal of any such European Government Obligation held by such custodian for the account of the holder of the depository receipt; PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the European Government Obligation or the specific payment of interest on or principal of the European Government Obligation evidenced by such depository receipt.


    "Existing Stockholder Agreements" means the Stock Purchase Agreement, dated as of September 30, 1993, between Viatel and S-C V-Tel, the Stock Purchase Agreement dated as of April 5, 1994, between Viatel and COMSAT, the S-C V-Tel Shareholders' Agreement and the COMSAT Shareholders' Agreement, in each case, any amendments to such agreements.

    "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution; PROVIDED that for purposes of clause (viii) of the second paragraph of the "Limitation on Indebtedness" covenant, (x) the fair market value of any security registered under the Securities Exchange Act shall be the average of the closing prices, regular way, of such security for the 20 consecutive trading days immediately preceding the sale of Capital Stock and (y) in the event the aggregate fair market value of any other property (other than cash or cash equivalents) received by Viatel exceeds $30 million, the fair market value of such property shall be determined by a nationally recognized investment banking firm or a nationally recognized firm having expertise in the specific area which is the subject of such determination and set forth in their written opinion which shall be delivered to the trustee.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the indenture shall be made without giving effect to (i) the amortization or write off of any expenses incurred in connection with the offering of the notes (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; PROVIDED that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

    "Indebtedness" means, with respect to any Person at any date of determination (without duplication),

    (i) all indebtedness of such Person for borrowed money,

    (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

   (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or
         (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement),

    (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables,

    (v) all Capitalized Lease Obligations of such Person,

    (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness,

   (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, and

  (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations, as described above, and the maximum liability at such time with respect to contingent obligations upon the occurrence of the contingency giving rise to the obligation, which, in the case of a Guarantee, shall be the outstanding balance of the Guaranteed Indebtedness, PROVIDED

   (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP,

    (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and

    (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

    "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

    "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding extensions of credit to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of Viatel or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include,

    (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, and

    (ii) the fair market value of the Capital Stock (or any other Investment), held by Viatel or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant;

PROVIDED that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments.

For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to Viatel or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to Viatel or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

    "Moody's" means Moody's Investors Service, Inc. and its successors.

    "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to Viatel or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of,

    (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

    (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of Viatel and its Restricted Subsidiaries, taken as a whole,

   (iii) payments made or required to be made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either
         (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale,

    (iv) payments made or required to be made to Persons having a beneficial interests in the assets subject to the Asset Sale, and

    (v) appropriate amounts to be provided by Viatel or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to Viatel or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Offer to Purchase" means an offer to purchase notes by Viatel from the holders commenced by mailing a notice to the trustee and each holder stating:

    (i) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a PRO RATA basis;

    (ii) the purchase price and the date of purchase (which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date");

   (iii) that any note not tendered will continue to accrue interest pursuant to its terms;

    (iv) that, unless Viatel defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

    (v) that holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the business day immediately preceding the Payment Date;

    (vi) that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third business day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased; and

   (vii) that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; PROVIDED that each note purchased and each new note issued shall be in a principal amount of [EURO]1,000 or an integral multiple thereof. On the Payment Date, Viatel shall,

       (A) accept for payment on a PRO RATA basis notes or portions thereof tendered pursuant to an Offer to Purchase;

        (B) deposit with the paying agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and

        (C) deliver, or cause to be delivered, to the trustee all notes or portions thereof so accepted together with an Officers' Certificate specifying the notes or portions thereof accepted for payment by Viatel. The paying agent shall promptly mail to the holders of notes so accepted payment in an amount equal to the purchase price, and the trustee shall promptly authenticate and mail to such holders a new note equal in principal amount to any unpurchased portion of the note surrendered; PROVIDED that each note purchased and each new note issued shall be in a principal amount of [EURO]1,000 or an integral multiple thereof.

    Viatel will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The trustee shall act as the paying agent for an Offer to Purchase. Viatel will comply with Rule 14e-1 under the Securities Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that Viatel is required to repurchase notes pursuant to an Offer to Purchase.

    "Permitted Investment" means:

    (i) an Investment in Viatel or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, Viatel or a Restricted Subsidiary; PROVIDED that such person's primary business is related, ancillary or complementary to the businesses of Viatel or any of its Restricted Subsidiaries on the date of such Investment;

    (ii) Temporary Cash Investments;

   (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

    (iv) Investments received in the bankruptcy or reorganization of a Person or any exchange of such Investment with the issuer thereof or taken in settlement of or other resolution of claims or disputes or acquired as the result of foreclosure of any secured Investment, and, in each case, extensions, modifications and renewal thereof;

    (v) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker's compensation, performance and other similar deposits;

    (vi) Interest Rate Agreements and Currency Agreements designed solely to protect Viatel or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates;

   (vii) loans or advances to officers or employees of Viatel or any Restricted Subsidiary that do not in the aggregate exceed $1 million at any time outstanding;

  (viii) investments consisting of securities issued by or beneficial interests in a special purpose entity referred to in clause (f) of the definition of "Asset Sale" and which are received in exchange for assets that are transferred by Viatel or a Restricted Subsidiary to such special purpose entity and used for the purpose referred to therein;

    (ix) Investments as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant; and

    (x) securities set aside at the time of Incurrence of Indebtedness in order to prefund the payment of interest on such Indebtedness.

    "Permitted Joint Venture" means any joint venture between Viatel or any Restricted Subsidiary and (i) any Person other than a Subsidiary, engaged in the provision or sale of telecommunications services or (ii) any Person engaged as an independent sale representative of Viatel; PROVIDED that prior to making any Investment in such a Person, Viatel's Board of Directors shall have determined that such Investment fits Viatel's strategic plan and is on terms that are fair and reasonable to Viatel.

    "Permitted Liens" means:

    (i) Liens for taxes, assessments, governmental charges or claims not yet subject to penalty or that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

    (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

   (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

    (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

    (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of Viatel or any of its Restricted Subsidiaries;

    (vi) Liens (including extensions and renewals thereof) upon real or personal (whether tangible or intangible) property acquired after the Closing Date; PROVIDED that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, to finance or refinance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) of the item or related group of items of property or assets subject thereto or the business in which such property or assets are used and such Lien is created prior to, at the time of or within eighteen months after the later of the acquisition, the completion of (except in the case of refinancing) construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item or group of items of property or assets and any improvements on such item;

   (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of Viatel and its Restricted Subsidiaries, taken as a whole;

  (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of Viatel or its Restricted Subsidiaries relating to such property or assets;

    (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

    (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

    (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; PROVIDED that such Liens do not extend to or cover any property or assets of Viatel or any Restricted Subsidiary other than the property or assets acquired;

   (xii) Liens in favor of Viatel or any Restricted Subsidiary;

  (xiii) Liens arising from the rendering of a final judgment or order against Viatel or any Restricted Subsidiary that does not give rise to an Event of Default;

   (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

   (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

   (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect Viatel or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

  (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Viatel or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of Viatel and its Restricted Subsidiaries prior to the Closing Date;

  (xviii) Liens on or sales of receivables or other rights to payment;

   (xix) Liens secured with assets that have a fair market value not in excess of 15% of Adjusted Consolidated Net Tangible Assets when such Liens are Incurred;

   (xx) any extension, renewal, or replacement (or successive extensions, renewals, or replacements) in whole or in part, of Liens described in clauses (i) through (xix) above; and

   (xxi) Liens on securities that are referred to in clause (x) of the definition of Permitted Investments.

    "Permitted Wholesale Consortium" means any Person in which Viatel invests for the principal purpose of leasing or otherwise acquiring transmission rights with respect to long distance telecommunications; PROVIDED that prior to making any Investment in such a Person, Viatel's Board of Directors shall have determined that such Investment will afford Viatel greater economic benefits than it could otherwise obtain from other sources of transmission rights.

    "Person" means an individual, a corporation, a partnership, a limited liability company, a joint venture, an association, a trust, an unincorporated organization or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

    "Preferred Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the indenture, including, without limitation, all series and classes of such preferred or preference stock.

    "Public Equity Offering" means an underwritten primary public offering of Common Stock of Viatel pursuant to an effective registration statement under the Securities Act.

    "Restricted Subsidiary" means any Subsidiary of Viatel other than an Unrestricted Subsidiary.

    "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of Viatel, accounted for more than 10% of the consolidated revenues of Viatel and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Viatel and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of Viatel for such fiscal year.

    "S&P" means Standard & Poor's Ratings Services and its successors.

    "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

    "Strategic Subordinated Indebtedness" means Indebtedness of Viatel Incurred to finance the acquisition of a Person engaged in a business that is related, ancillary or complementary to the business conducted by Viatel or any of its Restricted Subsidiaries, which Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred,

    (i) is expressly made subordinate in right of payment to the notes, and

    (ii) provides that no payment of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of Viatel's obligations under the notes; PROVIDED that such Indebtedness may provide for and be repaid at any time from the proceeds of a capital contribution, the sale of Capital Stock (other than Disqualified Stock) of Viatel, or other Strategic Subordinated Indebtedness Incurred, after the Incurrence of such Indebtedness.

    "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

    "Temporary Cash Investment" means any of the following:

    (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof,

    (ii) time deposit accounts, eurodollar time deposits, bankers' acceptances, certificates of deposit and money market deposits, in each case maturing within one year of the date of acquisition thereof and issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor,

   (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause
         (ii) above,

    (iv) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of Viatel) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P,

    (v) securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's, and

    (vi) shares or other interests in an investment company the assets of which consist solely of (A) securities of the type described in clauses
         (i) through (v) above and (B) mortgage-backed securities rated AAA or the equivalent by S&P, Moody's or Fitch Investor Services, Inc.

    "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Transaction Date" means, with respect to the Incurrence of any Indebtedness by Viatel or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

    "Unrestricted Subsidiary" means (i) any Subsidiary of Viatel that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of Viatel) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Viatel or any Restricted Subsidiary; PROVIDED that

        (A) any Guarantee by Viatel or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by Viatel or such Restricted Subsidiary (or both, if applicable) at the time of such designation;

        (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below; and

        (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the indenture. Any such designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

    "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

    "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

    LIMITATION ON INDEBTEDNESS

    (a) Viatel will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the notes and Indebtedness existing on the Closing Date); PROVIDED that Viatel may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be greater than zero and less than 6:1.

    Notwithstanding the foregoing, Viatel and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

    (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $100 million of Indebtedness that is PARI PASSU with or subordinated to the notes and $150 million of Indebtedness that is subordinated to the notes, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below;

    (ii) Indebtedness owed (A) by any Restricted Subsidiary to Viatel or another Restricted Subsidiary or (B) by Viatel to any Restricted Subsidiary; PROVIDED that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Viatel or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii);

   (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to repay, redeem, defease, refinance, refund, extend, renew, replace, discharge or otherwise retire any then outstanding Indebtedness (other than Indebtedness Incurred under clause (i), (ii),
         (iv), (vi), (viii), (xi) or (xii) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, penalties, accrued interest, fees and expenses); PROVIDED that Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that is PARI PASSU with, or subordinated in right of payment to, the notes shall only be permitted under this clause (iii) if,

           (A) in case the notes are refinanced in part or the Indebtedness to be refinanced is PARI PASSU with the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made PARI PASSU with, or subordinate in right of payment to, the remaining notes,

           (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes at least to the extent that the Indebtedness to be refinanced is subordinated to the notes and

           (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and PROVIDED FURTHER that in no event may Indebtedness of Viatel be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii);

    (iv) Indebtedness,

           (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business;

           (B) under Currency Agreements and Interest Rate Agreements; PROVIDED that such agreements (a) are designed solely to protect Viatel or any of its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and

           (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Viatel or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by Viatel or any Restricted Subsidiary in connection with such disposition;

    (v) Indebtedness of Viatel, to the extent the net proceeds thereof are promptly (A) used to purchase notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the notes as described below under "Defeasance";

    (vi) Guarantees of the notes and Guarantees of Indebtedness of Viatel by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below;

   (vii) Indebtedness (including Guarantees) Incurred to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) to acquire equipment, inventory or network assets (including acquisitions by way of Capitalized Lease and acquisitions of the Capital Stock of a Person that becomes a

         Restricted Subsidiary to the extent of the fair market value of the equipment, inventory or network assets so acquired) by Viatel or a Restricted Subsidiary after the Closing Date;

  (viii) Indebtedness of Viatel not to exceed, at any one time outstanding, two times,

           (A) the Net Cash Proceeds received by Viatel after March 19, 1999 as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of Viatel, to the extent (I) such capital contribution or Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph or clause (iii), (iv), (vi) or (vii) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (II) if such capital contribution or Net Cash Proceeds are used to consummate a transaction pursuant to which Viatel Incurs Acquired Indebtedness, the amount of such Net Cash Proceeds exceeds one-half of the amount of Acquired Indebtedness so Incurred, and

           (B) 80% of the fair market value of property (other than cash and cash equivalents) received by Viatel after March 19, 1999 from the sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of Viatel, to the extent (I) such capital contribution or sale of Capital Stock has not been used pursuant to clause (iii),
       (iv), (vi) or (vii) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (II) if such capital contribution or Capital Stock is used to consummate a transaction pursuant to which Viatel Incurs Acquired Indebtedness, 80% of the fair market value of the property received exceeds one-half of the amount of Acquired Indebtedness so Incurred PROVIDED that such Indebtedness does not mature prior to the Stated Maturity of the notes and has an Average Life longer than the notes;

    (ix) Acquired Indebtedness;

    (x) Strategic Subordinated Indebtedness;

    (xi) Indebtedness in respect of bankers' acceptance and letters of credit, all in the ordinary course of business, in an aggregate amount outstanding at any time of up to $10 million;

   (xii) Indebtedness arising from the honoring by a bank or other financial institution of a check, or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, PROVIDED that such Indebtedness is extinguished within three business days of Incurrence.

    (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that Viatel or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

    (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, Viatel, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

    LIMITATION ON RESTRICTED PAYMENTS

    Viatel will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

    (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (A) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (B) PRO RATA dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than Viatel or any of its Restricted Subsidiaries;

    (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) Viatel or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person, or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of Viatel (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of Viatel;

   (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of Viatel that is subordinated in right of payment to the notes; or

    (iv) make any Investment (after the Closing Date), other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments")

if, at the time of, and after giving effect to, the proposed Restricted Payment,

           (A) a Default or Event of Default shall have occurred and be continuing,

           (B) Viatel could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant, or

           (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of

               (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by Viatel or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following March 19, 1999 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant, PLUS

               (2) the aggregate Net Cash Proceeds received by Viatel after March 19, 1999 as a capital contribution or from the issuance and sale permitted by the indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of Viatel, including an issuance or sale permitted by the indenture of Indebtedness of Viatel for cash subsequent to March 19, 1999 upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of Viatel, or from the issuance to a Person who is not a Subsidiary of Viatel of any options, warrants or other rights to acquire Capital Stock of Viatel (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes), in each case except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (viii) of the second paragraph under the "Limitation on Indebtedness" covenant, PLUS

               (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to Viatel or any Restricted Subsidiary or from the Net Cash Proceeds from the return of capital, redemption, or sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), or from the release of any Guarantee that constituted a Restricted Payment, to the extent of such release, not to exceed, in each case, the amount of Investments previously made by Viatel or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

    The foregoing provision shall not be violated by reason of:

    (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

    (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant;

   (iii) the repurchase, redemption or other acquisition of Capital Stock of Viatel or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of Viatel (or options, warrants or other rights to acquire such Capital Stock);

    (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of Viatel which is subordinated in right of payment to the notes in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of Viatel (or options, warrants or other rights to acquire such Capital Stock);

    (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Viatel;

    (vi) Investments in any Person the primary business of which is related, ancillary or complementary to the business of Viatel or any of its Restricted Subsidiaries on the date of such Investments; PROVIDED that the aggregate amount of Investments made pursuant to this clause
         (vi) does not exceed $65 million at any one time outstanding;

   (vii) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of Viatel or the Net Cash Proceeds from the issuance and sale of such Capital Stock PROVIDED that such proceeds are so used within 180 days of the receipt thereof;

  (viii) the redemption, repurchase, retirement, or other acquisition of any Capital Stock of Viatel (or options, warrants, or other rights to acquire such Capital Stock) from an employee or former employee of Viatel or any of its Subsidiaries (or from such person's estate, heirs, or representatives) in connection with such employee's death, disability, or termination of employment, PROVIDED that the aggregate amount expended pursuant to this clause does not exceed $1 million per annum plus the cumulative amount of such per annum limit not used in prior years and the cash proceeds from such Investments PROVIDED that such proceeds are used within 180 days of the receipt thereof;

    (ix) Investments in Permitted Wholesale Consortiums and Permitted Joint Ventures not exceeding, at the time of the Investment, the sum of
         (A) 15% of the consolidated revenue of Viatel (excluding with respect to Persons in whom an equity interest is owned by Persons other than Viatel and its Restricted Subsidiaries, the pro rata share of such revenue attributable to such other equity holders) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the first full fiscal quarter immediately following March 19, 1999 and ending on the last day of the last fiscal quarter preceding the date of such Investment and (B) the Net Cash Proceeds from the disposition of Viatel's interest in any such Permitted Wholesale Consortium or Permitted Joint Venture; and

    (x) other Restricted Payments in an aggregate amount not to exceed
        $10 million, increased by the amount of any Restricted Payment made pursuant to this clause (x) that is an Investment and is not outstanding;

PROVIDED that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

    Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or
(iv) thereof and an Investment referred to in clause (vi) thereof), and the Net Cash Proceeds from any capital contribution or any issuance of Capital Stock referred to in clauses (iii), (iv) and (vi), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of Viatel are used for the redemption, repurchase or other acquisition of the notes, or Indebtedness that is PARI PASSU with the notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

    Any Restricted Payments made in other than cash shall be valued at fair market value. The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital, repayment of loans, return on capital and release of Guarantees, in each case of or to Viatel and its Restricted Subsidiaries with respect to such Investment (up to the amount of such investment on the date made).

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED
     SUBSIDIARIES

    Viatel will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

    (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by Viatel or any other Restricted Subsidiary,

    (ii) pay any Indebtedness owed to Viatel or any other Restricted Subsidiary,

   (iii) make loans or advances to Viatel or any other Restricted Subsidiary, or

    (iv) transfer any of its property or assets to Viatel or any other Restricted Subsidiary.

    The foregoing provisions shall not restrict any encumbrances or restrictions:

    (i) existing on the Closing Date in the indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; PROVIDED that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

    (ii) existing under or by reason of applicable law;

   (iii) existing with respect to any Person or the property or assets of such Person acquired by Viatel or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

    (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,
         (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Viatel or any Restricted Subsidiary not otherwise prohibited by the indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Viatel or any Restricted Subsidiary in any manner material to Viatel or any Restricted Subsidiary;

    (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary;

    (vi) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings (as determined by Viatel) and (C) Viatel determines that any such encumbrance or restriction will not materially affect Viatel's ability to make principal or interest payments on the notes; or

   (vii) imposed in connection with a transaction described in clause (f) of the proviso to the definition of "Asset Sale" and relating solely to a Restricted Subsidiary that transfers assets to the special purpose entity referred to therein; provided that Viatel determines that any such encumbrance or restriction will not materially affect Viatel's ability to make principal or interest payments on the notes.

    Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent Viatel or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or
(2) restricting the sale or other disposition of property or assets of Viatel or any of its Restricted Subsidiaries that secure Indebtedness of Viatel or any of its Restricted Subsidiaries.

    LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED
     SUBSIDIARIES

    Viatel will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

    (i) to Viatel or a Wholly Owned Restricted Subsidiary;

    (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

   (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale;

    (iv) a pledge or hypothecation of or Lien on any Capital Stock of a Subsidiary to the extent not prohibited under the "Limitation on Liens" covenant; or

    (v) sales by Viatel or Restricted Subsidiaries of Common Stock of a Restricted Subsidiary, PROVIDED that Viatel or such Restricted Subsidiaries apply the Net Cash Proceeds, if any, of any such sale in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant described below.

    LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES

    Viatel will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of Viatel which is PARI PASSU with or subordinate in right of payment to the notes ("Guaranteed Indebtedness"), unless:

    (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the notes by such Restricted Subsidiary; and

    (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Viatel or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; PROVIDED that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

    If the Guaranteed Indebtedness is (A) PARI PASSU with the notes, then the Guarantee of such Guaranteed Indebtedness shall be PARI PASSU with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.

    Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of Viatel, of all of Viatel's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

    LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

    Viatel will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of Viatel or with any Affiliate of Viatel or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to Viatel or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

    The foregoing limitation does not limit, and shall not apply to:

    (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which Viatel or a Restricted Subsidiary delivers to the trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to Viatel or such Restricted Subsidiary from a financial point of view;

    (ii) any transaction solely between Viatel and any of its Restricted Subsidiaries or solely between Restricted Subsidiaries;

   (iii) the payment of reasonable and customary regular fees to directors of Viatel who are not employees of Viatel;

    (iv) any payments or other transactions pursuant to any tax-sharing agreement between Viatel and any other Person with which Viatel files a consolidated tax return or with which Viatel is part of a consolidated group for tax purposes;

    (v) compensation, indemnification, and other benefits paid or made available to officers, directors, and employees in the ordinary course of business in connection with services actually rendered and consistent with past practice;

    (vi) transactions in accordance with the Existing Stockholder Agreements as in effect on March 19, 1999; or

   (vii) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through
(v) of this paragraph, the aggregate amount of which exceeds $2.0 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

    LIMITATION ON LIENS

    Viatel will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including, without limitation, licenses), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the notes and all other amounts due under the indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the notes, prior to) the obligation or liability secured by such Lien.

    The foregoing limitation does not apply to:

    (i) Liens existing on the Closing Date;

    (ii) Liens granted after the Closing Date on any assets or Capital Stock of Viatel or its Restricted Subsidiaries created in favor of the holders;

   (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to Viatel or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to Viatel or such other Restricted Subsidiary;

    (iv) Liens securing Indebtedness permitted to be Incurred under clause
         (iii) of the second paragraph of the "Limitation on Indebtedness" covenant which is Incurred to refinance secured Indebtedness; PROVIDED that such Liens do not extend to or cover any property or assets of Viatel or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

    (v) Liens on the Capital Stock of, or any property or assets of, a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant;

    (vi) Liens on the Capital Stock of Restricted Subsidiaries that own a substantial portion of assets financed with Indebtedness Incurred under clause (vii) of the "Limitation on Indebtedness" covenant, if such liens secure only such Indebtedness; or

   (vii) Permitted Liens.

    LIMITATION ON SALE-LEASEBACK TRANSACTIONS

    Viatel will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby Viatel or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which Viatel or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred; PROVIDED that a sale-leaseback transaction shall not include any lease in connection with which Viatel or a Restricted Subsidiary acquires assets or property in anticipation of the substantially contemporaneous sale or transfer to the lessor under such lease.

    The foregoing restriction does not apply to any sale-leaseback transaction if:

    (i) the lease is for a period, including renewal rights, of not in excess of three years;

    (ii) the lease secures or relates to industrial revenue or pollution control bonds;

   (iii) the transaction is solely between Viatel and any Restricted Subsidiary or solely between Restricted Subsidiaries; or

    (iv) Viatel or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

    LIMITATION ON ASSET SALES

    Viatel will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by Viatel or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by Viatel or any of its Restricted Subsidiaries from one or more Asset Sales occurring in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of Viatel and its Subsidiaries has been filed with the SEC pursuant to the

"Commission Reports and Reports to Holders" covenant), then Viatel shall or shall cause the relevant Restricted Subsidiary to,

        (i) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets,

           (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of Viatel, or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than Viatel or any of its Restricted Subsidiaries, or

           (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), either in property or assets (other than current assets) of a nature or type or that are used in a business, or in a company having property and assets of a nature or type, or engaged in a business, in either case similar or related to the nature or type of the property and assets of, or the business of, Viatel or any of its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution), and

        (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the last paragraph of this "Limitation on Asset Sales" covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause
(i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

    If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $10 million, Viatel must commence, not later than the fifteenth business day of such month, and consummate an Offer to Purchase from the holders on a PRO RATA basis an aggregate principal amount of notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of the notes on the relevant Payment Date, plus, in each case, accrued interest (if any) to the Payment Date.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

    We must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount of the notes on the Payment Date, plus accrued interest, if any, to the Payment Date.

    There can be no assurance that we will have sufficient funds available at the time of any Change of Control to make any debt payment, including repurchases of notes, required by the foregoing covenant, as well as may be contained in other of our securities of Viatel which might be outstanding at the time. The above covenant requiring us to repurchase the notes will, unless consents are obtained, require us to repay all indebtedness then outstanding which by its terms would prohibit such note repurchase, either prior to or concurrently with such note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

    We must file with the SEC (to the extent accepted by the SEC) such reports and other information as we are or would be required to file with the SEC by Sections 13(a) or 15(d) under the Securities Exchange Act if we were subject thereto. We shall supply the trustee and each holder or shall supply to the trustee for forwarding to each such holder, without cost to such holder, copies of such reports and other information. In addition, at all times prior to the date of the commencement of an exchange offer or the effectiveness of a shelf registration statement, upon the request of any holder or any prospective purchaser of the notes designated by a holder, we shall supply to such holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

EVENTS OF DEFAULT

    The following events will be defined as "Events of Default" in the indenture:

    (a) default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

    (b) default in the payment of interest on any note when the same becomes due and payable, and such default continues for a period of 30 days; PROVIDED that a failure to make any of the first three scheduled interest payments on the notes in a timely manner will constitute an Event of Default with no grace or cure period;

    (c) default in the performance or breach of the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of Viatel or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant;

    (d) Viatel defaults in the performance of or breaches any other covenant or agreement of Viatel in the indenture or under the notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the notes;

    (e) there occurs with respect to any issue or issues of Indebtedness of Viatel or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

    (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Viatel or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

    (g) a court having jurisdiction in the premises enters a decree or order for,

           (A) relief in respect of Viatel or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

           (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Viatel or any Significant Subsidiary or for all or substantially all of the property and assets of Viatel or any Significant Subsidiary, or

           (C) the winding up or liquidation of the affairs of Viatel or any Significant Subsidiary and in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

    (h) Viatel or any Significant Subsidiary

           (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

           (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Viatel or any Significant Subsidiary or for all or substantially all of the property and assets of Viatel or any Significant Subsidiary, or

           (C) effects any general assignment for the benefit of creditors.

    If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to Viatel) occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to Viatel (and to the trustee if such notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal amount of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal amount of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by Viatel or the relevant Significant Subsidiary or waived by the holders of the Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to Viatel, the principal amount of, premium, if any, and accrued interest on the notes then outstanding shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding notes, by written notice to Viatel and to the trustee, may waive all past defaults with respect to such notes and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver."

    The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of the notes, not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of the notes. A holder may not pursue any remedy with respect to the indenture or the notes unless:

    (i) the holder gives the trustee written notice of a continuing Event of Default;

    (ii) the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

   (iii) such holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

    (iv) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

    (v) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with the request.

    However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

    The indenture will require certain officers of Viatel to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of Viatel and its Restricted Subsidiaries and Viatel's and its Restricted Subsidiaries' performance under the indenture and that Viatel has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Viatel will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Viatel will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into Viatel unless:

    (i) Viatel shall be the continuing Person, or the Person (if other than Viatel) formed by such consolidation or into which Viatel is merged or that acquired or leased such property and assets of Viatel shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of Viatel on all of the notes and under the indenture;

    (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

   (iii) immediately after giving effect to such transaction on a pro forma basis, Viatel or any Person becoming the successor obligor of the notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Viatel immediately prior to such transaction;

    (iv) immediately after giving effect to such transaction on a pro forma basis Viatel, or any Person becoming the successor obligor of the notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; PROVIDED that this clause (iv) shall not apply to

               (1) a consolidation, merger or sale of all (but not less than all) of the assets of Viatel if all Liens and Indebtedness of Viatel or any Person becoming the successor obligor on the notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of Viatel and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the indenture or

               (2) a consolidation, merger or sale of all or substantially all of the assets of Viatel if immediately after giving effect to such transaction on a pro forma basis, Viatel or any Person becoming the successor obligor of the notes shall have a Consolidated Leverage Ratio equal to or less than the Consolidated Leverage Ratio of Viatel immediately prior to such transaction; and

    (v) Viatel delivers to the trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses
        (iii) and (iv) above) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with;

PROVIDED, HOWEVER, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of Viatel, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of Viatel; and PROVIDED FURTHER that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

    DEFEASANCE AND DISCHARGE

    The indenture provides that Viatel will be deemed to have paid and will be discharged from any and all obligations in respect of the notes issued thereunder on the 123rd day after the deposit referred to below, and the provisions of the indenture will no longer be in effect with respect to such notes (except for, among other matters, certain obligations to register the transfer or exchange of such notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things,

        (A) Viatel has deposited with the trustee, in trust, money and/or European Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes,

        (B) Viatel has delivered to the trustee (i) either,

           (1) an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of Viatel's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required, or

           (2) a ruling directed to the relevant trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel, and

        (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

        (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Viatel or any of its Subsidiaries is a party or by which Viatel or any of its Subsidiaries is bound, and

        (D) if at such time the notes are listed on a national securities exchange, Viatel has delivered to the trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

    The indenture will provide that the provisions of the indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (c) under "Events of Default" with respect to such clauses
(iii) and (iv) under "Consolidation, Merger and Sale of Assets," clause
(d) under "Events of Default" with respect to such other covenants and clauses
(e) and (f) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the relevant trustee, in trust, of money and/or European Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by Viatel to the trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

    DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

    In the event Viatel exercises its option to omit compliance with certain covenants and provisions of the indenture with respect to the notes as described in the immediately preceding paragraph and such notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or European Government Obligations on deposit with the trustee will be sufficient to pay amounts due on such notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on such notes at the time of the acceleration resulting from such Event of Default. However, Viatel will remain liable for such payments.

MODIFICATION AND WAIVER

    Modifications and amendments of the indenture may be made by Viatel and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of each holder affected thereby,

    (i) change the Stated Maturity of the principal of, or any installment of interest on, any note,

    (ii) reduce the principal amount of, or premium, if any, or interest on, any note,

   (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any note,

    (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity of any note,

    (v) reduce the above-stated percentage of outstanding notes, the consent of whose holders is necessary to modify or amend the indenture,

    (vi) waive a default in the payment of principal of, premium, if any, or interest on the notes or

   (vii) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR
  EMPLOYEES

    The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Viatel in the indenture, or in the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of Viatel or of any successor Person thereof. Each holder, by accepting the notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

    The indenture provides that, except during the continuance of a Default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

    The indenture and provisions of the Trust Indenture Act of 1939, incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of Viatel, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; PROVIDED, HOWEVER, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

                     UNITED STATES FEDERAL INCOME TAXATION

GENERAL

    The following summary sets forth the opinion of Kelley Drye & Warren LLP, counsel to Viatel, as to the material United States federal income tax consequences, as of the date hereof, of an investment in the notes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), applicable regulations of the U.S. Department of Treasury (the "Treasury Regulations"), judicial authority, and current administrative rulings and pronouncements of the Internal Revenue Service, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not take views contrary to those summarized below, and no ruling from the Internal Revenue Service has been or will be sought by us.

    This summary does not purport to deal with all aspects of taxation that may be relevant to particular holders of the notes in light of their personal investment or tax circumstances, or to certain types of investors subject to special treatment under the U.S. federal income tax laws (including individual retirement and other tax deferred accounts, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, holders holding the notes as part of a hedge, straddle or conversion transaction or holders whose functional currency is not the U.S. dollar). In addition, except as otherwise provided, this discussion deals only with notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

    For purposes of this discussion, the term "U.S. Holder" means an individual who is a citizen or resident of the United States, a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means any person other than a U.S. Holder. If an entity treated as a partnership for U.S. federal income tax purposes purchases a note, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships purchasing notes should consult their tax advisors.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE TAX TREATMENT MAY VARY DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

THE NOTES

    Under applicable authorities, we intend to treat the notes as debt for U.S. federal income tax purposes. However, it is possible that the Internal Revenue Service will contend that the notes should be treated as an equity interest in, rather than debt of, us, in which case the tax consequences to holders of the notes will be different from those described herein, including, in the case of Non-U.S. Holders, ineligibility for the portfolio interest exception from U.S. withholding tax. Holders are urged to consult their own tax advisors with respect to the possibility that the notes will be determined to be equity rather than debt, and the potential consequences of any such determination. The remainder of this summary assumes that the notes will constitute debt for such tax purposes.

CONSEQUENCES TO U.S. HOLDERS

    THE EXCHANGE

    The exchange of existing notes for exchange notes pursuant to this exchange offer will not be a taxable event for U.S. federal income tax purposes. As a result, there will not be any material U.S. federal income tax consequences to a holder exchanging existing notes pursuant to this exchange offer. Because each exchange note is a continuation of the corresponding existing note, the remainder of this discussion of certain U.S. federal income tax consequences generally refers only to "notes."

    PAYMENTS OF STATED INTEREST ON THE NOTES

    Payments of "qualified stated interest" (as defined below) will generally be taxable to a U.S. Holder as ordinary interest income at the time they accrue or are received, in accordance with the U.S. Holder's method of accounting for federal income tax purposes. Payments of qualified stated interest are payments of interest which are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a qualifying rate, including a single fixed rate over the entire term of a note.


    A U.S. Holder of a note will be required to include in income the U.S. dollar value of qualified stated interest paid on a note. The amount of interest income so realized by a U.S. Holder that uses the cash method of tax accounting will be the U.S. dollar value of the euro payment based on the spot rate of exchange on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars.


    A U.S. Holder that uses the accrual method of tax accounting will accrue qualified stated interest on a note in Euros, and will translate the accrued amount into U.S. dollars using the average rate of exchange for the accrual period (generally, the simple average of the spot exchange rates for each business day of such period or other average exchange rate for the period reasonably derived and consistently applied by the holder) or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. At the time the interest so accrued in a prior accrual period is received, the U.S. Holder will realize exchange gain or loss equal to the difference, if any, between the amount determined by converting the amount of the payment received into U.S. dollars at the spot rate in effect on the date such payment is received and the amount of interest income previously accrued for such period. Such exchange gain or loss, if any, will be ordinary gain or loss and generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the Internal Revenue Service.

    A U.S. Holder may elect to translate accrued interest income into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. A U.S. Holder that makes such an election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service.

    For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the Internal Revenue Service has the authority to determine the spot rate.

    ORIGINAL ISSUE DISCOUNT

    Because the "issue price" of the notes will be less than their stated redemption price at maturity, the notes will be treated as issued with OID, and, subject to the discussion regarding "DE MINIMIS

OID," below, each holder will be required to include in income (regardless of whether such holder is a cash or accrual basis taxpayer) in each taxable year, in advance of the receipt of corresponding cash payments on such notes, that portion of the OID, computed on a constant yield basis as described below, attributable to each day during such year on which the holder held the notes. The amount of OID with respect to each note will be equal to the excess of (i) its stated redemption price at maturity over (ii) its issue price. The stated redemption price at maturity of each note will include all payments to be made in respect thereof, including payments of the principal amount and any stated interest payments other than payments of qualified stated interest. The "issue price" of the notes is the first price at which a substantial amount of the notes is sold to the public.

    A holder of a debt instrument issued with OID generally is required to include in gross income for U.S. federal income tax purposes an amount equal to the sum of the "daily portions" of such OID for all days during the taxable year on which the holder holds the debt instrument. However, if the amount of OID determined as described above is "DE MINIMIS OID," then the notes will be treated as if there is no OID. The notes will have DE MINIMIS OID if the total amount thereof is less than the product of (a) 0.25%, (b) the number of full years from the issue date to the maturity date of the note and (c) the stated redemption price at maturity. Holders of notes issued with DE MINIMIS OID generally must include the DE MINIMIS OID in income at the time payments (other than qualified stated interest) on the notes are made in proportion to the amount paid. Any amount of DE MINIMIS OID included in income will generally be treated as capital gain.

    The daily portions of OID required to be included in a holder's gross income in a taxable year will be determined upon a constant-yield basis by allocating to each day during the taxable year on which the holder holds the debt instrument a pro-rata portion of the OID on such debt instrument which is attributable to the "accrual period" in which such day is included. An accrual period with respect to a note may be any length and may vary in length over the term of the note as long as (i) no accrual period is longer than one year and
(ii) each scheduled payment of interest or principal on the note occurs on either the final or first day of an accrual period. The amount of the OID attributable to any "accrual period" will be an amount equal to the excess, if any, of (a) the product of the "adjusted issue price" of the note at the beginning of such accrual period and the "yield to maturity" of the debt instrument (stated in a manner appropriately taking into account the length of the accrual period) over (b) the amount of any qualified stated interest allocable to the accrual period. The "yield to maturity" is the discount rate that, when used in computing the present value of all payments to be made under the notes, produces an amount equal to the issue price of the notes. The "adjusted issue price" of a debt instrument at the beginning of an accrual period is defined generally as the issue price of a debt instrument plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the debt instrument other than payments of qualified stated interest. Accordingly, a holder of a note will be required to include OID in gross income for U.S. federal income tax purposes in advance of the receipt of cash in respect of such income. In general, payments on a note issued with OID, other than payments of qualified stated interest, will be treated first as a payment of accrued but previously unpaid OID, to the extent thereof, and then as payment of principal. A holder's tax basis in the notes will be increased by any amounts of OID included in income by such holder, and will be decreased by any payments received by such holder with respect to the notes, other than payments of qualified stated interest. The amount of OID allocable to the initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of OID allocable to the final accrual period at maturity of the note will be the difference between (i) the amount payable at maturity of the note, and
(ii) the note's adjusted issue price as of the beginning of the final accrual period.


    A U.S. Holder of a note will be required to include in income the U.S. dollar value of the amount of OID and, if applicable, market discount (provided an election is made to accrue the market discount currently (see "Market Discount")) that has accrued during the accrual period. The U.S. dollar value of such accrued income will be determined in the same manner discussed above with respect to qualified stated interest received by U.S. Holders that are on an accrual method of tax accounting (see "Payments of Stated Interest on the Notes"). At the time the interest so accrued in a prior accrual period is received, the U.S. Holder will realize exchange gain or loss equal to the difference, if any, between the spot rate of the euro received by the U.S. Holder and the amount of interest income previously accrued for such period. Such exchange gain or loss, if any, will be ordinary gain or loss and generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the Internal Revenue Service.


    APPLICABLE HIGH YIELD DISCOUNT OBLIGATIONS

    If the yield to maturity on the notes equals or exceeds the sum of (x) the AFR (as determined under Section 1274(d) of the Internal Revenue Code) in effect for the month in which the notes are issued and (y) five percent, and the OID on the notes is "significant," the notes will be considered "applicable high yield discount obligations." A debt instrument generally has "significant" OID if, as of the close of any accrual period ending more than five years after the date of issue, the excess of the aggregate interest (including OID) that would have accrued on the obligation over the aggregate interest (including OID) that would be required to be paid thereunder before the close of such period exceeds the product of the issue price of the instrument and its yield to maturity. If the notes are applicable high yield discount obligations, we will not be entitled to a deduction for OID accrued on such notes for U.S. federal income tax purposes until such time as we actually pay the accrued OID. In addition, if the yield to maturity on the notes exceeds the sum of (x) the AFR and (y) six percent (such excess referred to as the "disqualified yield"), the deduction for OID accrued on the notes will be permanently disallowed to the extent such OID is attributable to disqualified yield on the notes ("dividend-equivalent interest"). Solely for purposes of the dividends-received deduction (and not for purposes of determining the amount includible in income), such dividend-equivalent interest will be treated as a dividend to the extent it is deemed to have been paid out of our current or accumulated earnings and profits, if any. In such event, a holder that is a corporation may be entitled to a dividends-received deduction with respect to any dividend-equivalent interest received by such corporate holder in respect of the notes.

    MARKET DISCOUNT

    If a U.S. Holder acquires a note for an amount that is less than the sum of the issue price plus any previously included OID, the amount of the difference will be treated as "market discount," unless such difference is less than a specified de minimis amount. Under the market discount rules of the Internal Revenue Code, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition (including a gift) of, a note as ordinary income to the extent of any accrued market discount that has not previously been included in income. Market discount generally accrues on a straight-line basis over the remaining term of the note unless the U.S. Holder elects to accrue market discount on a constant yield method based on compounding interest. A U.S. Holder may not be allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such note.

    A U.S. Holder may elect to include market discount in income currently as it accrues (either on a straight-line basis or, if the U.S. Holder so elects, on a constant-yield basis), in which case the interest deferral rule set forth in the preceding paragraph will not apply. Such an election will apply to all market discount bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service.

    A U.S. Holder of notes that elects not to include market discount in income currently as it accrues, must translate such market discount into U.S. dollars at the spot rate on the date that the notes are disposed of. No part of such accrued market discount is treated as exchange gain or loss. A

U.S. Holder that elects to include market discount in income currently as it accrues must translate such market discount at the average exchange rate for the accrual period.

    AMORTIZATION OF BOND PREMIUM

    A U.S. Holder that purchases a note for an amount in excess of the sum of all remaining payments due on the note after the purchase date (other than payments of qualified stated interest) will be considered to have purchased the note at a premium. Such holder may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the note, subject to special rules for early redemption provisions. Such election, once made, generally applies to all debt instruments held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service. A U.S. Holder that elects to amortize such premium must reduce its tax basis in the note by the amount of the premium amortized during its holding period. If a U.S. Holder does not elect to amortize bond premium, the amount of such premium will be included in the U.S. Holder's tax basis for purposes of computing gain or loss in connection with a taxable disposition of the note.


    Amortizable bond premium in respect of a note will be computed in, and, if an election is made to amortize such premium, will reduce interest income in, euros. At the time amortized bond premium offsets interest income, exchange gain or loss, which will be taxable as ordinary income or loss, will be realized with respect to amortized bond premium on such note based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on such note and the spot rate of exchange on the date on which the U.S. Holder acquired the note. With respect to a U.S. Holder that does not elect to amortize bond premium, the amount of bond premium will constitute a loss when the note matures.


    MANDATORY REDEMPTION

    We may become obligated to redeem the notes at certain times and under certain circumstances described elsewhere herein. The Treasury Regulations issued under the provisions of the Internal Revenue Code relating to OID contain rules for determining the yield and maturity of debt instruments that are subject to certain options or other contingent payments. Pursuant to those regulations, we believe that neither we nor any holders of the notes should be deemed to exercise any of the options described in this prospectus, and thus, the existence of these options should not affect the calculation of the yield and maturity of the notes.

    SALE OR OTHER DISPOSITION

    In general, upon the sale, exchange or redemption of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (not including any amount attributable to accrued but unpaid qualified stated interest, which will be taxable as described above) and (ii) the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will be equal to the cost of the note to such U.S. Holder increased by the amount of any market discount and OID previously included in income by the U.S. Holder and reduced by the amount of any amortized bond premium and all payments received by the U.S. Holder (other than payments of qualified stated interest).

    Except with respect to any market discount on the notes, as described above, gain or loss realized on the sale, exchange or redemption of a note will be capital gain or loss. Capital gain recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to a maximum federal income tax rate of 20% if the U.S. Holder held the note for more than one year. The deductibility of capital losses is subject to limitations.

    To the extent that the exchange rate on the date of the sale, exchange or redemption of a note differs from the exchange rate on the date the U.S. Holder acquired the note, the U.S. Holder will realize exchange gain or loss, which will be ordinary income or loss and which will not be treated as interest income or expense. Such foreign currency gain or loss will be realized only to the extent of the total gain or loss realized by a U.S. Holder on the sale, exchange or redemption of the note. A U.S. Holder will have a tax basis in euros received on the sale, exchange or redemption of a note equal to the U.S. dollar value of the euros, determined at the time of such sale, exchange or redemption.



    In addition, foreign currency exchange gain or loss, if any, must be recognized by a U.S. Holder upon conversion of euros received as interest payments into U.S. Dollars.


NON-U.S. HOLDERS

    In general, payments of principal or interest (including OID) on the notes by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided, in the case of interest or accrued OID, that (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Viatel entitled to vote, within the meaning of Section 871(h)(3) of the Internal Revenue Code, (ii) such Non-U.S. Holder is not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Internal Revenue Code and Treasury Regulations thereunder (summarized below) are satisfied.

    A Non-U.S. Holder of a note will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note (other than amounts attributable to accrued but unpaid qualified stated interest or OID, which may be subject to the rules regarding interest described above) unless (i) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, or (iii) the Non-U.S. Holder is subject to Internal Revenue Code provisions applicable to certain U.S. expatriates.

    To satisfy the certification requirements referred to above, (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent that such owner is a Non-U.S. Holder and must provide such owner's name and address, and U.S. taxpayer identification number ("TIN"), if any, which certification may be made on IRS Form W-8BEN, or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner must certify, under penalties of perjury, to us or our paying agent, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof.

    For payments made after December 31, 2000, in the case of notes held by a foreign partnership, the partnership, in addition to providing an IRS Form W-8IMY, must attach an IRS Form W-8BEN received from each partner.

    If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note or gain realized on the sale, exchange or other disposition of the note is effectively connected with the conduct of such trade or business (and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that certification requirements are met), will generally be subject to regular U.S. income tax on such interest, including OID, or gain in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, the Non-U.S. Holder will be required to provide us or our paying agent with a properly executed IRS Form 4224 or, for payments after December 31, 2000, an IRS Form W-8ECI in order to claim an exemption from withholding tax. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

    Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Backup withholding at a rate of 31% may apply to payments made in respect, and gross proceeds from the sale, exchange or disposition of, a note to a holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note must be reported to the Internal Revenue Service, unless the holder is an exempt recipient or otherwise establishes an exemption.

    In the case of payments to a Non-U.S. Holder of interest on a note, backup withholding and information reporting will not apply if such Non-U.S. Holder furnishes a certificate of foreign status on IRS Form W-8BEN, W-8ECI or W-8IMY or otherwise establishes an exemption (provided that neither we nor our paying agent has actual knowledge or, for payments made after December 31, 2000, reason to know, that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

    Payments of the proceeds of a sale of a note to or through a foreign office of a broker that is (i) a U.S. person, (ii) a controlled foreign corporation,
(iii) a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the United States or (iv) with respect to payments made after December 31, 2000, a foreign partnership with certain connections in the United States, are currently subject to certain information reporting requirements (but not back-up withholding) unless the payee is an exempt recipient or the broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge or, for payments made after December 31, 2000, reason to know that such evidence is false and certain other conditions are met. Payments of the proceeds of a sale of a note to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to the payee's status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent or broker who is responsible for receiving or reviewing such statement has actual knowledge or, for payments made after December 31, 2000, reason to know that it is false) and provides such payee's name and address or the payee otherwise establishes an exemption.

    Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld under the backup withholding rules from a payment to a holder of a note will be allowed as a refund or credit against such holder's U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a copy of this prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for existing notes where such existing notes were acquired by such broker-dealer for its own account as a result of market-making or other trading activities. For a period of 180 days after the closing of the exchange offer, we will use our best efforts to maintain the effectiveness of the registration statement of which this prospectus forms a part and to amend and supplement this prospectus in order to permit this prospectus to be lawfully delivered by any broker-dealer for use in connection with any such resale. In addition, until October 20, 2000, all dealers effecting transactions in notes may be required to deliver a prospectus.

    We will not receive any proceeds from the exchange of existing notes for exchange notes or from the sale of exchange notes by any broker-dealer or any other person. Exchange notes received by broker-dealers for their own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, and at market prices prevailing at the time of resale, or at the prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker or dealer and/or the purchasers of any exchange notes. Any broker or dealer that resells exchange notes that were received by it for its own account pursuant to this exchange offer and any person that participates in the distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit from any such resale of exchange notes or any commissions or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. Each letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    We have agreed to pay all expenses incidental to the exchange offers other than commissions or concessions of any broker-dealer and will indemnify holders of the existing notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the exchange notes will be passed upon for us by Kelley Drye & Warren LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedule of Viatel, Inc. and subsidiaries as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999, have been included herein and incorporated herein by reference and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Destia Communications, Inc. and subsidiaries as of December 31, 1997 and 1998 and for each of the three years ended December 31, 1998, incorporated in this prospectus by reference to Destia Communications, Inc.'s Annual Report on Form 10-K for the year ended
December 31, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

    The financial statements of New Comms.UK (a fully integrated business of AT&T Corp.), also referred to in this registration statement as "Comms UK", as of December 31, 1999 and 1998 and for the years ended December 31, 1999 and 1998 incorporated in this registation statement by reference to Viatel, Inc.'s
Form 8-K/A dated May 12, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

    If we cease to be subject to the informational reporting requirements of the Securities Exchange Act, we have agreed that, so long as any notes remain outstanding, we will attempt to have accepted by the SEC and distribute to holders of the notes, copies of the financial information that would have been contained in annual reports and quarterly reports, including management's discussion and analysis of financial condition and results of operations, that we would have been required to file with the SEC pursuant to the Securities Exchange Act. Such financial information shall include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year. We will also make such reports available to prospective purchasers of the notes, securities analysts and broker-dealers upon their request. In addition, we have agreed that for so long as any of the notes remain outstanding we will make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as we have either exchanged the notes for securities identical in all material respects which have been registered under the Securities Act or until such time as the holders thereof have disposed of the notes pursuant to an effective registration statement filed by us.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to those filings. You should review the complete document to evaluate these statements.

    The SEC allows us to incorporate by reference much of the information we file with them. This means that we can disclose important information to you by referring to those documents that are considered part of this prospectus. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. We incorporate by reference the documents listed below:


    - Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the SEC on April 14, 2000;

    - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as filed with the SEC on August 14, 2000.



    - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as filed with the SEC on May 15, 2000;



    - Current Reports on Form 8-K, as filed with the SEC on December 17, 1999 and February 16, March 14, March 30, April 3 and April 7, 2000;



    - Amendment to the Current Report on Form 8-K, as filed with the SEC on May 12, 2000, which contains the audited financial statements of New Comms.UK (a fully intergrated business of AT&T Corp.);



    - the description of our common stock, par value $.01 (the "common stock") contained in our registration statement on Form 8-A (Registration
      No. 000-21261) filed with the SEC on August 27, 1996, under Section 12 of the Securities Exchange Act; and



    - all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, after the date of this prospectus and prior to the termination of the offering of securities.


    We are also incorporating certain information regarding Destia Communications, Inc. into this prospectus by reference. This means that we can disclose information to you about Destia's historical operations by referring you to a document Destia filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included in a subsequently filed document or directly in this document. YOU SHOULD NOTE THAT THESE INCORPORATED DOCUMENTS REFLECT DESTIA'S OPERATIONS PRIOR TO ITS ACQUISITION BY US.


    This prospectus includes the documents, or sections thereof, listed below that have been previously filed with the SEC and that are not included in or delivered with this document:



    - The audited financial statements contained in Destia Communications Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998, as filed with the SEC on March 31, 1999; and



    - The unaudited financial statements contained in Destia
      Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed by Destia with the SEC on November 15, 1999; Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as filed with the SEC on August 13, 1999; and Quarterly Report on Form 10-Q for the Quarter ended March 31, 1999, as filed with the SEC on May 17, 1999.



    You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address:


Viatel, Inc.
685 Third Avenue
New York, New York 10017.
Attention: Glenn Davidson,
Senior Vice President,
Corporate Communications and External Affairs
(212) 350-9200.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      PAGE
                                                              --------------------
VIATEL, INC. AND SUBSIDIARIES

Independent Auditors' Report................................                   F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................                   F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999..........................                   F-4

Consolidated Statements of Comprehensive Loss for the Years
  Ended
  December 31, 1997, 1998 and 1999..........................                   F-5

Consolidated Statements of Stockholders' Equity (Deficiency)
  for the
  Years Ended December 31, 1997, 1998 and 1999..............                   F-6

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................                   F-7

Notes to Consolidated Financial Statements for the Years
  Ended December 31, 1997, 1998 and 1999....................                   F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Viatel, Inc.:

    We have audited the accompanying consolidated balance sheets of Viatel, Inc. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficiency), and cash flows for each of the years in the three-year period ended
December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viatel, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

New York, New York
March 1, 2000

                         VIATEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 1998         1999
                                                              ----------   ----------
                           ASSETS

Current Assets:
  Cash and cash equivalents.................................  $  329,511   $  373,044
  Restricted cash equivalents...............................      10,310        9,632
  Restricted marketable securities..........................      50,870      125,581
  Marketable securities.....................................     171,771           --
  Trade accounts receivable, net of allowance for doubtful
    accounts of $4,722 and $10,034, respectively............      28,517      115,103
  VAT receivables, net......................................      12,561       37,867
  Prepaid expenses and other current assets.................       3,260       16,789
                                                              ----------   ----------
    Total current assets....................................     606,800      678,016

Restricted marketable securities, non-current...............      83,343       62,547
Property and equipment, net.................................     267,316      884,328
Cash securing letters of credit for network construction....          --       50,165
Intangible assets, net......................................      45,908    1,011,659
Other assets................................................       5,744       17,382
                                                              ----------   ----------
  Total assets..............................................  $1,009,111   $2,704,097
                                                              ==========   ==========
     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
  Accrued telecommunications costs..........................  $   26,518   $   77,333
  Accounts payable and other accrued expenses...............      23,656      156,218
  Property and equipment purchases payable..................      97,288       87,810
  Accrued interest..........................................      12,240       37,545
  Liability under joint construction agreement..............       9,523        4,918
  Current installments of notes payable.....................       3,199       24,997
  Current installments of obligations under capital
    leases..................................................       5,719       10,337
                                                              ----------   ----------
    Total current liabilities...............................     178,143      399,158
                                                              ----------   ----------
Long-term liabilities:
  Long-term debt, excluding current installments............     896,503    1,680,885
  Notes payable and obligations under capital leases,
    excluding current installments..........................      24,636       86,663
                                                              ----------   ----------
    Total long-term liabilities.............................     921,139    1,767,548
                                                              ----------   ----------
Series A Redeemable Convertible Preferred Stock, $.01 par
  value; Authorized 718,042 Shares; issued and outstanding
  461,258 shares and none, respectively.....................      47,121       --
                                                              ----------   ----------
Commitments and contingencies
Stockholders' equity (deficiency):
  Preferred Stock, $.01 par value. Authorized 1,281,958
    shares, no shares issued and outstanding................      --           --
  Common Stock, $.01 par value. Authorized 150,000,000
    shares; issued and outstanding 23,184,465 and 47,093,361
    shares, respectively....................................         232          471
  Additional paid-in capital................................     128,357    1,066,964
  Unearned compensation.....................................      --           (5,768)
  Accumulated other comprehensive loss......................      (6,246)     (45,464)
  Accumulated deficit.......................................    (259,635)    (478,812)
                                                              ----------   ----------
    Total stockholders' equity (deficiency).................    (137,292)     537,391
                                                              ----------   ----------
    Total liabilities and stockholders' equity
      (deficiency)..........................................  $1,009,111   $2,704,097
                                                              ==========   ==========

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                1997       1998        1999
                                                              --------   ---------   ---------
Revenue:
  Communication services revenue............................  $ 73,018   $ 131,938   $ 248,600
  Capacity sales............................................        --       3,250      84,501
                                                              --------   ---------   ---------
    Total revenue...........................................    73,018     135,188     333,101
                                                              --------   ---------   ---------
Operating expenses:
  Cost of services and sales................................    63,504     122,109     250,574
  Selling, general and administrative.......................    36,077      44,893     100,559
  Depreciation and amortization.............................     7,717      16,268      75,911
  Restructuring and impairment..............................        --          --      13,206
                                                              --------   ---------   ---------
    Total operating expenses................................   107,298     183,270     440,250
                                                              --------   ---------   ---------
Other income (expense):
  Interest income...........................................     3,686      28,259      26,722
  Interest expense..........................................   (12,450)    (79,177)   (137,409)
                                                              --------   ---------   ---------
Loss before extraordinary loss..............................   (43,044)    (99,000)   (217,836)
  Extraordinary loss on debt prepayment.....................        --     (28,304)         --
                                                              --------   ---------   ---------
Net loss....................................................   (43,044)   (127,304)   (217,836)
  Dividends on redeemable convertible preferred stock.......        --      (3,301)     (1,341)
                                                              --------   ---------   ---------
Net loss attributable to common stockholders................  $(43,044)  $(130,605)  $(219,177)
                                                              ========   =========   =========
Loss per common share, basic and diluted:
    Before extraordinary item...............................  $  (1.90)  $   (4.44)  $   (7.43)
    From extraordinary item.................................  $     --   $   (1.23)  $      --
                                                              --------   ---------   ---------
    Net loss per common share attributable to common
      stockholders..........................................  $  (1.90)  $   (5.67)  $   (7.43)
                                                              ========   =========   =========
  Weighted average common shares outstanding,
    basic and diluted.......................................    22,620      23,054      29,518
                                                              ========   =========   =========

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                 (IN THOUSANDS)

                                                                1997       1998        1999
                                                              --------   ---------   ---------
Net loss....................................................  $(43,044)  $(127,304)  $(217,836)
  Foreign currency translation adjustments..................    (4,494)       (890)    (39,218)
                                                              --------   ---------   ---------
Comprehensive loss..........................................  $(47,538)  $(128,194)  $(257,054)
                                                              ========   =========   =========

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                      NUMBER OF                                            ACCUMULATED
                                        COMMON                ADDITIONAL                      OTHER
                                        STOCK       COMMON     PAID-IN       UNEARNED     COMPREHENSIVE   ACCUMULATED
                                        SHARES      STOCK      CAPITAL     COMPENSATION       LOSS          DEFICIT       TOTAL
                                      ----------   --------   ----------   ------------   -------------   -----------   ---------
BALANCE AT JANUARY 1, 1997..........  22,513,226     $225     $  125,236     $  (130)       $   (862)      $ (85,986)   $  38,483
Stock options exercised.............     122,041        1            425      --              --              --              426
Earned compensation.................      --         --           --              65          --              --               65
Foreign currency translation
  adjustment........................      --         --           --          --              (4,494)         --           (4,494)
Net loss............................      --         --           --          --              --             (43,044)     (43,044)
                                      ----------     ----     ----------     -------        --------       ---------    ---------
BALANCE AT DECEMBER 31, 1997........  22,635,267      226        125,661         (65)         (5,356)       (129,030)      (8,564)
Stock options exercised.............     174,198        2            945      --              --              --              947
Issuance costs of Series A
  Redeemable Convertible Preferred
  Stock.............................      --         --           (1,620)     --              --              --           (1,620)
Issuance of common stock related to
  business purchase.................     375,000        4          3,371      --              --              --            3,375
Earned compensation.................      --         --           --              65          --              --               65
Foreign currency translation
  adjustment........................      --         --           --          --                (890)         --             (890)
Dividends on Series A Redeemable
  Convertible Preferred Stock.......      --         --           --          --              --              (3,301)      (3,301)
Net loss............................      --         --           --          --              --            (127,304)    (127,304)
                                      ----------     ----     ----------     -------        --------       ---------    ---------
BALANCE AT DECEMBER 31, 1998........  23,184,465      232        128,357      --              (6,246)       (259,635)    (137,292)
Conversion of Series A Redeemable
  Convertible Preferred Stock.......   3,671,316       37         48,425          --              --              --       48,462
Conversion of subordinated debt.....     943,916        9         12,320          --              --              --       12,329
Stock options exercised.............     436,344        4          2,850          --              --              --        2,854
Issuance of common stock for
  acquisition.......................  14,299,969      143        560,559          --              --              --      560,702
Options and warrants issued for
  acquisition.......................          --       --        111,573          --              --              --      111,573
Restricted shares issued............     152,351        2          6,550      (6,552)             --              --           --
Earned compensation.................          --       --             --         784              --              --          784
Issuance of common stock for
  services..........................      90,000        1          4,499          --              --              --        4,500
Common stock offering...............   4,315,000       43        191,831          --              --              --      191,874
Foreign currency translation
  adjustment........................          --       --             --          --         (39,218)             --      (39,218)
Dividends on Series A Redeemable
  Convertible Preferred Stock.......          --       --             --          --              --          (1,341)      (1,341)
Net loss............................          --       --             --          --              --        (217,836)    (217,836)
                                      ----------     ----     ----------     -------        --------       ---------    ---------
BALANCE AT DECEMBER 31, 1999........  47,093,361     $471     $1,066,964     $(5,768)       $(45,464)      $(478,812)   $ 537,391
                                      ==========     ====     ==========     =======        ========       =========    =========

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                                                1997        1998        1999
                                                              ---------   ---------   ---------
Cash flows from operating activities:
  Net loss..................................................  $ (43,044)  $(127,304)  $(217,836)
  Adjustments to reconcile net loss to net cash used in
      operating
      activities:
    Depreciation and amortization...........................      7,717      16,268      75,911
    Accreted interest expense on long term debt.............     12,479      35,417      38,047
    Provision for losses on accounts receivable.............      2,733       4,225      11,511
    Asset impairments.......................................         --          --       9,098
    Restructuring accrual...................................         --          --       3,905
    Extraordinary loss on debt prepayment...................         --      28,304          --
    Earned stock compensation...............................         65          65         784
  Changes in operating assets and liabilities, net of effect of
      acquisitions:
    Increase in accounts receivable and accrued interest....     (6,221)    (20,302)    (27,292)
    Increase in notes receivable............................         --          --      (7,862)
    Increase in accrued interest expense on Senior Notes....         --      11,969      15,715
    Increase in prepaid expenses and other receivables......     (3,482)     (8,291)    (36,071)
    Increase in other assets and intangible assets..........     (1,022)    (12,625)     (1,303)
    Increase in accrued telecommunications costs, accounts
      payable, and other accrued expenses...................      8,250      11,956         568
                                                              ---------   ---------   ---------
      Net cash used in operating activities.................    (22,525)    (60,318)   (134,825)
                                                              ---------   ---------   ---------
  Cash flows from investing activities:
    Capital expenditures....................................    (34,190)    (94,674)   (527,327)
    Cash paid for acquisitions, net of cash acquired........         --      (5,000)     39,998
    Purchase of marketable securities.......................    (49,098)   (310,625)   (217,519)
    Proceeds from maturity of marketable securities.........     40,124      60,307     349,042
    Cash securing letters of credit for network
      construction..........................................         --          --     (50,165)
                                                              ---------   ---------   ---------
      Net cash used in investing activities.................    (43,164)   (349,992)   (405,971)
                                                              ---------   ---------   ---------
  Cash flows from financing activities:
    Proceeds from issuance of senior notes,
      senior discount notes and convertible debentures......         --     845,752     425,635
    Proceeds from issuance of subordinated
      convertible preferred stock...........................         --      42,198          --
    Repayment of senior discount notes......................         --    (119,282)         --
    Deferred financing costs................................         --     (31,547)    (22,166)
    Proceeds from exercise of stock options.................        426         947       2,854
    Proceeds from common stock offering.....................         --          --     191,874
    Borrowings on notes payable.............................     11,121          --          --
    Payments under capital leases...........................       (525)     (5,480)     (4,322)
    Repayment of notes payable and bank credit line.........       (336)     (3,553)     (4,484)
    Borrowings under bank credit line.......................        600          --          --
                                                              ---------   ---------   ---------
      Net cash provided by financing activities.............     11,286     729,035     589,391
                                                              ---------   ---------   ---------
Effects of exchange rate changes on cash....................       (297)         --      (5,740)
                                                              ---------   ---------   ---------
Net (decrease) increase in cash and cash equivalents........    (54,700)    318,725      42,855
Cash and cash equivalents at beginning of year..............     75,796      21,096     339,821
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year....................  $  21,096   $ 339,821   $ 382,676
                                                              =========   =========   =========

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1998 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) DESCRIPTION OF BUSINESS

    Viatel, Inc. and subsidiaries (collectively, the "Company") is a provider of ALL DISTANCE communication services to individuals, corporations, internet service providers and other communications carriers in Europe and North America. The Company is a licensed provider of telecommunications services in ten European countries and the United States. The Company owns and operates international telecommunications networks and is also the owner, operator and builder of a Western European fiber optic network.

    (B) PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries from their respective dates of acquisition. All significant inter-company balances and transactions have been eliminated in consolidation.

    (C) CASH AND CASH EQUIVALENTS

    The Company's policy is to maintain its uninvested cash at minimum levels. Unrestricted cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less.

    (D) REVENUE AND COST OF SERVICES AND SALES

    The Company records communication services revenue as earned at the time services are provided. The related cost of communication services is reported in the same period.

    Revenue from capacity sales mainly represents indefeasible-rights-of-use ("IRUs") for portions of the network that qualify for sales-type lease accounting. Transactions that do not meet the criteria for sales-type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease.

    Cost of capacity in any period is determined based upon the ratio of total capacity sold and total anticipated capacity to be utilized multiplied by the related total costs of the relevant portion of the Company's network.

    In June 1999, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66" ("FIN 43") which is applicable for all contracts entered into after June 30, 1999. FIN 43 requires that a lease of property improvements or integral equipment include a provision allowing title to transfer to the lessee in order for that lease to be accounted for as a sales-type lease.

    The Company recognizes revenue in accordance with FIN 43 and the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". However, accounting practices and guidance for sales of IRUs is evolving. Standard setting bodies are currently reviewing a number of issues related to FIN 43 and other related issues will probably be referred to these bodies. Changes in the accounting treatment as a result of the foregoing could affect the way that the Company recognizes revenue and costs associated with these capacity sales in the future.

    (E) PROPERTY AND EQUIPMENT

    Property and equipment consists principally of telecommunications related equipment such as switches, fiber optic cable systems, remote nodes and related computer software and is stated at cost. Assets acquired under capital leases are stated at the present value of the future minimum lease

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) payments. The Company also capitalizes certain software development costs for internal use. Maintenance and repairs are expensed as incurred.

    Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the lease or useful life of the improvement, whichever is shorter. The estimated useful lives are as follows:

Communications systems......................................  5 to 7 years
Fiber optic cable systems...................................  10 to 20 years
Leasehold improvements......................................  2 to 5 years
Furniture, office and computer equipment and other..........  2 to 5 years

    (F) INTANGIBLE ASSETS

    Deferred financing and registration fees represent costs incurred to issue and register debt and are being amortized over the term of the related debt.

    Costs of licenses issued by governing bodies are being amortized on a straight-line basis over the lesser of 25 years or the term of the license.

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefitted, which is five to seven years.

    Acquired customer base and acquired employee base represent intangible assets associated with acquisitions and are being amortized on a straight-line basis over three to seven years.

    (G) INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period it occurs.

    (H) FOREIGN CURRENCY TRANSLATION

    A significant portion of the Company's assets are foreign currency denominated and as such are subject to fluctuations in value due to movements in foreign exchange rates. Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as part of the foreign currency translation adjustment in stockholders' equity. Gains and losses from foreign currency transactions are included in selling, general and administrative expenses in the period in which they occur. For the years ending December 31, 1997, 1998 and 1999, the Company experienced no material exchange transaction gains or losses.

    (I) NET LOSS PER SHARE

    Basic earnings per share ("EPS") is computed by dividing income or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Net loss and weighted average shares outstanding used for computing diluted loss per common share were the same as that used for computing basic loss per common share for each of the years ended December 31, 1997, 1998 and 1999.

    The Company had potentially dilutive securities of 1.1 million (consists of stock options), 7.2 million (consists of 2.6 million of stock options;
3.7 million of convertible preferred stock on an "as if" converted basis; and .9 million subordinated convertible debt on an "as if" converted basis) and 6.0 million (consists of 5.7 million of stock options and .3 million of warrants) for the years ended December 31, 1997, 1998 and 1999, respectively. These potentially dilutive securities were not included in the computation of diluted net loss per common share because they were antidilutive for the periods presented.

    (J) FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    At December 31, 1998 and 1999, the company's financial instruments included cash, cash equivalents, investments, receivables, accounts payable, accrued interest and borrowings. The fair values, at December 31, 1998 and 1999, of cash and cash equivalents, receivables, accounts payable and accrued interest approximated their carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments and the related carrying costs are as follows (in thousands):

                                          1998                    1999
                                   -------------------   -----------------------
                                   CARRYING     FAIR      CARRYING       FAIR
                                    AMOUNT     VALUE       AMOUNT       VALUE
                                   --------   --------   ----------   ----------
Investments (see Note 2).........  $305,984   $305,984   $  188,128   $  188,128
Borrowings (see Note 8)..........  $896,503   $868,017   $1,680,885   $1,665,462

    Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. The Company does not believe there is any concentration of credit risk on trade receivables as a result of the large and diverse nature of the Company's worldwide customer base.

    During 1998, one customer, LD Exchange.com, accounted for 10.6% of the Company's revenues. No one customer represented more than 10% of the Company's total revenues for 1999 and 1997.

    (K) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    (L) STOCK OPTION PLAN

    The Company accounts for its stock option plans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 which allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123. See Note 13.

    (M) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    (N) ADDITIONAL ACCOUNTING POLICIES

    Additional accounting policies are incorporated into the notes herein.

    (O) RECLASSIFICATIONS

    Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2) INVESTMENTS IN DEBT SECURITIES

    Management determines the appropriate classification of its investments in debt securities at the time of purchase and classifies them as held to maturity or available for sale. These investments are diversified among high credit quality securities in accordance with the Company's investment policy. Debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company does not invest in securities for trading purposes and as such does not classify any securities as trading.

    The cost of debt securities classified as held to maturity is adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Such amortization and accretion are included in interest income. There were no securities classified as available-for-sale as of December 31, 1998 and 1999.

    The following is a summary of the amortized cost, which approximates fair value, of securities held to maturity at December 31 (in thousands):

                                                            1998       1999
                                                          --------   --------
European corporate debt securities......................  $122,299   $     --
U.S. corporate debt securities..........................    49,472         --
                                                          --------   --------
    Total...............................................  $171,771   $     --
                                                          ========   ========

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(2) INVESTMENTS IN DEBT SECURITIES (CONTINUED)
    The following is a summary of the amortized cost, which approximates fair value, of restricted securities held to maturity at December 31 (in thousands):

                                                            1998       1999
                                                          --------   --------
U.S. Treasury obligations...............................  $105,508   $147,586
German government obligations...........................    28,705     40,542
                                                          --------   --------
    Total...............................................  $134,213   $188,128
                                                          ========   ========

    The amortized cost, which approximates fair value, of restricted securities held to maturity at December 31, are shown below (in thousands):

                                                                1998       1999
                                                              --------   --------
Due within one year.........................................  $ 50,870   $125,581
Due after one year through two years........................    54,328     62,547
Due after two years.........................................    29,015         --
                                                              --------   --------
    Total...................................................  $134,213   $188,128
                                                              ========   ========

    There were no changes in the classification of any securities held to maturity or securities available for sale from the time of purchase to the time of maturity or sale. Restricted marketable securities are restricted for use in semi-annual interest payments of certain long term debt and are invested in U.S. and German government securities maturing on a schedule which approximates the required interest payments.

(3) PROPERTY AND EQUIPMENT

    Property and equipment consists of the following as of December 31 (in thousands):

                                                                1998       1999
                                                              --------   --------
Communications systems......................................  $ 96,193   $698,483
Construction in progress....................................   172,630    210,671
Furniture, office and computer equipment and other..........    16,450     25,707
Software....................................................     1,859     13,481
Leasehold improvements......................................     6,651     11,926
                                                              --------   --------
                                                               293,783    960,268
Less accumulated depreciation and amortization..............    26,467     75,940
                                                              --------   --------
                                                              $267,316   $884,328
                                                              ========   ========

    At December 31, 1998 and 1999, construction in progress primarily represents construction of the Western European fiber optic network. For the years ended December 31, 1997, 1998 and 1999, $0.2 million, $3.3 million and $10.1 million, respectively, of interest was capitalized.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(4) INTANGIBLE ASSETS

    Intangible assets consist of the following as of December 31 (in thousands):

                                                                1998        1999
                                                              --------   ----------
Goodwill....................................................  $ 8,744    $  842,555
Acquired customer base and employee base....................    --          130,956
Deferred financing..........................................   31,547        53,714
Licenses, trademarks and servicemarks.......................   10,237         9,495
                                                              -------    ----------
                                                               50,528     1,036,720
Less accumulated amortization...............................    4,620        25,061
                                                              -------    ----------
                                                              $45,908    $1,011,659
                                                              =======    ==========

    During 1999, the Company recognized and paid its obligation for contingent consideration for its 1998 acquisition of Flat Rate Communications, Inc. ("Flat Rate") based upon key operating performance targets met during the period ended March 31, 1999. Such contingent consideration has been recorded as goodwill and is being amortized over the remaining useful life.

(5) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consists of the following as of December 31 (in thousands):

                                                                1998       1999
                                                              --------   --------
Accounts payable............................................  $ 5,566    $ 78,677
Accrued expenses............................................   18,090      77,541
                                                              -------    --------
                                                              $23,656    $156,218
                                                              =======    ========

(6) ACQUISITIONS

    FLAT RATE COMMUNICATIONS, INC.

    On February 27, 1998, the Company acquired Flat Rate Communications, Inc., a long distance telecommunications reseller, for $5.0 million of cash, 375,000 shares of the Company's common stock and a $12.0 million cash contingent payment paid in 1999 based upon key operating performance targets achieved. The Company recorded the acquisition under the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess purchase price was approximately $20.4 million and is being amortized on a straight-line basis over its estimated useful life which is five years.

    DESTIA COMMUNICATIONS, INC.
    On August 27, 1999, the Company agreed to acquire Destia Communications, Inc. ("Destia") through a merger of Destia with one of the Company's subsidiaries. On December 8, 1999, the Company completed the merger and Destia became a wholly-owned subsidiary of the Company. Destia is a facilities-based provider of domestic and international long distance telecommunications services in Europe and North America. Its customer base consists of residential customers, commercial customers, ethnic groups and other telecommunications carriers. Destia offers a variety of retail

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(6) ACQUISITIONS (CONTINUED)
telecommunications services, including international and domestic long distance, Internet access and wireless services.

    Holders of Destia common stock received 0.445 shares (the exchange ratio) of the Company's common stock for each share of Destia common stock. In connection with the acquisition, the Company issued 14,299,969 shares of its common stock valued at $39.21 per share (total value of $560.7 million). Each outstanding option and warrant to acquire shares of Destia common stock was converted into an option or warrant to acquire shares of the Company on the basis of the exchange ratio described above.

    The purchase price for Destia was $901.9 million and was comprised of the issuance of common stock, the fair value of existing Destia options and warrants exchanged, issuance of 11.5% senior notes, the cash portion of the debt exchange offer and transaction costs. The options and warrants have been valued at their fair value using the Black-Scholes option pricing model. The acquisition has been accounted for under the purchase method of accounting. The purchase price has been preliminarily allocated based on estimated fair values at the date of acquisition, pending final determination of certain acquired balances. This preliminary allocation has resulted in intangible assets and goodwill of approximately $131.0 million and $822.3 million, respectively, which are being amortized on a straight-line basis over their estimated useful lives which are four to seven years and seven years, respectively. In connection with the Company's integration plan, the Company recorded liabilities related to the closing and termination of Destia facilities and lease and other contract costs of $9.6 million and severance related to Destia employees, of $2.2 million. The results of operations of Destia for December 1999 were included in the consolidated financial statements.

    The preliminary allocation of the purchase price is as follows (in thousands):

Current assets..............................................  $ 147,083
Property, equipment and leasehold improvements..............    163,389
Identifiable intangibles....................................    130,956
Other non-current assets....................................     15,982
Accounts payable and accrued expenses.......................   (139,153)
Debt........................................................   (238,629)
                                                              ---------
Fair value of net assets acquired...........................     79,628
Purchase price..............................................    901,898
                                                              ---------
Goodwill....................................................  $ 822,270
                                                              =========

    The following unaudited pro forma financial information presents the combined results of operations of Viatel, Destia, and Flat Rate, as if the acquisitions had occurred as of the beginning of 1998 and 1999, after giving effect to certain adjustments, including amortization of goodwill, depreciation expense, and increased interest expense on debt related to the acquisition. The unaudited

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(6) ACQUISITIONS (CONTINUED)
pro forma financial information does not necessarily reflect the results of operations that would have occurred had Viatel, Destia, and Flat Rate constituted a single entity during such periods.

        (in thousands, except per share data)

                                                        YEAR ENDED DECEMBER 31
                                                        -----------------------
                                                           1998         1999
                                                        ----------   ----------
                                                              (UNAUDITED)
    Revenue...........................................  $ 333,225    $ 618,915
    Loss before extraordinary loss....................   (319,942)    (465,032)
    Net loss attributable to common stockholders......   (351,547)    (466,373)
    Net loss per common share attributable to common
      stockholders....................................  $   (9.41)   $  (10.87)

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(7) NOTES PAYABLE AND OBLIGATIONS UNDER CAPITAL LEASES

    The Company was obligated under the following debt arrangements primarily in connection with equipment and capacity acquisitions:

        (in thousands)

                                                                        DECEMBER 31, 1999
                                                                 -------------------------------
                                                                 CURRENT    LONG-TERM    TOTAL
                                                                 --------   ---------   --------
        Obligations under capital leases (a)...................  $10,337     $37,164    $ 47,501
        Notes payable (b)......................................   16,954      25,211      42,165
        NTFC note (c)..........................................    8,043      24,288      32,331
                                                                 -------     -------    --------
                                                                 $35,334     $86,663    $121,997
                                                                 =======     =======    ========

                                                                          DECEMBER 31, 1998
                                                                  ----------------------------------
                                                                  CURRENT       LONG-TERM    TOTAL
                                                                  --------      ---------   --------
        Obligations under capital leases (a)....................   $5,719        $20,004    $25,723
        Notes payable (b).......................................    3,199          4,632      7,831
                                                                   ------        -------    -------
                                                                   $8,918        $24,636    $33,554
                                                                   ======        =======    =======

    (a) The Company has various lease agreements for IRUs, buildings housing switch sites, rights of way and other property.

    (b) The Company has assumed the obligations of six notes payable related to the purchase of cable lines and acquisitions entered into by Destia prior to its acquisition by the Company. These notes with an aggregate value of $37.9 million at December 31, 1999 bear interest at rates ranging from 5% to 12% and have final maturity dates from May 2001 to November 2008.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(7) NOTES PAYABLE AND OBLIGATIONS UNDER CAPITAL LEASES (CONTINUED)

    The Company has entered into Loan and Security Agreements pursuant to which the Company had outstanding borrowings of $7.8 million and $4.3 million at December 31, 1998 and 1999, respectively. Under the terms of these agreements, the Company is required to satisfy certain covenants and restrictions. As of December 31, 1999, the Company had received waivers to these convants. Obligations under these Loan and Security Agreements are secured by the grant of a security interest in certain telecommunications equipment as well as a portion of the payment obligations also being secured by letters of credit.

    (c) The Company has assumed the obligations of a credit facility with NTFC previously entered into by Destia prior to its acquisition by the Company. This credit facility provides for borrowings to fund certain equipment acquisition costs and related expenses. The facility provides for an aggregate commitment of NTFC of $49.0 million. Loans under the NTFC facility accrue interest at a rate equal to the 90-day commercial paper rate plus 395 basis points, subject to certain quarterly adjustments depending on financial performance. The loans have final maturity dates from July 2001 to November 2004. All of the equipment purchased with the proceeds of the NTFC note has been pledged to NTFC. The terms of the NTFC facility require the company to maintain certain Debt Service Coverage Ratios, EBITDA (both as defined in the terms of the NTFC facility), and minimum cash balances. A waiver of these covenants was obtained until May 8, 2000. Before May 8, 2000, the Company will be required to either (i) obtain a further waiver or (ii) prepay the outstanding amounts owed at a premium of not more than 102% of the amount outstanding or (iii) negotiate a new facility.

    Maturities of notes payable and obligations under capital lease arrangements over the next five years are as follows (in thousands):

2000......................................................  $ 35,334
2001......................................................    38,472
2002......................................................     9,095
2003......................................................     6,811
2004......................................................     7,092
Thereafter................................................    25,193
                                                            --------
Total.....................................................  $121,997
                                                            ========

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(8) LONG-TERM DEBT AND CONVERTIBLE SECURITIES

    Long-term debt consists of the following as of December 31 (in thousands):

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
11.25% Senior Notes(a)......................................   $400,000    $  400,000
12.50% Senior Discount Notes, less discount of $202,716 and
  $164,393, respectively(a).................................    297,284       335,607
11.50% Senior Notes, less discount of $3,486(a)(c)..........         --       265,986
11.50% Senior Notes(a)......................................         --       200,000
13.50% Senior Notes(b)......................................         --       158,300
11.50% Senior Notes (E150,000)..............................         --       151,027
11.15% Senior Notes (DM178,000) and (E91,010),
  respectively(a)...........................................    106,015        91,633
12.40% Senior Discount Notes (DM134,916) and (E115,552),
  less discount of $54,249 (DM91,084) and $38,011,
  (E37,752), respectively(a)................................     80,355        78,332
10% Subordinated Convertible Debentures (DM21,573)(a).......     12,849            --
                                                               --------    ----------
                                                               $896,503    $1,680,885
                                                               ========    ==========


    (a) On March 19, 1999, the Company completed a high yield offering through which we raised approximately $352.6 million of net proceeds in a combination of senior dollar notes and senior euro notes due 2009.


    On April 8, 1998, the Company completed an offering of units (the "Units Offering") consisting of senior notes and senior discount notes due 2008 and shares of 10% Series A Redeemable Convertible Preferred Stock due 2010
("Series A Preferred") (see Note 9), $.01 par value per share, of the Company and units consisting of senior notes and senior discount notes due 2008 and subordinated convertible debentures due 2011 (the "Subordinated Debentures") (see Note 9) through which it raised approximately $889.6 million of gross proceeds ($856.6 million of net proceeds). The Company utilized $118.9 million of the proceeds from the Units Offering to retire its 15% Senior Discount Notes due 2005 resulting in an extraordinary loss of $28.3 million. A portion of the proceeds from the senior notes was used to purchase U.S. government and German government securities which were pledged as security for the first six interest payments on the Senior notes due 2008 and four interest payments on the Senior notes due 2009. The amount of restricted securities remaining pledged as security for these notes at December 31, 1999 is $176.7 million. The interest on the senior notes is payable in semi-annual installments. The senior discount notes accrete through April 15, 2003 and interest becomes payable in cash in semi-annual installments thereafter.

    The indentures pursuant to which the notes were issued contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends or make certain other distributions, enter into transactions with stockholders and affiliates and create liens on its assets. In addition, upon a change of control, the Company is required to make an offer to purchase the senior notes and the senior discount notes at a purchase price equal to 101% of the principal amount, in the case of the senior notes, and 101% of the accreted value of the notes, in the case of the senior discount notes.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(8) LONG-TERM DEBT AND CONVERTIBLE SECURITIES (CONTINUED)
    (b) In conjunction with the Destia acquisition, the Company assumed Destia's 13.5% 1997 notes which have an aggregate principal value of $150.8 million. The Company determined the fair value of this debt to be $158.3 million and is amortizing the premium over the remaining term. These notes were unsecured obligations of Destia and mature in 2007. A portion of the proceeds from the senior notes due 2007 was used by Destia to purchase U.S. government securities and cash equivalents which were pledged as security for the first six interest payments on such notes. The amount of restricted securities and cash equivalents remaining pledged as security for these notes at December 31, 1999 is $21.1 million.

    The indentures pursuant to which the Destia 13.5% notes were issued contain substantially similar covenants to the ones the Company has on its senior notes, which among other things limit the ability of the Company to incur additional indebtedness, pay dividends or make certain other distributions, enter into transactions with stockholders and affiliates and create liens on its assets. In addition, as a result of our acquisition of Destia, the Company was required to offer to repurchase the notes at a purchase price equal to 101% of the outstanding principal amount, together with accrued and unpaid interest. The Company launched this required offer to purchase on December 22, 1999. In connection therewith, the Company repurchased an aggregate amount of $.6 million.

    (c) In connection with the Destia acquisition, the holders of all of Destia's 11% senior discount notes due 2008 ($213.3 million in accreted principal amount) exchanged their Destia notes and all accreted but unpaid interest on these notes through the date of the acquisition for $205.8 million in aggregate principal amount at maturity of 11.5% senior notes due 2009 from the Company. In connection with the exchange offer, the Company also completed a private placement of $63.7 million in gross principal amount of its 11.5% senior dollar notes. A portion of the proceeds from the private placement was used to purchase U.S. government securities which were pledged as security for the first three interest payments.

(9) STOCKHOLDERS' EQUITY (DEFICIENCY)

    At the Company's 1999 Annual Meeting of Stockholders, the stockholders approved an increase in the Company's capital stock from 52 million to 152 million. This increase reflected an increase in the available shares of common stock from 50 million to 150 million.

    On May 13, 1999, the conditions for mandatory conversion were met for both the Series A Preferred and the Subordinated Debentures. The conversion rates for the Series A Preferred and Subordinated Debentures were $13.20 and DM24.473, respectively, at the then applicable exchange rates. Accordingly, the Company issued 4,615,232 shares of its common stock and paid cash for any fractional shares due upon conversion.

    On June 1, 1999 the Company granted certain members of senior management a total of 152,351 shares of its common stock subject to certain restrictions ("restricted shares"). Such shares have been valued at approximately
$6.6 million which was based on the closing market price of the Company's common stock on the date of issue. The $6.6 million has been recorded as unearned compensation in the consolidated statement of stockholder's equity (deficit) and is being amortized as earned over the restricted period. Until the restrictions lapse (which is 5 years from grant date), the restricted shares are not deemed to vest other than that restricted shares do give an immediate right to normal common

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(9) STOCKHOLDERS' EQUITY (DEFICIENCY) (CONTINUED) stock voting rights. As of December 31, 1999 none of the restricted shares issued in 1999 had satisfied the necessary conditions for the restrictions to lapse.

    On June 29, 1999, the Company completed an offering of 4,315,000 shares of its common stock at $47.00 per share. The net proceeds of the offering were approximately $191.9 million and are being used primarily to fund the further development of the Company's network as well as for working capital and general corporate purposes.

    As detailed in Note 13 below, the Company has in place a Stock Incentive Plan which grants options to its employees. During 1999 and 1998 a total of 436,344 and 174,198, respectively, shares of common stock of the Company were issued as a result of such options being exercised at an average exercise price of $6.68 and $5.44 per share, respectively.

    On December 16, 1999, the Company issued 90,000 shares of its common stock, valued at $4.5 million to a contractor as part of its consideration for construction work being performed on the Company's network. Such shares have been valued based upon the closing market price on the date of issue.

(10) INCOME TAXES

    The statutory Federal tax rate for the years ended December 31, 1997, 1998 and 1999 was 35%. The effective tax rate was zero for the years ended December 31, 1997, 1998 and 1999 due to the Company incurring net operating losses for which no tax benefit was recorded.

    For Federal and foreign income tax purposes, the Company has unused net operating loss carryforwards of approximately $577.2 million expiring in 2007 through 2019. This amount includes acquired net operating loss carryforwards of approximately $228.7 million from the Company's acquisition of Destia. The availability of the net operating loss carryforwards to offset income in future years is restricted as a result of the Company's issuance of its Common Stock and may be further restricted as a result of future sales of Company stock and other events. In addition, the availability of the net operating loss carryforwards acquired from Destia will be limited due to Destia's change in ownership.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(10) INCOME TAXES (CONTINUED)
    The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31 (in thousands):

                                                           1998       1999
                                                         --------   ---------
Accounts receivable principally due to
  allowance for doubtful accounts......................  $  1,506   $   3,198
Restructuring reserve..................................        --       2,796
OID Interest not deductible in current period..........    11,125      27,826
Federal net operating loss carryforwards...............    68,579     142,611
Foreign net operating loss carryforwards...............     7,989      59,399
Fixed assets...........................................        --       5,797
                                                         --------   ---------
      Total gross deferred tax assets..................    89,199     241,627
Customer base..........................................        --     (42,673)
Workforce..............................................        --      (3,162)
                                                         --------   ---------
      Total gross deferred tax liabilities.............        --     (45,835)
Total deferred tax assets..............................    89,199     195,792
Less valuation allowance...............................   (89,199)   (195,792)
                                                         --------   ---------
      Net deferred tax assets..........................  $  --      $  --
                                                         ========   =========

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. During 1998 and 1999, the valuation allowance increased by $44.6 million and $106.6 million, respectively.

(11) SEGMENT AND GEOGRAPHIC DATA

    While the Company's chief decision maker monitors the revenue streams of the various products and geographic locations, operations are managed and financial performance is evaluated based on the delivery of multiple, integrated services to customers over a single network. As a result, there are many shared expenses generated by the various revenue streams and management believes that any allocation of the expenses incurred to multiple revenue streams or geographic locations would be impractical and arbitrary. Management does not currently make such allocations internally.

    The Company groups its products and services by wholesale, retail and capacity. The information below summarizes revenue by customer type for the years ended December 31 (in thousands):

                                                                1997       1998       1999
                                                              --------   --------   --------
Retail......................................................  $52,621    $ 56,411   $131,769
Wholesale...................................................   20,397      75,527    116,831
Capacity....................................................       --       3,250     84,501
                                                              -------    --------   --------
  Consolidated..............................................  $73,018    $135,188   $333,101
                                                              =======    ========   ========

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(11) SEGMENT AND GEOGRAPHIC DATA (CONTINUED)
    The information below summarizes revenue by geographic area for the years ended December 31 (in thousands):

                                                                1997       1998       1999
                                                              --------   --------   --------
Western Europe..............................................  $ 32,647   $ 62,946   $222,589
North America...............................................    15,936     56,172    100,925
Latin America...............................................    16,240     14,653      9,460
Asia/Pacific Rim and other..................................     8,195      1,417        127
                                                              --------   --------   --------
  Consolidated..............................................  $ 73,018   $135,188   $333,101
                                                              ========   ========   ========

    The information below summarizes long-lived assets by geographic area as of December 31 (in thousands):

                                                                1998        1999
                                                              --------   ----------
Western Europe..............................................  $237,443   $  746,107
North America(1)............................................    46,837    1,103,129
Latin America...............................................       289          201
                                                              --------   ----------
  Consolidated..............................................  $284,569   $1,849,437
                                                              ========   ==========

(1) Included in the long-lived assets as of December 31, 1999 is net goodwill and other identifiable intangibles of approximately $942 million related to the acquisition of Destia.

(12) RESTRUCTURING AND ASSET IMPAIRMENTS

    Restructuring and asset impairments represent charges related to the streamlining of the Company's organizational structure and the strategic repositioning of certain operations, primarily as a result of the merger with Destia. The Company recognized $4.1 million in restructuring charges and $9.1 million in asset impairments in the fourth quarter of 1999. There were no restructuring charges in 1997 and 1998.

    Restructuring charges were composed primarily of anticipated costs to terminate lease and other contract cancellation costs in connection with the company's streamlining activities, as well as severance costs associated with workforce reductions. The Company identified approximately 175 employees who would be separated as a result of actions taken during 1999 to streamline the organizational structure. The charge included cash charges of $2.7 million for lease and other contract cancellation costs, and $1.4 million for severance costs. Asset impairments consist of non-cash charges for asset write-offs related to assets no longer in service at December 31, 1999. At December 31, 1999, the Company had accruals for restructuring of approximately $3.9 million, primarily related to severance and lease and other contract cancellation costs. The Company has also accelerated depreciation on certain assets which are currently in use but will be taken out of service in 2000. The Company anticipates that action required to complete the plan will be completed by December 2000.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(13) STOCK OPTION PLAN

    At the 1999 Annual Meeting of Stockholders, the Company's stockholders approved an amendment to the Stock Incentive Plan that increased the number of shares of common stock available for future issuance thereunder from 3.6 million to 5.3 million shares. The Company had approximately 1.7 million shares available as of December 31, 1999 for future grant.

    The Company has adopted an Amended Stock Incentive Plan (the "Stock Incentive Plan"), the Amended and Restated 1999 Flexible Incentive Plan (the "1999 Flexible Incentive Plan") (previously a Destia plan) and the Amended and Restated 1996 Flexible Incentive Plan (previously a Destia plan) (the "1996 Flexible Incentive Plan," and collectively with the Stock Incentive Plan and the 1999 Flexible Incentive Plan, the "Plans"). Pursuant to the Plans, "non-qualified" stock options to acquire shares of common stock may be granted to employees, directors and consultants of the Company and "incentive" stock options to acquire shares of common stock may be granted to employees, including employee-directors. The Plans also provide for the grant of stock appreciation rights and shares of restricted common stock to the Company's employees, directors and consultants.

    The Plans are currently administered by the Compensation Committee of the Board of Directors of the Company. The Stock Incentive Plan allows for the issuance of up to a maximum of 5,300,000 shares of common stock. The 1999 Flexible Incentive Plan allows for the issuance of up to a maximum of 2,670,000 shares of common stock, provided, however, that no individual may receive awards of more than 445,000 shares of common stock in any calendar year. The 1996 Flexible Incentive Plan allows for the issuance of up to a maximum of 2,447,500 shares of common stock, of which 2,336,250 shares may be in the form of voting stock and 111,250 shares may be in the form of non-voting stock. As a result of the Company's acquisition of Destia, virtually all options granted by Destia prior to the merger vested and became exercisable. Any options granted under the 1999 Flexible Incentive Plan and the 1996 Flexible Incentive Plan after the Destia acquisition will be subject to accelerated vesting only as described below. Under the Plans, the option price of any incentive stock option may not be less than the fair market value of a share of common stock on the date on which the option is granted. The option price of a non-qualified stock option may be less than the fair market value on the date the non-qualified stock option is granted if the Company's board so determines. An incentive stock option may not be granted to a "ten percent stockholder" (as that term is defined in Section 422A of the Internal Revenue Code of 1986) unless the exercise price is at least 110.0% of the fair market value of the common stock and the term of the option may not exceed five years from the date of grant. Each option granted pursuant to the Plans is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

    On December 8, 1999, each outstanding option previously granted by Destia to acquire shares of Destia common stock was converted into an option to acquire the Company's common stock. The number of shares that the new option was exercisable for and the exercise price of the new option was adjusted to reflect the 0.445 exchange ratio in the merger (see Note 6 above). Excluding the options related to the Destia acquisition, the per share weighted average fair value of stock options granted during 1997, 1998 and 1999 was $5.99, $6.40 and $14.98, respectively, on the date of grant using the

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(13) STOCK OPTION PLAN (CONTINUED)
Black-Scholes option pricing model with the following assumptions: (1) a risk free interest rate of 5.0% in 1997 and 1998 and 6.0% in 1999; (2) an expected life of 10 years for 1997 and 1998 and 7 years for 1999; (3) volatility of approximately 52.2% for 1997, 92.7% for 1998 and 50.0% for 1999; and (4) an
annual dividend yield of 0% for all years.

    The Company applies the provisions of APB Opinion No. 25 in accounting for its Stock Incentive Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements since the exercise price was equal to or greater than the fair market value at the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                   YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                 1997       1998        1999
                                               --------   ---------   ---------
Net loss, as reported (in thousands).........  $(43,044)  $(130,605)  $(219,177)
Net loss, pro forma (in thousands)...........   (44,171)   (135,458)   (227,003)
Net loss per common share, as reported.......     (1.90)      (5.67)      (7.43)
Net loss per common share, pro forma.........     (1.95)      (5.88)      (7.69)

    Pro forma net loss reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts because compensation cost is reflected over the options' vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(13) STOCK OPTION PLAN (CONTINUED)
    Stock option activity, including activity related to the acquisition of Destia under the Stock Incentive Plan, is shown below:

                                                              WEIGHTED
                                                              AVERAGE      NUMBER OF
                                                              EXERCISE       SHARES
                                                               PRICES    (IN THOUSANDS)
                                                              --------   --------------
Outstanding at January 1, 1997..............................   $ 6.18           970
Granted.....................................................     8.61           428
Forfeited...................................................     6.68          (197)
Expired.....................................................     5.46           (27)
Exercised...................................................     3.49          (122)
                                                               ------        ------
Outstanding at December 31, 1997............................     7.40         1,052
Granted.....................................................     7.19         1,794
Forfeited...................................................     7.14           (64)
Expired.....................................................     5.05           (14)
Exercised...................................................     5.44          (174)
                                                               ------        ------
Outstanding at December 31, 1998............................     7.41         2,594
Granted.....................................................    16.68         3,641
Forfeited...................................................     9.52           (57)
Expired.....................................................     5.85            (1)
Exercised...................................................     6.68          (436)
                                                               ------        ------
Outstanding at December 31, 1999............................   $13.33         5,741
                                                               ======        ======

    The following table summarizes weighted-average option exercise price information:

                                                   OPTIONS OUTSTANDING
                                          -------------------------------------       OPTIONS EXERCISABLE
                                              NUMBER                              ----------------------------
                                          OUTSTANDING AT   WEIGHTED    WEIGHTED        NUMBER         WEIGHTED
                RANGE OF                   DECEMBER 31,     AVERAGE    AVERAGE     EXERCISABLE AT     AVERAGE
                EXERCISE                       1999        REMAINING   EXERCISE   DECEMBER 31, 1999   EXERCISE
                 PRICES                   (IN THOUSANDS)     LIFE       PRICE      (IN THOUSANDS)      PRICE
       --------------------------         --------------   ---------   --------   -----------------   --------
            $ 0.15 - $ 5.00                     433         7 Years     $ 4.38            198          $ 3.66
              5.01 -  10.00                   2,080         4 Years       5.94          1,575            5.89
             10.01 -  15.00                   1,361         4 Years      11.68            897           12.37
             15.01 -  25.00                   1,473         3 Years      21.17          1,087           20.66
             25.01 -  55.00                     394         3 Years      38.55            282           37.40
                                              -----                     ------          -----          ------
                                              5,741                     $13.33          4,039          $13.40
                                              =====                     ======          =====          ======

    The exercise price of all options approximates the fair market value of the Common Stock on the date of grant.

(14) STOCKHOLDER RIGHTS PLAN

    Effective December 6, 1999, the Company adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, each stockholder of record on December 24, 1999, received one preferred share

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(14) STOCKHOLDER RIGHTS PLAN (CONTINUED) purchase right (a "Right") for each outstanding share of common stock. Each share of common stock issued after the distribution is accompanied by a Right.

    When a right becomes exercisable it entitles the holder to buy one two-hundred thousandth of a share of a new series of preferred stock for $210. The Rights are subject to adjustment upon the occurrence of certain dilutive events. The Rights will become exercisable only when a person or group becomes the beneficial owner of 15% or more of the outstanding shares of common stock or 10 days after a person or group announces a tender offer to acquire beneficial ownership of 15% or more of the outstanding shares of common stock. No certificates representing the Rights will be issued unless the Rights become exercisable.

    Under certain circumstances, holders of Rights, except a person or group described above, and certain related parties, will be entitled to purchase shares of common stock at 50% of the price at which the common stock traded prior to the acquisition or announcement. In addition, if the Company is acquired after the Rights become exercisable, the Rights will entitle those holders to buy the acquiring company's shares at a similar discount.

    The Company is entitled to redeem the Rights for one cent per Right under certain circumstances. If not redeemed, the Rights will expire on December 5, 2009. The preferred stock issuable upon exercise of Rights consists of Series A Junior Participating Preferred Stock of the Company.

(15) LETTER OF CREDIT

    The Company has a revolving line of credit agreement which provides for secured borrowings of up to $25.0 million, as amended. At December 31, 1998 and 1999, the Company had no borrowings under this line of credit. At December 31, 1998 and 1999, standby letters of credit of approximately $3.3 million and $15.4 million, respectively, have been issued under this line of credit agreement.

    In connection with the Company's joint construction of the civil works associated with a national communications network being constructed in Germany during 1999, the Company was required to obtain a letter of credit of approximately $112.8 million (DM219.1 million) in support of its obligation. At December 31, 1999, the total amount outstanding relating to this letter of credit was approximately $50.2 million (DM97.4 million) and was collateralized by cash deposits.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(16) SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                     1997       1998       1999
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Cash used in operating activities included:
Interest paid....................................   $  134    $31,560    $ 82,363
Noncash investing and financing activities
  included:
  Assets acquired under capital lease
    obligations..................................    1,122     30,359      18,335
  Common stock issued for network construction...       --         --       4,500
  Conversion of preferred stock and convertible
    debentures...................................       --         --      60,791
  Common stock issued for acquisitions...........       --      3,375     560,702
  Value of options and warrants exchanged for
    options and warrants of Destia...............       --         --     111,573
  Exchange of senior debt........................       --         --     205,790

(17) COMMITMENTS AND CONTINGENCIES

    (A) LEASES

    At December 31, 1999, the Company was committed under non-cancelable operating and capital leases for the rental of office space, network locations and communication systems.

    The Company's future minimum capital and operating lease payments are as follows (in thousands):

                                                           CAPITAL    OPERATING
                                                           --------   ---------
2000.....................................................  $ 13,780    $10,940
2001.....................................................    12,439     10,285
2002.....................................................     3,645      9,609
2003.....................................................     2,936      8,050
2004.....................................................     2,932      7,308
Thereafter...............................................    56,201     31,781
                                                           --------    -------
      Total minimum lease payments.......................    91,933    $77,973
                                                                       =======
Less amounts representing interest.......................   (44,432)
                                                           --------
                                                           $ 47,501
                                                           ========

    Total rent expense amounted to $1.3 million, $1.8 million and $6.1 million for the years ended December 31, 1997, 1998 and 1999, respectively.

    (B) PURCHASE COMMITMENTS

    The Company continues to build its advanced broadband network that will link 40 major cities in Western Europe and is continually upgrading and expanding its network and its switching facilities. In

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(17) COMMITMENTS AND CONTINGENCIES (CONTINUED) connection therewith, the Company has entered into purchase commitments to spend approximately $147.9 million.

    (C) LITIGATION

    From time to time, the Company is subject to litigation in the normal course of business. The Company believes that any adverse outcome from litigation would not have a material adverse effect on its financial position or results of operations.

    (D) 401(K) PLAN

    The Company established a 401(k) Plan on January 1, 1996 that is available to all employees for enrollment on the first day of the quarter following 90 days of service. Employees may contribute up to 15 percent of their salary. At the discretion of management, the Company can make matching contributions to the 401(k) Plan up to 6% of the employees' salary. The Company contributed
$.2 million and $.4 million for 1998 and 1999, respectively.

(18) REGULATORY MATTERS

    The Company is subject to regulation in countries in which it does business. The Company believes that an adverse determination as to the permissibility of the Company's services under the laws and regulations of any such country would not have a material adverse long-term effect on its business.

(19) RELATED PARTY TRANSACTIONS

    On June 3, 1998, the Company entered into a Mutual Cooperation Agreement with Martin Varsavsky, then a greater than ten percent stockholder of the Company, and Jazz Telecom S.A. pursuant to which Mr. Varsavsky agreed to lock-up his Viatel shares for a specified period, and the Company agreed to release any past claims which the Company had against either Jazz Telecom S.A. and Mr Varsavsky in exchange for their respective release of any claims against the Company. On November 13, 1998, Mr. Varsavsky entered into an additional lock-up agreement with the Company pursuant to which Mr. Varsavsky agreed that he would not sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of his shares of the Company's common stock, either directly or indirectly, without the prior written consent of the Company until after August 12, 1999.

    During 1998 and 1999, the Company entered into agreements with Cignal Global Communications, Inc. ("Cignal"), pursuant to which the Company sold network transmission systems. Consideration received was in the form of 650,000 and 350,000 shares of Cignal's common stock, respectively. The Company recognized $3.25 million and $1.75 million of revenue in 1998 and 1999, respectively, the fair value of the network transmission systems. The Company's Chairman and Chief Executive Officer is a director of Cignal.

    During 1999, the Company entered into agreements with Sonic Telecommunications International ("Sonic") pursuant to which the Company sold network transmission systems. Consideration received was in the form of notes receivable amounting to approximately $7.1 million at December 31, 1999. The Company recognized $6.7 million of revenue in 1999, which represents the fair value of the

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

(19) RELATED PARTY TRANSACTIONS (CONTINUED) network transmission systems. The Company's Chairman and Chief Executive Officer is a director of Sonic.

(20) SUBSEQUENT EVENTS

    ACQUISITION


    On February 29, 2000, the Company acquired the entire issued and outstanding share capital of AT&T Corporation's U.K. subsidiary, New Comms.UK ("Comms UK"). The Company paid $125 million in cash for Comms UK. As a result of the transaction, Comms UK became a wholly-owned subsidiary of the Company. The transaction will be accounted for as a purchase.


    ISSUANCE OF CONVERTIBLE PREFERRED STOCK -- UNAUDITED

    On February 1, 2000, the Company executed a securities purchase agreement pursuant to which the Company agreed to sell, and certain investors identified therein committed to buy, $325 million in Series B Cumulative Convertible Preferred Stock for net proceeds to the Company of $306.1 million. The Series B preferred accrues interest at an annual rate of 7.50%, may be converted at the option of the holder at a conversion price of $46.25 per share and is mandatorily redeemable in 2015. As part of this financing, the Company also issued warrants to purchase 753,116 shares of common stock, 50% of which are exercisable for 5 years at a price of $75 per share, and 50% of which are exercisable for 7 1/2 years at a price of $100 per share. In addition, the Company issued warrants to purchase 7,532 shares of its Series C preferred stock (each share of which is convertible into 100 shares of the Company's common stock), 50% of which are exercisable for 5 years at a price of $7,500 per share and 50% of which are exercisable for 7 1/2 years at a price of $10,000 per share. The transaction closed on March 9, 2000, following receipt of Hart-Scott-Rodino Antitrust Improvements Act clearance.

    OFFERING OF TRUST CONVERTIBLE PREFERRED SECURITIES -- UNAUDITED

    On April 12, 2000, Viatel Financing Trust I, a Delaware trust and subsidiary of the Company (the "Trust"), sold $180 million of 7 3/4% trust convertible preferred securities. The trust convertible preferred securities were sold pursuant to a private placement transaction.

    DEBT OFFERING--UNAUDITED

    On April 20, 2000, the Company sold [EURO]300 million of 12 3/4% senior euro notes due 2008. The notes were sold pursuant to a private placement transaction.

    TRANS-ATLANTIC CAPACITY--UNAUDITED

    On April 10, 2000, the Company executed a definitive agreement with Level 3 Communications ("Level 3") under the terms of which the Company acquired a 25% ownership interest in the trans-Atlantic fiber optic cable project being developed by Level 3. The Company's required commitment in 2000 to fund this purchase is approximately $140 million.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporations Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify any person under such Section in connection with a proceeding by or in the right of the corporation to procure judgment in its favor, as provided in the preceding sentence, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action, except that no indemnification shall be made with respect thereto unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. A Delaware corporation must indemnify present or former directors and officers who are successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter in any proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. A Delaware corporation may pay for the expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding in advance of the final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Article Tenth of the Registrant's Amended and Restated Certificate of Incorporation and Article X of the Registrant's Amended and Restated Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL.

    Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) with respect to certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. Article Ninth of the Registrant's Amended and Restated Certificate of Incorporation eliminates the liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL.

    Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other employee against any liability asserted against such person and incurred by such person in such capacity, or arising out of their status as such, whether or not the corporation would have the power to indemnify directors and officers against such liability. The Registrant has obtained officers' and directors' liability insurance of $15 million for members of its Board of Directors and executive officers. In addition, the Registrant has entered into agreements to indemnify its directors and officers from and against any Expenses (as defined in the indemnity agreement) incurred by such person in connection with investigating, defending, serving as a witness in, participating in (including on appeal) or preparing for any of the foregoing in any threatened, pending or contemplated action, suit or proceeding (including an action by or in the right of the Registrant), or any inquiry, hearing or investigation, to the fullest extent permitted by law, as such law may be amended or interpreted (but only to the extent that such amendment or interpretation provides for broader indemnification rights). The indemnity agreement contains certain provisions to ensure that the indemnitee receives the benefits contemplated by the agreement in the event of a "change in control" (as defined in the indemnity agreement) such as the establishment and funding of a trust in an amount sufficient to satisfy any and all expenses reasonably anticipated to be incurred by the indemnitee in connection with investigating, preparing for, participating in and/or defending a proceeding.

    At present, there is no pending litigation or other proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:


              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
          2.1*                        Agreement and Plan of Merger, dated as of August 27, 1999, by and among Viatel, Inc., Viatel Acquisition Corp. and
                                      Destia Communications, Inc. (incorporated herein by
                                      reference to Exhibit 2.1 to Viatel, Inc.'s Registration
                                      Statement on Form S-4, filed October 15, 1999, Registration
                                      No. 333-89143 ("Viatel's October 1999 Form S-4")).

          2.2*                        Agreement for the sale and purchase of the entire issued
                                      share capital of New Comms.UK, by and among AT&T
                                      Communications Services International, Inc., Global Card
                                      Holdings Inc., Viatel, Inc. and Viatel Global Communications
                                      Limited, dated February 29, 2000 (incorporated herein by
                                      reference to Exhibit 2.2 to Viatel, Inc.'s Current Report on
                                      Form 8-K, filed on March 13, 2000, File No. 000-21261).

          3.1(i)*                     Amended and Restated Certificate of Incorporation of Viatel,
                                      Inc. (incorporated herein by reference to Exhibit 3.1(i)(a)
                                      to Viatel, Inc.'s Registration Statement on Form S-1,
                                      Registration No. 333-09699, filed on August 7, 1996
                                      ("Viatel's Form S-1")); Certificate of Designations,
                                      Preferences and Rights of 10% Series A Redeemable
                                      Convertible Preferred Stock, $.01 par value per share
                                      (incorporated herein by reference to Exhibit 3(i)(b) to
                                      Viatel, Inc.'s Registration Statement on Form S-4, filed on
                                      July 10, 1998, File No. 333-58921 ("Viatel's 1998
                                      Form S-4")); Certificate of Amendment to Viatel, Inc.'s
                                      Amended and Restated Certificate of Incorporation
                                      (incorporated herein by reference to Exhibit 4.9 to Viatel,
                                      Inc.'s Quarterly Report on Form 10-Q for the period ended
                                      September 30, 1998, File No. 000-21261); Second Certificate
                                      of Amendment to Viatel Inc.'s Amended and Restated
                                      Certificate of Incorporation (incorporated herein by
                                      reference to Exhibit 3.1(i) to Viatel's October 1999
                                      Form S-4); Certificate of Designations of Series A Junior
                                      Participating Preferred Stock of Viatel, Inc. (incorporated herein by reference to Exhibit 3(i)(2) to Viatel, Inc.'s
                                      Current Report on Form 8-K, dated December 29, 1999, File
                                      No. 000-21261 ("Viatel's December 1999 Form 8-K"));
                                      Certificate of Designations, Preferences and Rights of 7.50%
                                      Cumulative Convertible Preferred Stock Series B-1 Due 2015
                                      (incorporated herein by reference to

              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
                                      Exhibit 3.1(i) to Viatel, Inc.'s Annual Report on Form 10-K
                                      for the year ended December 31, 1999 ("Viatel's 1999 Form
                                      10-K"); Certificate of Designations, Preferences and Rights
                                      of 7.50% Cumulative Convertible Preferred Stock Series B-2
                                      Due 2015 (incorporated herein by reference to
                                      Exhibit 3.1(i) to Viatel's 1999 Form 10-K); and Certificate
                                      of Designations, Preferences and Rights of Convertible
                                      Preferred Stock Series C (incorporated by reference to
                                      Exhibit 3.1(i) to Viatel's 1999 Form 10-K).

          3.1(ii)*                    Third Amended and Restated Bylaws of Viatel, Inc.
                                      (incorporated herein by reference to Exhibit 3.1(ii) to
                                      Viatel, Inc.'s October 1999 Form S-4).

          3.1(iii)*                   Certificate of Trust of Viatel Financing Trust I, dated
                                      March 30, 2000 (incorporated herein by reference to Exhibit
                                      3.1(iii) to Viatel, Inc.'s Quarterly Report on Form 10-Q for
                                      the quarterly period ended March 31, 2000, File
                                      No. 000-21261, filed on May 15, 2000 ("Viatel's First
                                      Quarter 2000 Form 10-Q")).

          3.1(iv)*                    Amended and Restated Declaration of Trust of Viatel
                                      Financing Trust I, dated and effective as of April 12, 2000
                                      (incorporated herein by reference to Exhibit 3.1(iv) to
                                      Viatel's First Quarter 2000 Form 10-Q).

          4.1*                        Specimen of Viatel common stock certificate (incorporated by reference to Exhibit 4.4 of Viatel's Form S-1).

          4.2*                        Indenture, dated as of April 8, 1998, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s 12.50% Senior Discount Notes Due 2008 (including form of 12.50% Senior Discount Note) (incorporated herein by
                                      reference to Exhibit 4.1 to Viatel's 1998 Form S-4).

          4.3*                        Indenture, dated as of April 8, 1998, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s 11.25% Senior Notes Due 2008 (including form of
                                      11.25% Senior Note) (incorporated herein by reference to
                                      Exhibit 4.2 to Viatel's 1998 Form S-4).

          4.4*                        Indenture, dated as of April 8, 1998, among Viatel, Inc.,
                                      The Bank of New York, as Trustee, and Deutsche Bank,
                                      Aktiengesellschaft, as German Paying Agent and Co-Registrar,
                                      relating to Viatel, Inc.'s 12.40% Senior Discount Notes Due
                                      2008 (including form of 12.40% Senior Discount Note)
                                      (incorporated herein by reference to Exhibit 4.3 to Viatel's
                                      1998 Form S-4).

          4.5*                        Indenture, dated as of April 8, 1998, among Viatel, Inc.,
                                      The Bank of New York, as Trustee, and Deutsche Bank,
                                      Aktiengesellschaft, as German Paying Agent and Co-Registrar,
                                      relating to Viatel, Inc.'s 11.15% Senior Notes Due 2008
                                      (including form of 11.15% Senior Note) (incorporated herein by reference to Exhibit 4.4 to Viatel's 1998 Form S-4).

          4.6*                        Indenture, dated as of March 19, 1999, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s U.S. dollar denominated 11.50% Senior Notes due 2009
                                      (including form of 11.50% Senior Dollar Note) (incorporated herein by reference to Exhibit 4.9 to Viatel, Inc.'s
                                      Registration Statement on Form S-3, filed on February 12,
                                      1999, File No. 333-72309 ("Viatel's February 1999 Form
                                      S-3")).

          4.7*                        Indenture, dated as of March 19, 1999, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s euro denominated 11.50% Senior Notes due 2009
                                      (including form of 11.50% Senior Euro Note) (incorporated
                                      herein by reference to Exhibit 4.10 to Viatel's
                                      February 1999 Form S-3).

          4.8*                        Indenture, dated as of July 1, 1997, between Destia
                                      Communications, Inc. and The Bank of New York, as Trustee,
                                      relating to Destia's 13.50% Senior Notes due 2007 (including

              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
                                      form of 13.50% Senior Note) (incorporated herein by
                                      reference to Exhibit 4.5 of Destia Communications, Inc.'s
                                      Registration Statement on Form S-4, File No. 333-47711,
                                      filed on August 7, 1997).

          4.9*                        Indenture, dated as of December 8, 1999, between Viatel,
                                      Inc. and The Bank of New York, as Trustee, relating to
                                      Viatel, Inc.'s U.S. dollar denominated 11.50% Senior Notes due 2009 (including form of 11.50% Senior Dollar Note)
                                      (incorporated herein by reference to Exhibit 4.13 to Viatel,
                                      Inc.'s Current Report on Form 8-K, dated December 9, 1999,
                                      File No. 000-21261).

          4.10*                       Rights Agreement, dated as of December 6, 1999, between
                                      Viatel, Inc. and The Bank of New York, as Rights Agent
                                      (incorporated herein by reference to Exhibit 4.12 to
                                      Viatel's Registration Statement on Form 8-A12G, filed on
                                      December 27, 1999, File No. 000-21261).

          4.11*                       Indenture, dated as of April 20, 2000, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s 12 3/4% Senior Euro Notes due 2008 (including form of
                                      12 3/4% Senior Note) (incorporated herein by reference to
                                      Exhibit 4.11 to Viatel's First Quarter 2000 Form 10-Q).

          4.12*                       Indenture, dated as of April 20, 2000, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s 7 3/4% Convertible Junior Subordinated Debentures
                                      (incorporated herein by reference to Exhibit 4.12 to
                                      Viatel's First Quarter 2000 Form 10-Q).

          4.13*                       Registration Rights Agreement, dated as of April 14, 2000, between Viatel, Inc. and Morgan Stanley & Co. Incorporated
                                      Limited, Chase Securities, Inc. and Credit Suisse First
                                      Boston Corporation (incorporated herein by reference to
                                      Exhibit 4.13 to Viatel's First Quarter 2000 Form 10-Q).

          4.14*                       Registration Rights Agreement, dated as of April 6, 2000,
                                      among Viatel, Inc., Viatel Financing Trust I and Morgan
                                      Stanley & Co. Incorporated, Salomon Smith Barney, Inc. and
                                      Banc of America Securities LLC (incorporated herein by
                                      reference to Exhibit 4.14 to Viatel's First Quarter 2000
                                      Form 10-Q).

          4.15***                     First Supplemental Indenture, dated as of June 19, 2000,
                                      between Viatel, Inc. and The Bank of New York, as Trustee
                                      (previously filed).

          4.16*                       Amendment to Rights Agreement, dated as of February 1, 2000, between Viatel, Inc. and The Bank of New York, as Rights
                                      Agent (incorporated herein by reference to Exhibit 4.16 of
                                      Viatel, Inc.'s Quarterly Report for the quarterly period
                                      ended June 30, 2000, File No. 000-21261, filed on
                                      August 14, 2000 ("Viatel's Second Quarter 2000 Form 10-Q").

          5.1**                       Opinion of Kelley Drye & Warren LLP.

         10.1*                        Stockholder Agreement dated as of August 27, 1999, among
                                      Alfred West, AT Econ Limited Partnership, AT Econ Ltd.
                                      Partnership No. 2, Viatel, Inc., Viatel Acquisition Corp.
                                      and Destia Communications, Inc. (incorporated herein by
                                      reference to Exhibit 10.1 to Viatel's October 1999 Form
                                      S-4).

         10.2*                        Stockholder Agreement dated as of August 27, 1999 among
                                      Steven West, SS Econ Limited Partnership, SS Econ Ltd.
                                      Partnership No. 2, Viatel, Inc., Viatel Acquisition Corp.
                                      and Destia Communications, Inc. (incorporated herein by
                                      reference to Exhibit 10.2 to Viatel's October 1999 Form
                                      S-4).

         10.3*                        Stockholder Agreement dated as of August 27, 1999 among Gary
                                      Bondi, GS Econ Limited Partnership, GS Econ Ltd. Partnership
                                      No. 2, Viatel, Inc., Viatel Acquisition

              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
                                      Corp. and Destia Communications, Inc. (incorporated herein by reference to Exhibit 10.3 to Viatel's October 1999 Form
                                      S-4).

         10.4*                        Commercial Lease Agreement, dated as of November 1, 1993,
                                      and Addendum, dated as of December 8, 1994, between Viatel,
                                      Inc. and 123rd Street Partnership in connection with the
                                      Viatel, Inc.'s premises located in Omaha, Nebraska
                                      (incorporated herein by reference to Exhibit 10.24 to
                                      Viatel's 1995 Form S-4).

         10.5*                        Facilities Management and Services Agreement, dated as of
                                      August 4, 1995, between Viatel U.K. Limited and Telemedia
                                      International Ltd. (incorporated herein by reference to
                                      Exhibit 10.32 to Viatel's 1995 Form S-4).

         10.6*                        Agreement of Lease, dated August 7, 1995, between Viatel,
                                      Inc. and Joseph P. Day Realty Corp. (incorporated herein
                                      by reference to Exhibit 10.33 to Viatel's 1995
                                      Form S-4).

         10.7*+                       Viatel, Inc. 1999 Amended Stock Incentive Plan (incorporated herein by reference to Exhibit 10.12 to Viatel's October
                                      1999 Form S-4).

         10.8*+                       Viatel, Inc. Amended and Restated 1999 Flexible Stock
                                      Incentive Plan (incorporated herein by reference to Exhibit
                                      4.11 to Viatel's Registration Statement on Form S-8,
                                      Registration No. 333-92339, filed on December 8, 1999
                                      ("Viatel's 1999 Form S-8").

         10.9*+                       Viatel, Inc. 1996 Flexible Stock Incentive Plan
                                      (incorporated herein by reference to Exhibit 4.12 to
                                      Viatel's 1999 Form S-8).

         10.10*+                      Employment Agreement between Viatel, Inc. and Michael J.
                                      Mahoney (incorporated herein by reference to Exhibit 10.11 to Viatel's 1999 Form 10-K).

         10.11*+                      Employment Agreement between Viatel, Inc. and
                                      Allan L. Shaw (incorporated herein by reference to Exhibit
                                      10.12 to Viatel's 1999 Form 10-K).

         10.12*+                      Employment Agreement between Viatel, Inc. and
                                      Sheldon M. Goldman (incorporated herein by reference to
                                      Exhibit 10.13 to Viatel's 1999 Form 10-K).

         10.13*+                      Employment Agreement between Viatel, Inc. and Francis J.
                                      Mount (incorporated herein by reference to Exhibit 10.14 to
                                      Viatel's 1999 Form 10-K).

         10.14*+                      Employment Agreement between Viatel, Inc. and Lawrence
                                      Malone (incorporated herein by reference to Exhibit 10.15 to
                                      Viatel's 1999 Form 10-K).

         10.15*+                      Employment Agreement between Viatel, Inc. and Alfred West
                                      (incorporated herein by reference to Exhibit 10.44 to
                                      Viatel's October 1999 Form S-4).

         10.16*+                      Employment Agreement between Viatel, Inc. and William Murphy
                                      (incorporated herein by reference to Exhibit 10.17 to
                                      Viatel's 1999 Form 10-K).

         10.17*                       Equipment Purchase Agreement, dated June 29, 1998, between
                                      Viatel, Inc. and Nortel PLC (incorporated herein by
                                      reference to Exhibit 10.16 to Viatel's 1998 Form S-4).

         10.18*                       Agreement of Lease, dated June 24, 1998, between 685
                                      Acquisition Corp. and Viatel, Inc., as amended by a letter agreement, dated July 27, 1998 (incorporated herein by
                                      reference to Exhibit 10.17 to Viatel's 1998 Form S-4).

         10.19*                       Lease, dated June 23, 1998, between VC Associates and Viatel
                                      New Jersey, Inc. (incorporated herein by reference to
                                      Exhibit 10.18 to Viatel's 1998 Form S-4).

         10.20*++                     Software License Agreement, dated October 22, 1998, between
                                      Viatel, Inc. and Lucent Technologies Inc. (incorporated
                                      herein by reference to Exhibit 10.19 to Viatel, Inc.'s
                                      Annual Report on Form 10-K for the year ended December 31,
                                      1998 ("Viatel's 1998 Form 10-K")).

              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
         10.21*++                     Equipment Purchase Agreement, dated December 31, 1998,
                                      between Viatel, Inc. and Nortel PLC (incorporated herein by reference to Exhibit 10.21 to Viatel's 1998 Form 10-K).

         10.22*++                     Project Services Agreement, dated as of January 11, 1999,
                                      between Viatel, Inc. and Bechtel Limited (incorporated
                                      herein by reference to Exhibit 10.22 to Viatel, Inc.'s
                                      Quarterly Report on Form 10-Q for the quarter ended
                                      March 31, 1999 ("Viatel's March 1999 Form 10-Q")).

         10.23*++                     Development Agreement by and among ViCaMe Infrastructure
                                      Development GMBH, Viatel German Asset GMBH, Carrier 1 Fiber
                                      Network GMBH & Co. OH, Metromedia Fiber Network GMBH,
                                      Viatel, Inc. and Metromedia Fiber Network, Inc., dated as of
                                      February 19, 1999 (incorporated herein by reference to
                                      Exhibit 10.23 to Viatel's March 1999 Form 10-Q).

         10.24*                       Third Amended and Restated Equipment Loan and Security
                                      Agreement, dated as of November 5, 1999, between NTFC
                                      Capital Corporation and Destia Communications, Inc.
                                      (incorporated herein by reference to Exhibit 10.36 to
                                      Viatel, Inc.'s Current Report on Form 8-K, filed
                                      December 29, 1999, File No. 000-21261).

         10.25*                       Securities Purchase Agreement, dated as of February 1, 2000, by and among Viatel, Inc. and HMTF Europe Acquisition Corp.
                                      and Chase Equity Associates LLC (incorporated herein by
                                      reference to Exhibit 4.13 to Viatel, Inc.'s Form 8-K filed on February 16, 2000, File No. 000-21261).

         10.26*+                      Viatel, Inc. Employee Stock Purchase Plan (incorporated
                                      herein by reference to Exhibit 4.9 to Viatel, Inc.'s
                                      Registration Statement on Form S-8, Registration
                                      No. 333-92235, filed on December 7, 1999).

         10.27*+                      Viatel, Inc. Management Severance Plan (incorporated by
                                      reference to Exhibit 10.28 to Viatel's 1999 Form 10-K).

         10.28*                       Telecommunications Services Agreement between Frontier
                                      Communications of the West, Inc. and Destia Communications,
                                      Inc., dated November 17, 1998 (incorporated herein by
                                      reference to Exhibit 10.16 of Destia Communications, Inc.'s
                                      Registration Statement on Form S-1, Registration No.
                                      333-70463, filed on January 29, 1999).

         10.29*++                     Amended and Restated Engineering, Procurement and
                                      Construction Contract, dated as of November 15, 1999, and
                                      effective as of February 19, 1999, between Bechtel Limited,
                                      ViCaMe Infrastructure Development GmbH, Viatel German Asset
                                      GmbH, Metromedia Fiber Network GmbH and Carrier 1 Fiber
                                      Network GmbH & Co. OHG (incorporated herein by reference to
                                      Exhibit 10.34 to Viatel's First Quarter 2000 Form 10-Q).

         10.30*                       Placement Agreement, dated April 14, 2000, between Viatel,
                                      Inc. and Morgan Stanley & Co. Incorporated Limited, Chase
                                      Securities, Inc. and Credit Suisse First Boston Corporation,
                                      as placement agents (incorporated herein by reference to
                                      Exhibit 10.30 to Viatel's First Quarter 2000 Form 10-Q).

         10.31*                       Placement Agreement, dated as of April 6, 2000, among
                                      Viatel, Inc., Viatel Financing Trust I and Morgan Stanley
                                      & Co. Incorporated (incorporated herein by reference to
                                      Exhibit 10.31 to Viatel's First Quarter 2000 Form 10-Q).

         10.32*                       Trust Convertible Preferred Stock Guarantee Agreement, dated
                                      April 12, 2000, between Viatel, Inc. and The Bank of New
                                      York, as Preferred Guarantee Trustee (incorporated herein by reference to Exhibit 10.32 to Viatel's First Quarter 2000
                                      Form 10-Q).

              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
         10.33*                       Common Securities Guarantee Agreement executed by Viatel,
                                      Inc., dated April 12, 2000 (incorporated herein by reference to Exhibit 10.33 to Viatel's First Quarter 2000 Form 10-Q).

         10.34*+++                    Fiber Purchase Agreement, dated as of April 11, 2000, by and between Level 3 Landing Station, Inc., Level 3 (Bermuda)
                                      Limited, Level 3 Communications Limited, and Viatel, Inc.
                                      (incorporated herein by reference to Exhibit 10.34 of
                                      Viatel's Second Quarter 2000 Form 10-Q).

         10.35*+++                    Capacity and Dark fiber IRU Purchase Agreement, dated as of
                                      April 11, 2000, by and between Level 3 Landing Station,
                                      Inc., Level 3 (Bermuda) Limited, Level 3 Communications
                                      Limited, and Viatel, Inc. (incorporated herein by reference to Exhibit 10.35 of Viatel's Second Quarter 2000
                                      Form 10-Q).

         12.1**                       Ratio of Earnings to Fixed Charges.

         21.1**                       Subsidiaries of Viatel, Inc.

         23.1**                       Consent of Kelley Drye & Warren LLP (included in its opinion filed herewith as Exhibit 5.1).

         23.2**                       Consent of KPMG LLP.

         23.3**                       Consent of Arthur Andersen LLP.

         23.4**                       Consent of PricewaterhouseCoopers.

         24***                        Powers of Attorney (included on original signature page).

         25.1***                      Statement of Eligibility of The Bank of New York on Form T-1
                                      relating to Viatel, Inc.'s 12 3/4% Senior Euro Notes due
                                      2008.

         99.1**                       Letter of Transmittal relating to Viatel, Inc.'s 12 3/4%
                                      Senior Euro Notes due 2008.

         99.2**                       Notice of Guaranteed Delivery relating to Viatel, Inc.'s
                                      12 3/4% Senior Euro Notes due 2008.


------------------------


*   Incorporated herein by reference.



**  Filed herewith.



*** Previously filed.



+   Management contract or compensatory plan or arrangement.



++  Confidential treatment granted as to certain portions of these exhibits.



+++ Confidential treatment requested as to certain portions of these exhibits.

(b) Supplemental Financial Statement Schedules:
        Schedule II--Valuation and Qualifying Accounts for Viatel, Inc. and Destia Communications, Inc.

    All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes.

ITEM 22. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price, represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 30th day of August, 2000.


                                                       VIATEL, INC.

                                                       By:  MICHAEL J. MAHONEY*
                                                            -----------------------------------------
                                                            Name:  Michael J. Mahoney
                                                            Title:   Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated:



                      SIGNATURE                                   TITLE                      DATE
                      ---------                                   -----                      ----
                                                       Chairman of the Board and
                 MICHAEL J. MAHONEY*                     Chief Executive Officer
     -------------------------------------------         (Principal Executive          August 30, 2000
                 Michael J. Mahoney                      Officer)

                 WILLIAM C. MURPHY*                    President and Director
     -------------------------------------------                                       August 30, 2000
                  William C. Murphy

                                                       Chief Financial Officer and
                   ALLAN L. SHAW*                        Director (Principal
     -------------------------------------------         Financial and Accounting      August 30, 2000
                    Allan L. Shaw                        Officer)

                    ALFRED WEST*                       Vice Chairman and Director
     -------------------------------------------                                       August 30, 2000
                     Alfred West

                      SIGNATURE                                   TITLE                      DATE
                      ---------                                   -----                      ----

                  FRANCIS J. MOUNT*                             Director
     -------------------------------------------                                       August 30, 2000
                  Francis J. Mount

                 SHELDON M. GOLDMAN*                            Director
     -------------------------------------------                                       August 30, 2000
                 Sheldon M. Goldman

                  PAUL G. PIZZANI*                              Director
     -------------------------------------------                                       August 30, 2000
                   Paul G. Pizzani

                   JOHN G. GRAHAM*                              Director
     -------------------------------------------                                       August 30, 2000
                   John G. Graham

                 EDWARD C. SCHMULTS*                            Director
     -------------------------------------------                                       August 30, 2000
                 Edward C. Schmults

                     JOHN MUSE*                                 Director
     -------------------------------------------                                       August 30, 2000
                      John Muse



*By:           /s/ JAMES P. PRENETTA
      --------------------------------------
                 James P. Prenetta
                 ATTORNEY-IN-FACT

                         VIATEL, INC. AND SUBSIDIARIES

                SCHEDULE II--VALUATIONS AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                                            ADDITIONS
                                               BALANCE AT   CHARGED TO                             BALANCE
                                               BEGINNING    COSTS AND                   OTHER      AT END
                 DESCRIPTION                   OF PERIOD     EXPENSES    RETIREMENTS   CHANGES    OF PERIOD
                 -----------                   ----------   ----------   -----------   --------   ---------
Reserves and allowances deducted from asset
  accounts (in thousands):

Allowances for uncollectible accounts
  receivable
  Year ended December 31, 1997...............    $  602       $2,733        $2,294          --     $1,041
  Year ended December 31, 1998...............     1,041        4,225           544          --      4,722
  Year ended December 31, 1999...............     4,722       11,511         6,199          --     10,034

Allowances for asset impairment
  Year ended December 31, 1997...............       560           --            --          --        560
  Year ended December 31, 1998...............       560           --            --          --        560
  Year ended December 31, 1999...............       560           --            --          --        560

                               INDEX TO EXHIBITS


              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
          2.1*                        Agreement and Plan of Merger, dated as of August 27, 1999, by and among Viatel, Inc., Viatel Acquisition Corp. and
                                      Destia Communications, Inc. (incorporated herein by
                                      reference to Exhibit 2.1 to Viatel, Inc.'s Registration
                                      Statement on Form S-4, filed October 15, 1999, Registration
                                      No. 333-89143 ("Viatel's October 1999 Form S-4")).

          2.2*                        Agreement for the sale and purchase of the entire issued
                                      share capital of New Comms.UK, by and among AT&T
                                      Communications Services International, Inc., Global Card
                                      Holdings Inc., Viatel, Inc. and Viatel Global Communications
                                      Limited, dated February 29, 2000 (incorporated herein by
                                      reference to Exhibit 2.2 to Viatel, Inc.'s Current Report on
                                      Form 8-K, filed on March 13, 2000, File No. 000-21261).

          3.1(i)*                     Amended and Restated Certificate of Incorporation of Viatel,
                                      Inc. (incorporated herein by reference to Exhibit 3.1(i)(a)
                                      to Viatel, Inc.'s Registration Statement on Form S-1,
                                      Registration No. 333-09699, filed on August 7, 1996
                                      ("Viatel's Form S-1")); Certificate of Designations,
                                      Preferences and Rights of 10% Series A Redeemable
                                      Convertible Preferred Stock, $.01 par value per share
                                      (incorporated herein by reference to Exhibit 3(i)(b) to
                                      Viatel, Inc.'s Registration Statement on Form S-4, filed on
                                      July 10, 1998, File No. 333-58921 ("Viatel's 1998
                                      Form S-4")); Certificate of Amendment to Viatel, Inc.'s
                                      Amended and Restated Certificate of Incorporation
                                      (incorporated herein by reference to Exhibit 4.9 to Viatel,
                                      Inc.'s Quarterly Report on Form 10-Q for the period ended
                                      September 30, 1998, File No. 000-21261); Second Certificate
                                      of Amendment to Viatel Inc.'s Amended and Restated
                                      Certificate of Incorporation (incorporated herein by
                                      reference to Exhibit 3.1(i) to Viatel's October 1999
                                      Form S-4); Certificate of Designations of Series A Junior
                                      Participating Preferred Stock of Viatel, Inc. (incorporated herein by reference to Exhibit 3(i)(2) to Viatel, Inc.'s
                                      Current Report on Form 8-K, dated December 29, 1999, File
                                      No. 000-21261 ("Viatel's December 1999 Form 8-K"));
                                      Certificate of Designations, Preferences and Rights of 7.50%
                                      Cumulative Convertible Preferred Stock Series B-1 Due 2015
                                      (incorporated herein by reference to Exhibit 3.1(i) to
                                      Viatel, Inc.'s Annual Report on Form 10-K for the year ended
                                      December 31, 1999 ("Viatel's 1999 Form 10-K"); Certificate
                                      of Designations, Preferences and Rights of 7.50% Cumulative
                                      Convertible Preferred Stock Series B-2 Due 2015
                                      (incorporated herein by reference to Exhibit 3.1(i) to
                                      Viatel's 1999 Form 10-K); and Certificate of Designations,
                                      Preferences and Rights of Convertible Preferred Stock Series
                                      C (incorporated by reference to Exhibit 3.1(i) to Viatel's
                                      1999 Form 10-K).

          3.1(ii)*                    Third Amended and Restated Bylaws of Viatel, Inc.
                                      (incorporated herein by reference to Exhibit 3.1(ii) to
                                      Viatel, Inc.'s October 1999 Form S-4).

          3.1(iii)*                   Certificate of Trust of Viatel Financing Trust I, dated
                                      March 30, 2000 (incorporated herein by reference to Exhibit
                                      3.1(iii) to Viatel, Inc.'s Quarterly Report on Form 10-Q for
                                      the quarterly period ended March 31, 2000, File
                                      No. 000-21261, filed on May 15, 2000 ("Viatel's First
                                      Quarter 2000 Form 10-Q")).

          3.1(iv)*                    Amended and Restated Declaration of Trust of Viatel
                                      Financing Trust I, dated and effective as of April 12, 2000
                                      (incorporated herein by reference to Exhibit 3.1(iv) to
                                      Viatel's First Quarter 2000 Form 10-Q).

          4.1*                        Specimen of Viatel common stock certificate (incorporated by reference to Exhibit 4.4 of Viatel's Form S-1).

          4.2*                        Indenture, dated as of April 8, 1998, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s 12.50% Senior Discount Notes Due 2008 (including form of 12.50% Senior Discount Note) (incorporated herein by
                                      reference to Exhibit 4.1 to Viatel's 1998 Form S-4).

              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
          4.3*                        Indenture, dated as of April 8, 1998, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s 11.25% Senior Notes Due 2008 (including form of
                                      11.25% Senior Note) (incorporated herein by reference to
                                      Exhibit 4.2 to Viatel's 1998 Form S-4).

          4.4*                        Indenture, dated as of April 8, 1998, among Viatel, Inc.,
                                      The Bank of New York, as Trustee, and Deutsche Bank,
                                      Aktiengesellschaft, as German Paying Agent and Co-Registrar,
                                      relating to Viatel, Inc.'s 12.40% Senior Discount Notes Due
                                      2008 (including form of 12.40% Senior Discount Note)
                                      (incorporated herein by reference to Exhibit 4.3 to Viatel's
                                      1998 Form S-4).

          4.5*                        Indenture, dated as of April 8, 1998, among Viatel, Inc.,
                                      The Bank of New York, as Trustee, and Deutsche Bank,
                                      Aktiengesellschaft, as German Paying Agent and Co-Registrar,
                                      relating to Viatel, Inc.'s 11.15% Senior Notes Due 2008
                                      (including form of 11.15% Senior Note) (incorporated herein by reference to Exhibit 4.4 to Viatel's 1998 Form S-4).

          4.6*                        Indenture, dated as of March 19, 1999, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s U.S. dollar denominated 11.50% Senior Notes due 2009
                                      (including form of 11.50% Senior Dollar Note) (incorporated herein by reference to Exhibit 4.9 to Viatel, Inc.'s
                                      Registration Statement on Form S-3, filed on February 12,
                                      1999, File No. 333-72309 ("Viatel's February 1999 Form
                                      S-3")).

          4.7*                        Indenture, dated as of March 19, 1999, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s euro denominated 11.50% Senior Notes due 2009
                                      (including form of 11.50% Senior Euro Note) (incorporated
                                      herein by reference to Exhibit 4.10 to Viatel's
                                      February 1999 Form S-3).

          4.8*                        Indenture, dated as of July 1, 1997, between Destia
                                      Communications, Inc. and The Bank of New York, as Trustee,
                                      relating to Destia's 13.50% Senior Notes due 2007 (including form of 13.50% Senior Note) (incorporated herein by
                                      reference to Exhibit 4.5 of Destia Communications, Inc.'s
                                      Registration Statement on Form S-4, File No. 333-47711,
                                      filed on August 7, 1997).

          4.9*                        Indenture, dated as of December 8, 1999, between Viatel,
                                      Inc. and The Bank of New York, as Trustee, relating to
                                      Viatel, Inc.'s U.S. dollar denominated 11.50% Senior Notes due 2009 (including form of 11.50% Senior Dollar Note)
                                      (incorporated herein by reference to Exhibit 4.13 to Viatel,
                                      Inc.'s Current Report on Form 8-K, dated December 9, 1999,
                                      File No. 000-21261).

          4.10*                       Rights Agreement, dated as of December 6, 1999, between
                                      Viatel, Inc. and The Bank of New York, as Rights Agent
                                      (incorporated herein by reference to Exhibit 4.12 to
                                      Viatel's Registration Statement on Form 8-A12G, filed on
                                      December 27, 1999, File No. 000-21261).

          4.11*                       Indenture, dated as of April 20, 2000, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s 12 3/4% Senior Euro Notes due 2008 (including form of
                                      12 3/4% Senior Note) (incorporated herein by reference to
                                      Exhibit 4.11 to Viatel's First Quarter 2000 Form 10-Q).

          4.12*                       Indenture, dated as of April 20, 2000, between Viatel, Inc.
                                      and The Bank of New York, as Trustee, relating to Viatel,
                                      Inc.'s 7 3/4% Convertible Junior Subordinated Debentures
                                      (incorporated herein by reference to Exhibit 4.12 to
                                      Viatel's First Quarter 2000 Form 10-Q).

          4.13*                       Registration Rights Agreement, dated as of April 14, 2000, between Viatel, Inc. and Morgan Stanley & Co. Incorporated
                                      Limited, Chase Securities, Inc. and Credit Suisse First
                                      Boston Corporation (incorporated herein by reference to
                                      Exhibit 4.13 to Viatel's First Quarter 2000 Form 10-Q).

              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
          4.14*                       Registration Rights Agreement, dated as of April 6, 2000,
                                      among Viatel, Inc., Viatel Financing Trust I and Morgan
                                      Stanley & Co. Incorporated, Salomon Smith Barney, Inc. and
                                      Banc of America Securities LLC (incorporated herein by
                                      reference to Exhibit 4.14 to Viatel's First Quarter 2000
                                      Form 10-Q).

          4.15***                     First Supplemental Indenture, dated as of June 19, 2000,
                                      between Viatel, Inc. and The Bank of New York, as Trustee
                                      (previously filed).

          4.16*                       Amendment to Rights Agreement, dated as of February 1, 2000, between Viatel, Inc. and The Bank of New York, as Rights
                                      Agent (incorporated herein by reference to Exhibit 4.16 of
                                      Viatel, Inc.'s Quarterly Report for the quarterly period
                                      ended June 30, 2000, File No. 000-21261, filed on
                                      August 14, 2000 ("Viatel's Second Quarter 2000 Form 10-Q").

          5.1**                       Opinion of Kelley Drye & Warren LLP.

         10.1*                        Stockholder Agreement dated as of August 27, 1999, among
                                      Alfred West, AT Econ Limited Partnership, AT Econ Ltd.
                                      Partnership No. 2, Viatel, Inc., Viatel Acquisition Corp.
                                      and Destia Communications, Inc. (incorporated herein by
                                      reference to Exhibit 10.1 to Viatel's October 1999 Form
                                      S-4).

         10.2*                        Stockholder Agreement dated as of August 27, 1999 among
                                      Steven West, SS Econ Limited Partnership, SS Econ Ltd.
                                      Partnership No. 2, Viatel, Inc., Viatel Acquisition Corp.
                                      and Destia Communications, Inc. (incorporated herein by
                                      reference to Exhibit 10.2 to Viatel's October 1999 Form
                                      S-4).

         10.3*                        Stockholder Agreement dated as of August 27, 1999 among Gary
                                      Bondi, GS Econ Limited Partnership, GS Econ Ltd. Partnership
                                      No. 2, Viatel, Inc., Viatel Acquisition Corp. and Destia
                                      Communications, Inc. (incorporated herein by reference to
                                      Exhibit 10.3 to Viatel's October 1999 Form S-4).

         10.4*                        Commercial Lease Agreement, dated as of November 1, 1993,
                                      and Addendum, dated as of December 8, 1994, between Viatel,
                                      Inc. and 123rd Street Partnership in connection with the
                                      Viatel, Inc.'s premises located in Omaha, Nebraska
                                      (incorporated herein by reference to Exhibit 10.24 to
                                      Viatel's 1995 Form S-4).

         10.5*                        Facilities Management and Services Agreement, dated as of
                                      August 4, 1995, between Viatel U.K. Limited and Telemedia
                                      International Ltd. (incorporated herein by reference to
                                      Exhibit 10.32 to Viatel's 1995 Form S-4).

         10.6*                        Agreement of Lease, dated August 7, 1995, between Viatel,
                                      Inc. and Joseph P. Day Realty Corp. (incorporated herein
                                      by reference to Exhibit 10.33 to Viatel's 1995
                                      Form S-4).

         10.7*+                       Viatel, Inc. 1999 Amended Stock Incentive Plan (incorporated herein by reference to Exhibit 10.12 to Viatel's October
                                      1999 Form S-4).

         10.8*+                       Viatel, Inc. Amended and Restated 1999 Flexible Stock
                                      Incentive Plan (incorporated herein by reference to Exhibit
                                      4.11 to Viatel's Registration Statement on Form S-8,
                                      Registration No. 333-92339, filed on December 8, 1999
                                      ("Viatel's 1999 Form S-8").

         10.9*+                       Viatel, Inc. 1996 Flexible Stock Incentive Plan
                                      (incorporated herein by reference to Exhibit 4.12 to
                                      Viatel's 1999 Form S-8).

         10.10*+                      Employment Agreement between Viatel, Inc. and Michael J.
                                      Mahoney (incorporated herein by reference to Exhibit 10.11 to Viatel's 1999 Form 10-K).

         10.11*+                      Employment Agreement between Viatel, Inc. and
                                      Allan L. Shaw (incorporated herein by reference to Exhibit
                                      10.12 to Viatel's 1999 Form 10-K).

         10.12*+                      Employment Agreement between Viatel, Inc. and
                                      Sheldon M. Goldman (incorporated herein by reference to
                                      Exhibit 10.13 to Viatel's 1999 Form 10-K).

              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
         10.13*+                      Employment Agreement between Viatel, Inc. and Francis J.
                                      Mount (incorporated herein by reference to Exhibit 10.14 to
                                      Viatel's 1999 Form 10-K).

         10.14*+                      Employment Agreement between Viatel, Inc. and Lawrence
                                      Malone (incorporated herein by reference to Exhibit 10.15 to
                                      Viatel's 1999 Form 10-K).

         10.15*+                      Employment Agreement between Viatel, Inc. and Alfred West
                                      (incorporated herein by reference to Exhibit 10.44 to
                                      Viatel's October 1999 Form S-4).

         10.16*+                      Employment Agreement between Viatel, Inc. and William Murphy
                                      (incorporated herein by reference to Exhibit 10.17 to
                                      Viatel's 1999 Form 10-K).

         10.17*                       Equipment Purchase Agreement, dated June 29, 1998, between
                                      Viatel, Inc. and Nortel PLC (incorporated herein by
                                      reference to Exhibit 10.16 to Viatel's 1998 Form S-4).

         10.18*                       Agreement of Lease, dated June 24, 1998, between 685
                                      Acquisition Corp. and Viatel, Inc., as amended by a letter agreement, dated July 27, 1998 (incorporated herein by
                                      reference to Exhibit 10.17 to Viatel's 1998 Form S-4).

         10.19*                       Lease, dated June 23, 1998, between VC Associates and Viatel
                                      New Jersey, Inc. (incorporated herein by reference to
                                      Exhibit 10.18 to Viatel's 1998 Form S-4).

         10.20*++                     Software License Agreement, dated October 22, 1998, between
                                      Viatel, Inc. and Lucent Technologies Inc. (incorporated
                                      herein by reference to Exhibit 10.19 to Viatel, Inc.'s
                                      Annual Report on Form 10-K for the year ended December 31,
                                      1998 ("Viatel's 1998 Form 10-K")).

         10.21*++                     Equipment Purchase Agreement, dated December 31, 1998,
                                      between Viatel, Inc. and Nortel PLC (incorporated herein by reference to Exhibit 10.21 to Viatel's 1998 Form 10-K).

         10.22*++                     Project Services Agreement, dated as of January 11, 1999,
                                      between Viatel, Inc. and Bechtel Limited (incorporated
                                      herein by reference to Exhibit 10.22 to Viatel, Inc.'s
                                      Quarterly Report on Form 10-Q for the quarter ended
                                      March 31, 1999 ("Viatel's March 1999 Form 10-Q")).

         10.23*++                     Development Agreement by and among ViCaMe Infrastructure
                                      Development GMBH, Viatel German Asset GMBH, Carrier 1 Fiber
                                      Network GMBH & Co. OH, Metromedia Fiber Network GMBH,
                                      Viatel, Inc. and Metromedia Fiber Network, Inc., dated as of
                                      February 19, 1999 (incorporated herein by reference to
                                      Exhibit 10.23 to Viatel's March 1999 Form 10-Q).

         10.24*                       Third Amended and Restated Equipment Loan and Security
                                      Agreement, dated as of November 5, 1999, between NTFC
                                      Capital Corporation and Destia Communications, Inc.
                                      (incorporated herein by reference to Exhibit 10.36 to
                                      Viatel, Inc.'s Current Report on Form 8-K, filed
                                      December 29, 1999, File No. 000-21261).

         10.25*                       Securities Purchase Agreement, dated as of February 1, 2000, by and among Viatel, Inc. and HMTF Europe Acquisition Corp.
                                      and Chase Equity Associates LLC (incorporated herein by
                                      reference to Exhibit 4.13 to Viatel, Inc.'s Form 8-K filed on February 16, 2000, File No. 000-21261).

         10.26*+                      Viatel, Inc. Employee Stock Purchase Plan (incorporated
                                      herein by reference to Exhibit 4.9 to Viatel, Inc.'s
                                      Registration Statement on Form S-8, Registration
                                      No. 333-92235, filed on December 7, 1999).

         10.27*+                      Viatel, Inc. Management Severance Plan (incorporated by
                                      reference to Exhibit 10.28 to Viatel's 1999 Form 10-K).

         10.28*                       Telecommunications Services Agreement between Frontier
                                      Communications of the West, Inc. and Destia Communications,
                                      Inc., dated November 17, 1998 (incorporated herein by
                                      reference to Exhibit 10.16 of Destia Communications, Inc.'s
                                      Registration Statement on Form S-1, Registration No.
                                      333-70463, filed on January 29, 1999).

              EXHIBIT
              NUMBER                                    DESCRIPTION OF DOCUMENT
-----------------------------------   ------------------------------------------------------------
         10.29*++                     Amended and Restated Engineering, Procurement and
                                      Construction Contract, dated as of November 15, 1999, and
                                      effective as of February 19, 1999, between Bechtel Limited,
                                      ViCaMe Infrastructure Development GmbH, Viatel German Asset
                                      GmbH, Metromedia Fiber Network GmbH and Carrier 1 Fiber
                                      Network GmbH & Co. OHG (incorporated herein by reference to
                                      Exhibit 10.34 to Viatel's First Quarter 2000 Form 10-Q).

         10.30*                       Placement Agreement, dated April 14, 2000, between Viatel,
                                      Inc. and Morgan Stanley & Co. Incorporated Limited, Chase
                                      Securities, Inc. and Credit Suisse First Boston Corporation,
                                      as placement agents (incorporated herein by reference to
                                      Exhibit 10.30 to Viatel's First Quarter 2000 Form 10-Q).

         10.31*                       Placement Agreement, dated as of April 6, 2000, among
                                      Viatel, Inc., Viatel Financing Trust I and Morgan Stanley
                                      & Co. Incorporated (incorporated herein by reference to
                                      Exhibit 10.31 to Viatel's First Quarter 2000 Form 10-Q).

         10.32*                       Trust Convertible Preferred Stock Guarantee Agreement, dated
                                      April 12, 2000, between Viatel, Inc. and The Bank of New
                                      York, as Preferred Guarantee Trustee (incorporated herein by reference to Exhibit 10.32 to Viatel's First Quarter 2000
                                      Form 10-Q).

         10.33*                       Common Securities Guarantee Agreement executed by Viatel,
                                      Inc., dated April 12, 2000 (incorporated herein by reference to Exhibit 10.33 to Viatel's First Quarter 2000 Form 10-Q).

         10.34*+++                    Fiber Purchase Agreement, dated as of April 11, 2000, by and between Level 3 Landing Station, Inc., Level 3 (Bermuda)
                                      Limited, Level 3 Communications Limited, and Viatel, Inc.
                                      (incorporated herein by reference to Exhibit 10.34 of
                                      Viatel's Second Quarter 2000 Form 10-Q).

         10.35*+++                    Capacity and Dark fiber IRU Purchase Agreement, dated as of
                                      April 11, 2000, by and between Level 3 Landing Station,
                                      Inc., Level 3 (Bermuda) Limited, Level 3 Communications
                                      Limited, and Viatel, Inc. (incorporated herein by reference to Exhibit 10.35 of Viatel's Second Quarter 2000
                                      Form 10-Q).

         12.1**                       Ratio of Earnings to Fixed Charges.

         21.1**                       Subsidiaries of Viatel, Inc.

         23.1**                       Consent of Kelley Drye & Warren LLP (included in its opinion filed herewith as Exhibit 5.1).

         23.2**                       Consent of KPMG LLP.

         23.3**                       Consent of Arthur Andersen LLP.

         23.4**                       Consent of PricewaterhouseCoopers.

         24***                        Powers of Attorney (included on original signature page).

         25.1***                      Statement of Eligibility of The Bank of New York on Form T-1
                                      relating to Viatel, Inc.'s 12 3/4% Senior Euro Notes due
                                      2008.

         99.1**                       Letter of Transmittal relating to Viatel, Inc.'s 12 3/4%
                                      Senior Euro Notes due 2008.

         99.2**                       Notice of Guaranteed Delivery relating to Viatel, Inc.'s
                                      12 3/4% Senior Euro Notes due 2008.


------------------------

*   Incorporated herein by reference.

**  Filed herewith.


*** Previously filed.


+   Management contract or compensatory plan or arrangement.

++  Confidential treatment granted as to certain portions of these exhibits.


+++ Confidential treatment requested as to certain portions of these exhibits.